ECONOMIC ASSESSMENT NI43-101

TECHNICAL REPORT

BANRO CORPORATION

TWANGIZA PHASE 1 GOLD PROJECT

SOUTH KIVU PROVINCE, DEMOCRATIC REPUBLIC OF THE CONGO

SENET

MODDER House • No.1 High Street • ModderCrest
Modderfontein 1609 • Gauteng • South Africa
PO Box 9820 • Edenglen • Johannesburg 1613 • Gauteng • South Africa
Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142
Website: www.senet.co.za

Economic Assessment Report – March 2011	NI 43-101 TECHNICAL REPORT
Banro Corporation
Twangiza Phase 1 Gold Project in DRC

ECONOMIC ASSESSMENT NI 43-101
TECHNICAL REPORT,
TWANGIZA PHASE 1 GOLD PROJECT,
South Kivu Province, Democratic
Republic of the Congo

Prepared for Banro Corporation

MODDER House • No.1 High Road • Modder Crest Office Park

Modderfontein • Gauteng • South Africa

Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142

Website www.senet.co.za

Effective Date of Report: March 09, 2011

Qualified Persons:	Contributing Engineers/ Authors:

Martin Pittuck, M.Sc., MIMMM	Phil Bundo: SENET
H.G. Waldeck, B.Sc., FSAIMM	John Naismith: SENET
Rudi Rautenbach, NHD, MSAIMM, MSACNASP	Darren Naylor: SENET
Steven Dorman, B.Sc.	Anthony Evans: SENET
Braam Smit: SENET
Zamokwakhe Mthethwa: SENET

Mark Sturgeon: SRK (SA)
Ali Rudaki: SRK (SA)

Kerwin Strauss: Metago Environmental Engineers

TABLE OF CONTENTS

1.	SUMMARY	9
1.1	INTRODUCTION	9
1.2	PROJECT OVERVIEW	10
1.3	MINERAL RESOURCE STATEMENT	10
1.4	ECONOMIC ASSESSMENT	11
1.5	CAPITAL COST SUMMARY	14
1.6	OPERATING COST SUMMARY	15
1.7	FINANCIAL ANALYSIS	16
2.	INTRODUCTION	17
2.1	PROJECT OVERVIEW	17
2.2	PURPOSE OF THIS TECHNICAL REPORT	17
2.3	SOURCES OF INFORMATION AND DATA	18
2.4	SCOPE OF PERSONAL INSPECTIONS OF THE PROPERTY	18
2.5	RELIANCE ON OTHER EXPERTS	20
2.6	CAUTIONARY NOTES	20
3.	PROPERTY DESCRIPTION AND LOCATION	21
3.1	MINERAL TENURE	21
3.2	BANRO’S INTEREST IN THE TWANGIZA PROPERTY	22
3.3	NATURAL AND EXISTING FEATURES	23
3.4	ROYALTIES AND OTHER PAYMENTS	23
3.5	ENVIRONMENTAL LIABILITIES	23
3.6	REQUIRED PERMITS AND APPROVALS	24
4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	29
4.1	TOPOGRAPHY, ELEVATION, VEGETATION AND SEISMIC ACTIVITY	29
4.2	MEANS OF ACCESS	30
4.3	PROXIMITY TO A POPULATION CENTRE AND NATURE OF TRANSPORT	30
4.4	CLIMATE AND LENGTH OF OPERATING SEASON	30
4.5	SURFACE RIGHTS AND AVAILABLE LOCAL INFRASTRUCTURE and RESOURCES	32
5.	HISTORY	34
6.	GEOLOGICAL SETTING	36
6.1	REGIONAL GEOLOGY	36
6.2	PROPERTY GEOLOGY	39
7.	DEPOSIT TYPES	41
8.	MINERALIZATION	43
8.1	SILLS	43
8.2	SEDIMENTS	43
9.	EXPLORATION	45
9.1	HISTORICAL EXPLORATION	45

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9.2	EXPLORATION (OCTOBER 2005 – DECEMBER 2006)	47
9.3	EXPLORATION (JANUARY 2007 – NOVEMBER 2008)	48
9.4	EXPLORATION (JANUARY 2009 – DECEMBER 2010)	50
10.	DRILLING	52
10.1	DRILLING (FEBRUARY 2006 – MAY 2008)	52
10.2	DRILLING (MAY 2008 – NOVEMBER 2008)	53
10.3	RESULTS	53
11.	SAMPLING METHOD AND APPROACH	54
11.1	SOIL GEOCHEMISTRY	54
11.2	TRENCH SAMPLES	54
11.3	STREAM SEDIMENT SAMPLES	54
11.4	DRILL CORE SAMPLES	55
11.5	AUGER SAMPLES	55
12.	SAMPLE PREPARATION, ANALYSES AND SECURITY	56
12.1	STATEMENT	56
12.2	SAMPLE PREPARATION AND ANALYSIS	56
12.3	QUALITY CONTROL PROCEDURES	58
12.4	ASSESSMENT OF QUALITY CONTROL DATA	58
13.	DATA VERIFICATION	66
13.1	DATABASE AND DATA QUALITY	66
13.2	ADIT CHECK SAMPLING	66
13.3	DATA VALIDATION	68
14.	ADJACENT PROPERTIES	69
15.	MINERAL PROCESSING AND METALLURGICAL TESTING	70
15.1	BACKGROUND	70
15.2	REVIEW OF SCOPING STUDY METALLURGICAL TESTWORK	73
15.3	REVIEW OF PRE-FEASIBILITY STUDY METALLURGICAL TESTWORK	74
15.4	REVIEW OF FEASIBILITY STUDY METALLURGICAL TESTWORK	78
15.5	REVIEW OF COMMINUTION CIRCUIT PARAMETERS TO PROCESS 1.7MTPA	94
15.6	PROCESS PLANT SUMMARY	96
16.	MINERAL RESOURCE ESTIMATES	97
16.1	MINERAL RESOURCE ESTIMATE	97
16.2	MINERAL RESOURCE STATEMENT	129
17.	OTHER RELEVANT DATA AND INFORMATION	130
17.1	MINE STUDY	131
17.2	PROCESS PLANT DESIGN	145
17.3	TAILINGS MANAGEMENT FACILITY (TMF)	161
17.4	INFRASTRUCTURE AND OTHER SITE SERVICES	164
17.5	ENVIRONMENTAL CONSIDERATIONS	169
17.6	OPERATING COSTS	173
17.7	CAPITAL COSTS	175

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17.8	FINANCIAL ANALYSIS	180
17.9	SENSITIVITY ANALYSIS	182
18.	INTERPRETATION AND CONCLUSIONS	184
19.	RECOMMENDATIONS	186
19.1	SRK RECOMMENDATIONS	186
19.2	SENET RECOMMENDATIONS	186
19.3	METAGO ENVIRONMENTAL ENGINEERS’ RECOMMENDATIONS	187
20.	DATE AND SIGNATURE PAGE	188
21.	CERTIFICATES OF QUALIFIED PERSONS	189
21.1	MARTIN PITTUCK	189
21.2	H.G. WALDECK	190
21.3	RUDI RAUTENBACH	191
21.4	STEVEN DORMAN	192

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INDEX OF TABLES

TABLE 1.3-1 - MINERAL RESOURCE ESTIMATE BY CONFIDENCE CATEGORY (EFFECTIVE DATE: NOVEMBER 2011)	11
TABLE 1.3-2 - TWANGIZA OXIDE AND SULPHIDE MINERAL RESERVE ESTIMATES	11
TABLE 1.4-1 - PIT OPTIMIZATION PARAMETERS	12
TABLE 1.4-2 – TWANGIZA OXIDE MINERAL RESERVE ESTIMATE (EFFECTIVE DATE: MARCH 4, 2011)	12
TABLE 1.5-1 - CAPITAL COST SUMMARY	14
TABLE 1.6-1 - SUMMARY OF LOM OPERATING COSTS	15
TABLE 1.7-1 - FINANCIAL ANALYSIS SUMMARY	16
TABLE 2.4-1 – RESPONSIBILITY MATRIX OF QUALIFIED PERSONS	19
TABLE 4.4-1 - TOTAL MONTHLY RAINFALL (MM) FOR TWANGIZA (OCTOBER 2006 TO OCTOBER 2008)	31
TABLE 4.4-2 - 24 HOUR DESIGN STORM EVENT ESTIMATES	31
TABLE 12.4-1 - STATISTICS OF RESULTS OF STANDARD CERTIFIED SAMPLE SUBMISSIONS	59
TABLE 12.4-2 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 1ST QUARTER 2008	60
TABLE 12.4-3 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 2ND QUARTER 2008	61
TABLE 12.4-4 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 3RD QUARTER 2008	61
TABLE 12.4-5 - DESCRIPTIVE STATISTICS OF COURSE SPLIT SAMPLE PAIRS	62
TABLE 13.2-1 - ADIT SAMPLING - STATISTICS OF COMPOSITES	67
TABLE 15.1-1 - ORE CHARACTERISTICS	72
TABLE 15.4-1 - PREDICTED PLANT GRG RECOVERIES	79
TABLE 15.4-2 - ORE CHARACTERISTICS	80
TABLE 15.4-3 - SUMMARY OF BOND WORK INDEX TESTS	81
TABLE 15.4-4 - SUMMARY OF ACMT AND JKTECH DROP WEIGHT TESTS	81
TABLE 15.4-5 - LINER AND BALL CONSUMPTIONS	82
TABLE 15.4-6 - MAIN OXIDE VARIABILITY RESULTS	83
TABLE 15.4-7 - NORTH OXIDE VARIABILITY TESTS	84
TABLE 15.4-8 - MAIN TRANSITIONAL and FRESH VARIABILITY RESULTS	85
TABLE 15.4-9 - NORTH TRANSITIONAL and FRESH VARIABILITY RESULTS	85
TABLE 15.4-10 - HEAD ASSAY CARBON and SULPHUR SPECIATION	86
TABLE 15.4-11 - FULL ELEMENTAL ANALYSIS	87
TABLE 15.4-12 - GRIND OPTIMISATION RESULTS SUMMARY - FRESH	89
TABLE 15.4-13 - GRIND OPTIMISATION RESULTS SUMMARY - TRANSITION	89
TABLE 15.4-14 - REAGENT OPTIMISATION AT NATURAL pH	89
TABLE 15.4-15 - REAGENT OPTIMISATION AT ACIDIC pH	90
TABLE 15.4-16 - REAGENT OPTIMIZATION BY VARYING COLLECTOR TYPE	90
TABLE 15.4-17 - ROUGHER RATE TESTS - FRESH	90
TABLE 15.4-18 - ROUGHER RATE TESTS - TRANSITIONAL	91
TABLE 15.4-19 - BULK CONCENTRATION RESULTS	91
TABLE 15.4-20 - ROM AACHEN TESTWORK (DECEMBER 2008)	91
TABLE 15.4-21 - TRANSITION CMS SCOPING AACHEN TEST RESULTS (DECEMBER 2008)	92
TABLE 15.4-22 - FRESH CMS SCOPING AACHEN TEST RESULTS (DECEMBER 2008)	92
TABLE 15.4-23 - ROM AACHEN TESTWORK (APRIL 2008)	93
TABLE 15.4-24 - FRESH SULPHIDE CONCENTRATE	93
TABLE 15.4-25 - AACHEN SIMULATION TEST PRIOR TO OPTIMISATION	94
TABLE 16.1-1 - RELATIVE DENSITY DETERMINATION FOR ALL ROCK TYPES	100
TABLE 16.1-2 - SUMMARY OF DENSITY DETERMINATIONS FOR ALL LITHOLOGIES	100
TABLE 16.1-3 - SUMMARY OF SRK (UK) RELATIVE DENSITY VALUES	102
TABLE 16.1-4 - SUMMARY OF RAW STATISTICS PER SAMPLING PHASE	102
TABLE 16.1-5 - SUMMARY OF KRIGING ZONES USED IN THE LATEST BLOCK MODEL	108
TABLE 16.1-6 - DETAILS OF BLOCK MODEL DIMENSIONS FOR GEOLOGICAL MODEL	109
TABLE 16.1-7 - SUMMARY OF FIELDS USED FOR FLAGGING DIFFERENT GEOLOGICAL PROPERTIES	110
TABLE 16.1-8 - SUMMARY OF FINAL ROCK CODES USED IN THE 3D MODEL EXPORTED FOR FS PIT OPTIMISATION: TWANGIZA MAIN	111
TABLE 16.1-9 - SUMMARY OF FINAL ROCK CODES USED IN THE 3D MODEL EXPORTED FOR FS PIT OPTIMISATION: TWANGIZA NORTH	111
TABLE 16.1-10 - SUMMARY STATISTICS OF 2m COMPOSITES	113
TABLE 16.1-11 - APPLIED HIGH-GRADE CAPPING	116
TABLE 16.1-12 - BACK-TRANSFORMED GAUSSIAN VARIOGRAM PARAMETERS	121
TABLE 16.1-13 - SEARCH RADIUS FOR PASS 1	122

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TABLE 16.1-14 - DETAILS OF BLOCK MODEL DIMENSIONS FOR GRADE ESTIMATION	122
TABLE 16.1-15 - SUMMARY OF KRIGING RUNS USED DURING THE TWANGIZA ESTIMATION	123
TABLE 16.2-1 - MINERAL RESOURCE ESTIMATE BY CONFIDENCE CATEGORY	129
TABLE 17.1-1 – OXIDE MINERAL RESOURCE CLASSIFICATION	132
TABLE 17.1-2 – WHITTLE PARAMETERS FOR THE OPEN PIT OPTIMIZATION	134
TABLE 17.1-3 – CUTT-OFF GRADE PER ORE TYPE	134
TABLE 17.1-4 – WHITTLE OPTIMIZATION RESULTS	135
TABLE 17.1-5 – MINE PRODUCTION SCHEDULE	141
TABLE 17.1-6 - SUMMARY OF TWANGIZA MINERAL RESERVES (OXIDE ONLY) - EFFECTIVE DATE MARCH 4, 2011	142
TABLE 17.1-7 – MINING MAJOR EQUIPMENT REQUIREMENTS	142
TABLE 17.1-8 – MINING MINOR EQUIPMENT REQUIREMENTS	143
TABLE 17.1-9 – MINING MANPOWER SUMMARY – LOCAL LABOUR	143
TABLE 17.1-10 – MINING MANPOWER SUMMARY – EXPATRIATE LABOUR	144
TABLE 17.3-1 - TAILINGS PARAMETERS	162
TABLE 17.5-1 - SUMMARY OF KEY LEGISLATION AND RELEVANT COMPLIANCE	170
TABLE 17.6-1 - SUMMARY OF OPERATING COSTS	174
Table 17.7-1 - TWANGIZA CAPITAL COST SUMMARY	176
TABLE 17.8-1 - FINANCIAL ANALYSIS SUMMARY	181
TABLE 17.8-2 - FINANCIAL MODEL ASSUMPTIONS	181
TABLE 17.9-1 - CASH FLOW SUMMARY	183

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INDEX OF FIGURES

FIGURE 3.6-1 - AFRICA LOCALITY PLAN	25
FIGURE 3.6-2 - LOCATION WITHIN DEMOCRATIC REPUBLIC OF THE CONGO	26
FIGURE 3.6-3 - EXPLOITATION PERMIT LOCATION	27
FIGURE 3.6-4 - MAP OF THE TWANGIZA PROPERTY	28
FIGURE 6.1-1 - REGIONAL SETTING OF THE KIBARA BELT	38
FIGURE 6.2-1 - MAGNETIC IMAGE SHOWING LITHO-STRUCTURAL DOMAINS OF THE TWANGIZA CONCESSION	39
FIGURE 6.2-2 - DEPOSIT GEOLOGY	42
FIGURE 8.2-1 - DIAGRAM ILLUSTRATING HYDROTHERMAL ALTERATION ASSOCIATED WITH GOLD MINERALIZATION AT TWANGIZA DEPOSIT	44
FIGURE 12.4-1 - SUMMARY OF RETURNED ASSAYS PER STANDARD DURING FS DRILLING	59
FIGURE 12.4-2 - ORIGINAL VS. COARSE DUPLICATE SPLITS SUBMITTED TO SGS MWANZA - ALL SAMPLES	62
FIGURE 12.4-3 - ORIGINAL VS. COARSE DUPLICATE SPLITS SUBMITTED TO SGS MWANZA – ORIGINAL ASSAYS BETWEEN 0.5 g/t AND 25 g/t	63
FIGURE 12.4-4 - PLOT OF ABSOLUTE PERCENTAGE DIFFERENCE VS. PERCENTILE RANK OF DUPLICATE SUBMISSIONS TO SGS MWANZA	64
FIGURE 12.4-5 - SUMMARY OF ALL BLANK SUBMISSIONS TO SGS MWANZA	65
FIGURE 12.4-6 - SUMMARY OF ALL BLANK SUBMISSIONS DURING RECENT DRILLING TO SGS MWANZA	65
FIGURE 13.2-1 - COMPARISON OF ACME VANCOUVER VS. MGL KAMITUGA LABORATORIES	67
FIGURE 15.4-1 - EFFECT OF GRIND ON RECOVERY	98
FIGURE 16.1-1 - CROSS-SECTION SHOWING DIGITISED INTERPRETATION OF OXIDE CONTACTS and LITHOLOGY	104
FIGURE 16.1-2 - SCREENSHOT WITH 3D PLAN OF PORPHYRY WIREFRAME - BOREHOLES and POTENTIAL PIT SURFACE	105
FIGURE 16.1-3 - SCREENSHOT WITH 3D CROSS-SECTION OF PORPHYRY WIREFRAME - BOREHOLES and FEASIBILITY DESIGN PIT SURFACE	106
FIGURE 16.1-4 - SCREENSHOT DISPLAYING 3D LEAPFROG INTERPRETATION OF THE TWANGIZA OREBODY	107
FIGURE 16.1-5 - TYPICAL PLAN OF MINERALISED WIREFRAMES SHOWING BOREHOLES, GEOLOGY and FAULT INTERSECTIONS	109
FIGURE 16.1-6 - HISTOGRAM OF SAMPLE LENGTHS IN TWANGIZA DATABASE	113
FIGURE 16.1-7 - COMPARATIVE HISTOGRAMS PER OXIDATION DOMAIN	115
FIGURE 16.1-8 - EXAMPLE PLOT OF CUMULATIVE MEAN AND COV FOR DIAMOND DRILL COMPOSITES IN THE TRANSITION DOMAIN SHOWING THE SIGNIFICANT INCREASE IN COV BEYOND 20 g/t ASSAY VALUE	117
FIGURE 16.1-9 - SUMMARY OF GAUSSIAN TRANSFORMED VARIOGRAMS FOR LOWER OXIDE ZONE	119
FIGURE 16.1-10 - TYPICAL SECTION THROUGH THE TWANGIZA MAIN DEPOSIT DISPLAYING CLASSIFICATION	128
FIGURE 17.1-1 - WHITTLE OPTIMIZATION RESULTS	136
FIGURE 17.1-2 - OPTIMIZED PIT SHELL SELECTED FOR PRACTICAL DESIGN	137
FIGURE 17.1-3 - TWANGIZA MAIN PIT	139
FIGURE 17.1-4 - TWANGIZA NORTH PIT	140
FIGURE 17.3-1 - TMF STAGE CAPACITY CURVES	163

NI43-101 TECHNICAL REPORT

1.	SUMMARY

1.1	INTRODUCTION
This report has been prepared in response to an invitation by Banro Corporation (Banro) for SENET (Pty) Ltd (SENET) to execute an economic assessment on the upgrade of the Twangiza Phase 1 Project to process 1.7Mtpa of oxide ore from its currently-rated throughput of 1.3Mtpa of oxide ore.

In June 2009 an update to the original feasibility study (produced in February 2009) was press released by Banro. This updated feasibility study which reported the Twangiza Mineral Reserves (Proven plus Probable) as 4.54 million ounces of gold, focused on optimisation studies undertaken on the measured and indicated resources from which the mining production schedules were developed. In several instances, the economic assessment reported herein refers to information contained in the updated feasibility study report, as much of the information remained the same.

This economic assessment focused on the upgrade of the existing 1.3Mtpa operation, which would extract and process oxide ore from the Twangiza Main and Twangiza North Pits.

The scope of this economic assessment can be summarised as follows:

➢
Identifying the mining and processing plant equipment and services that would require replacement or upgrading in order to allow for the increase in annual throughput from 1.3Mtpa to 1.7Mtpa and providing a capital expenditure associated with this;

➢	Updating the processing operating costs based on the increase in annual throughput;
➢	Conduct a Whittle optimisation for the 1.7Mtpa optimisation using updated processing operating costs, a range of gold prices and mining operating costs;
➢	Design practical pits based on the optimized pit shell selected;
➢	Generate a production schedule based on a cut-off grade of 1.00g/t ;
➢	Reviewing the tailings management facility’s ability to accommodate the increased throughput rate (total tonnage stored would not change);
➢	Updating the operating costs associated with mining and processing, reflecting the increase in throughput;
➢
Developing a financial model that incorporates the total capital expenditure to-date and the additional capital associated with the upgrade. The financial model would report on the sensitivity of the project towards head grade, fuel price, capital costs and operating costs;

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1.2	PROJECT OVERVIEW
The Twangiza project is located in the South Kivu Province of the DRC, 45 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,164 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.  The current exploration commenced in October 2005 and up to November 2008, more than 330 diamond drill holes have been completed.  There has also been extensive re-sampling of old mine adits, which exist along the 3.5 kilometre long, north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) and in porphyry sills, confined by a doubly plunging anticlinal structure.

Work on the Twangiza project is in full swing with engineering, procurement, logistics and construction disciplines now all playing their respective roles on the project for the 1.3Mtpa oxide processing plant. All bulk earthworks for the plant and accommodation terraces were completed during July 2010. By the end of January 2011, concrete work was 66% complete against a baseline of 67%. Work associated with steelwork, mechanical, electrical and pipe work (SMEIP) was 28% complete compared with a baseline target of 27%.  The refurbished plant purchased in Australia arrived in Mombasa in July and has been transported to site, with all long-lead items ordered. The project baseline program shows construction is on track to be completed by the fourth quarter of 2011. The focus of this economic assessment has primarily been on identifying the changes and modifications required to increase the annual throughput of the process plant to 1.7Mtpa from its current design capacity of 1.3Mtpa.

1.3	MINERAL RESOURCE STATEMENT
SRK Consulting (UK) Ltd. (“SRK (UK)”) prepared an independent estimate of the Mineral Resources at Twangiza, which was reported in Banro’s press release dated January 14, 2009 and has now been separated into “Oxide” and “Non-Oxide” components as set out in the table below. Martin Pittuck, an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) responsible for this estimate.

The Mineral Resource estimate was reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.  The Mineral Resource Statement uses a cut off grade of 0.5 g/t gold; it has been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption is considered therefore to have reasonable prospects for economic extraction by open pit mining. SRK has not re-reported the Mineral Resource inside the US$1,200 pit shell used for reporting Mineral Reserves because the pit shells are already limited by the base of the oxide, and subsequently only a very slight increase in Mineral Resource would be expected in lateral extensions.

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The table below details the “Oxide” and “Non-Oxide” components of the Twangiza Mineral Resource estimate split by confidence category, at a cut off grade of 0.5 g/t gold.

TABLE 1.3-1 - MINERAL RESOURCE ESTIMATE BY CONFIDENCE CATEGORY (EFFECTIVE DATE: NOVEMBER 2011)

OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	11.1	2.49	0.89
INDICATED	6.8	1.9	0.4
MEASURED AND INDICATED	17.9	2.3	1.3
INFERRED (EXCLUDING VALLEY FILL)	0.7	1.7	0.04
INFERRED (VALLEY FILL)	1.0	4.2	0.1
NON-OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	6.1	2.22	0.43
INDICATED	83.5	1.4	3.9
MEASURED AND INDICATED	89.6	1.5	4.3
INFERRED	6.4	1.3	0.3
NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”, which reported the Twangiza Mineral Reserves (Proven plus Probable) as 4.54 million ounces of gold, as set out in the following table.

TABLE 1.3-2 - TWANGIZA OXIDE AND SULPHIDE MINERAL RESERVE ESTIMATES

RESERVE CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au)	OUNCES (Moz)
PROVEN	MAIN + NORTH	15.98	2.35	1.21
PROBABLE	MAIN + NORTH	66.48	1.56	3.33
PROVEN + PROBABLE	MAIN + NORTH	82.46	1.71	4.54

1.4	ECONOMIC ASSESSMENT
An economic assessment of the Twangiza Phase 1 Project was completed in January 2011 and the results are summarized in this report. This economic assessment has been prepared with input from a number of independent consultants including SRK (UK) (mineral resource statement), SRK Consulting, Johannesburg (mineral reserves and mining), Metago (tailing storage facility) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the economic valuation and report compilation.

NI43-101 TECHNICAL REPORT

1.4.1	Mineral resources
The Mineral Resources as set out above were estimated by Martin Pittuck, an employee of SRK (UK), who is the “qualified person” (as such term is defined in National Instrument 43-101).

1.4.2	Mine plan
SRK Consulting (SA) (Pty) Ltd. (“SRK (SA)”) undertook the mine planning process for the Phase 1 Twangiza oxide open pit for this oxide economic assessment, based on Banro's Measured and Indicated Mineral Resources delineated to date.  Pit optimizations were undertaken on the oxide components of the two principal deposits at Twangiza: namely Twangiza Main and Twangiza North, using the following estimates and factors:

TABLE 1.4-1 - PIT OPTIMIZATION PARAMETERS

PARAMETER	VALUE
GOLD PRICE (LOWER LIMIT)	US$1,000/oz
GOLD PRICE (BASE CASE)	US$1,200/oz
GOLD PRICE (UPPER LIMIT)	US$1,400/oz
DIESEL FUEL PRICE	US$1.00/litre
MINING DILUTION	5% at zero grade
MINING RECOVERY	95%
PIT SLOPES	Minus 28 to 30 degrees
METALLURGICAL RECOVERY	OXIDE ORE : MAIN	90.1%
	OXIDE ORE : NORTH	91.2%

The following oxide mineral reserves were estimated by SRK (SA) to be contained in a practical pit design. This excludes the Valley Fill material:

TABLE 1.4-2 – TWANGIZA OXIDE MINERAL RESERVE ESTIMATE (EFFECTIVE DATE: MARCH 4, 2011)

CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au )	GOLD (Moz)
PROVEN	OXIDE MAIN AND NORTH	10.25	2.42	0.797
PROBABLE	OXIDE MAIN AND NORTH	5.28	1.96	0.333
PROVEN + PROBABLE	OXIDE MAIN AND NORTH	15.53	2.26	1.130

NI43-101 TECHNICAL REPORT

SRK (SA)’s above independent estimate of the Twangiza Oxide Mineral Reserves is based on the above Mineral Resource estimate.  The Mineral Resources are inclusive of the Mineral Reserves. The Mineral Reserves were estimated by Mark Sturgeon, who is a “qualified person” as such term is defined in National Instrument 43-101 and an employee of SRK (SA).  The Mineral Reserve Statement is reported in accordance with National Instrument 43-101 requirements. The two deposits at Twangiza are to be mined simultaneously to provide a throughput of 1.7 million tons of oxide ore per annum to the processing plant.  An additional 1.3 million tons of material originating from a valley fill source, at an estimated grade of approximately 3 g/t could be processed, in addition to the proven and probable north and main pit oxide reserves.  More work is required to increase the confidence in this valley fill resource and to demonstrate the feasibility of mining and processing before the valley fill can be converted and added to the Mineral Reserve.  If treated, this material would effectively displace the lowest grade faction of the open pit ore in the mill feed, which would then be stockpiled to the end of life of the open pit. The Twangiza project has a favourable stripping ratio of 1.52, which is an important contributing factor to the mine’s low operating costs.  The estimated total open pit mine operating cost of US$5.46 per ton of ore is equivalent to US$1.78 per ton of rock mined, based on an owner operated mining option.

1.4.3	Processing
During the initial evaluation of the processing capacity of the existing plant, it had been identified as being able to process an annual tonnage of 1.3Mtpa.  With subsequent in-depth investigations to identify the optimal comminution circuit operating parameters by a specialist firm, it was established that the processing plant could be modified to increase the annual throughput to a maximum of 1.7Mtpa.

With this in mind, large capital items that cannot be modified later were already specified for the increased duty, with the balance of the smaller modifications targeted for upgrading once debottlenecking of the process plant operation at 1.3Mtpa has been completed.

The aim of the process design component of this economic assessment was to complete a detailed investigation into the balance of the smaller modifications targeted for upgrading the plant to 1.7Mtpa, and to establish a capital cost and mining program associated with these modifications.

Priority has been given to the minimizing of production downtime during equipment selection and construction philosophy.

The detailed engineering design and procurement of plant equipment would be executed concurrently with the final stages of construction and commissioning of the processing plant in its current configuration.  The installation of new plant equipment would be planned with the majority of the installation work taking place during the ramp-up phase of the processing plant towards achieving nameplate capacity at 1.3Mtpa, with smaller tie-ins taking place during planned maintenance shutdowns.  The steel structures and pipe work in the areas requiring more extensive modifications would be pre-erected where practical and installed during shutdowns specifically planned for these events.

NI43-101 TECHNICAL REPORT

1.4.4	Tailings management facility
As part of this economic assessment, Metago Environmental Engineers (the designers of the Twangiza tailings management facility) were tasked with evaluating the facility’s ability to accommodate the increased throughput rate. The TMF wall does not change in size or layout as the TMF basin will hold the same final tonnes (and hence volume) of tailings irrespective of the plant throughput rate.  However the increase in production rate from 1.3Mtpa to 1.7Mtpa means that wall raising will be brought forward, as will the costs thereof.

1.5	CAPITAL COST SUMMARY
The table below summarizes the estimated capital costs associated with increasing the annual throughput of the mine from 1.3Mtpa to 1.7Mtpa.

The current mining philosophy of an owner’s mining fleet operated by a contractor has been retained, and additional cost provisions have been made to allow for the purchasing of additional mining fleet equipment to accommodate the increased throughput.

TABLE 1.5-1 - CAPITAL COST SUMMARY

ITEM	COST (US$’000)
CAPITALISED EXPENDITURE
MINING – SUSTAINING CAPITAL (ADDITIONAL FLEET TO MINE 1.7MTPA)	12,358
TAILINGS – SUSTAINING CAPITAL	71,420
POWER PLANT DEMOBILIZATION	113
MINE REHABILITATION AND CLOSURE	3,385
TOTAL – CAPITALISED EXPENDITURE	87,275

NI43-101 TECHNICAL REPORT

1.6	OPERATING COST SUMMARY
The following operating costs were estimated and incorporated into the financial analysis:

TABLE 1.6-1 - SUMMARY OF LOM OPERATING COSTS

ITEM	UNIT	VALUE
MINING OPERATING COSTS
ANNUAL UNIT MINING OPERATING COST	US$/t processed	4.93
ANNUAL UNIT MINING OPERATING COST	US$/oz	73.11
PROCESSING PLANT OPERATING COSTS
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/t processed	17.77
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/oz	263.22
GENERAL & ADMINISTRATION COSTS (INCL. ASSAY COSTS)
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/t processed	2.81
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/oz	41.62
NSR ROYALTY & REFINING CHARGES
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/t processed	1.08
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/oz	16.00

TOTAL OPERATING COSTS
ANNUAL CASH OPERATING COST	US$/t processed	26.59
ANNUAL CASH OPERATING COST	US$/oz	395

NI43-101 TECHNICAL REPORT

1.7	FINANCIAL ANALYSIS
This economic assessment has produced a cash flow valuation model for the Twangiza Phase 1 project based on the geological and engineering work completed to date. The financial analysis does not include the high grade valley fill material for which the optimal mining and processing methodology is being determined. The base case was developed using a long-term gold price of US$1,200 per ounce and 5% discount rate.  The financial model also reflects the favourable fiscal aspects of the mining convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production.  An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. Calculated sensitivities show the significant upside leverage to gold prices and the robust nature of the projected economics to operating assumptions:

TABLE 1.7-1 - FINANCIAL ANALYSIS SUMMARY

ITEM	UNIT	GOLD PRICE OF US$1,200/oz @ 5% discount	GOLD PRICE OF US$1,400/oz @ 5% discount
LIFE OF MINE GOLD PRODUCTION	oz	1,004,796	1,004,796
PRODUCTION PERIOD	years	8.76	8.76
ANNUAL GOLD PRODUCTION	oz	114,744	114,744
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	378	378
TOTAL CASH OPERATING COSTS FOR FIRST 5 YEARS	US$/oz	356	356
LIFE OF MINE TOTAL CASH OPERATING COSTS	US$/oz	395	397
TOTAL CAPITAL COSTS	US$/oz	87	87
TOTAL PRODUCTION COSTS	US$/oz	482	484
POST-TAX NET PRESENT VALUE	US$ million	581	743
NET CASHFLOW AFTER TAX AND CAPEX	US$ million	692	883

1.7.1	Sensitivity analysis
A sensitivity analysis was performed on the after tax profits by varying the gold price between US$1,000 and US$1,600 per ounce.  The results are summarized below.

GOLD PRICE (US$/oz)	NET PRESENT VALUE (US$ ‘000)
	0% DISCOUNT	5% DISCOUNT	10% DISCOUNT
1,600	1 074 285	904 218	776 882
1,500	978 789	823 433	707 089
1,400	883 293	742 649	637 296
1,300	787 797	661 864	567 503
1,200	692 301	581 079	497 711
1,100	596 805	500 294	427 918
1,000	501 280	419 490	358 112

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2.	INTRODUCTION

2.1	PROJECT OVERVIEW
The Twangiza project is located in the South Kivu Province of the DRC, approximately 80 kilometres by road to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,164 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.  The current exploration commenced in October 2005 and up to November 2008, more than 330 diamond drill holes have been completed. There has also been extensive re-sampling of old mine adits, which exist along the 3.5 kilometre long, north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) and in porphyry sills, confined by a doubly plunging anticlinal structure.  Work on the Twangiza project is in full swing with engineering, procurement, logistics and construction disciplines now all playing their respective roles on the project for the 1.3Mtpa oxide processing plant. At the end of September 2010, overall engineering progress was at 88%, with structural and mechanical design almost complete and civil progress at 72%. Phase one of the bulk earthworks was completed at the end of June and civil site work commenced at the beginning of July. Structural and mechanical construction commenced in September. The refurbishment of the 2nd hand plant was completed in May and shipped via a charter Vessel to Kenya. The plant arrived in Mombasa in July and has been transported to site, with all long-lead items being ordered. The project baseline program shows construction completion due for the fourth quarter of 2011.

2.2	PURPOSE OF THIS TECHNICAL REPORT
The focus of this economic assessment has primarily been on identifying the changes and modifications required to increase the annual throughput of the process plant to 1.7Mtpa from its current design capacity of 1.3Mtpa. SENET undertook a technical visit to the DRC in October 2010. The objectives of the visit were to inspect the Twangiza plant site as well as the surrounding infrastructure and to assess all available information pertaining to the resource. Part of SENET’s responsibilities was the review of the current process plant design, identification of additional infrastructural needs and the calculation of the overall capital and operating costs for the envisaged expansion. In addition, SENET has liaised with Banro, SRK Consulting (Johannesburg office in South Africa) and Metago (tailings storage facility). SENET also undertook the economic valuation and the NI43-101 report compilation. The engineering performed in preparing this report was limited to that deemed necessary to establish the essential elements of the project in order to arrive at a logical conclusion as to the viability of the project, taking into account the geology, mineral resources, mining, metallurgical testwork, processing, infrastructure, environmental considerations, capital and operating costs and economic valuation.

NI43-101 TECHNICAL REPORT

2.3	SOURCES OF INFORMATION AND DATA
This report is based on information and data gathered by a number of independent organizations and consultants namely:

➢	SRK Consulting (United Kingdom) - Mineral Resource;
➢	SRK Consulting (South Africa) - Mining;
➢	Mintek (South Africa) - metallurgical testwork
➢	Orway Mineral Consultants – Comminution Circuit Review;
➢	Metago Environmental Engineers (South Africa) – Tailings Management Facility;
➢	SENET (South Africa) – Process Plant, Infrastructure, Economic Valuation;
➢	Banro Corporation.

2.4	SCOPE OF PERSONAL INSPECTIONS OF THE PROPERTY

2.4.1	Qualified persons
The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Martin Pittuck of SRK Consulting (UK), Rudi Rautenbach of SENET, H.G, Waldeck of SRK Consulting (SA) and Steven Dorman of Metago Environmental Engineers. All of the qualified persons have visited the Twangiza Project site. This economic assessment of Twangiza Phase 1 was prepared under the supervision of Mr. Rudi Rautenbach, Studies Manager with SENET and a "qualified person" as such term is defined in National Instrument 43-101.

2.4.1.1	Martin Pittuck
The current Mineral Resource estimate was prepared under the supervision of Martin Pittuck, Principal Resource Geologist of SRK Consulting (UK) Ltd. (“SRK (UK)”) and a “Qualified Person,” as such term is defined in National Instrument 43-101.

2.4.1.2	H.G. Waldeck
H.G. Waldeck, who is a Partner at SRK (SA) and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the mining aspects of this assessment, including pit optimizations. Mr. Waldeck visited Twangiza in December 2007 to review site conditions for the purposes of doing the mine planning with specific focus on access to site, topography and potential waste dump site locations.

2.4.1.3	Rudi Rautenbach
Rudi Rautenbach, who is the Studies Manager at SENET and a member of the South African Institute of Mining and Metallurgy, a registered Professional Engineering Technologist with the Engineering Council of South Africa and a registered Professional Natural Scientist (Metallurgical) with the South African Council for Natural Scientific Professions and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the process plant and associated infrastructure designs for the Twangiza Phase 1 project. He visited the Twangiza site in October 2010.

NI43-101 TECHNICAL REPORT

2.4.1.4	Steven Dorman
Steven Dorman, who is a Principal Engineer and Director at Metago Environmental Engineers and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the tailings management facility aspects of this assessment, and visited the Twangiza Project site four times over the past 18 months and has spent over 20 days in the area.

2.4.2	Responsibility matrix of qualified persons

TABLE 2.4-1 – RESPONSIBILITY MATRIX OF QUALIFIED PERSONS

SEC.	SECTION TITLE	RESPONSIBLE QP
1	SUMMARY
1.1	Introduction	Rudi Rautenbach
1.2	Project overview	Rudi Rautenbach
1.3	Mineral resource statement	Martin Pittuck
1.4	Economic assessment	Rudi Rautenbach
1.5	Capital cost Summary	Rudi Rautenbach
1.6	Operating cost summary	Rudi Rautenbach
1.7	Financial analysis	Rudi Rautenbach
1.8	Sensitivity analysis	Rudi Rautenbach
2	INTRODUCTION
2.1	Project overview	Rudi Rautenbach
2.2	Purpose of this technical report	Rudi Rautenbach
2.3	Sources of information and data	Rudi Rautenbach
2.4	Scope of personal inspections of the property	Rudi Rautenbach
2.5	Reliance on other experts	Rudi Rautenbach
2.6	Cautionary notes	ALL
3	PROPERTY DESCRIPTION AND LOCATION	Rudi Rautenbach
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE	Rudi Rautenbach
5	HISTORY	Martin Pittuck
6	GEOLOGICAL SETTING	Martin Pittuck
7	DEPOSIT TYPES	Martin Pittuck
8	MINERALIZATION	Martin Pittuck
9	EXPLORATION	Martin Pittuck
10	DRILLING	Martin Pittuck
11	SAMPLING METHOD AND APPROACH	Martin Pittuck
12	SAMPLE PREPARATION, ANALYSES AND SECURITY	Martin Pittuck
13	DATA VERIFICATION	Martin Pittuck
14	ADJACENT PROPERTIES	Rudi Rautenbach
15	MINERAL PROCESSING AND METALLURGICAL TESTING	Rudi Rautenbach
16	MINERALS RESOURCE AND MINERAL RESERVE ESTIMATE	Martin Pittuck

NI43-101 TECHNICAL REPORT

SEC.	SECTION TITLE	RESPONSIBLE QP
17	OTHER RELEVANT DATA AND INFORMATION
17.1	Mine study	H.G. Waldeck
17.2	Process plant design	Rudi Rautenbach
17.3	Tailings management facility	Steven Dorman
17.4	Infrastructure and other site services	Rudi Rautenbach
17.5	Environmental considerations	H.G. Waldeck
17.6	Operating costs	Rudi Rautenbach
17.7	Capital costs	Rudi Rautenbach
17.8	Financial analysis	Rudi Rautenbach
17.9	Sensitivity analysis	Rudi Rautenbach
18	INTERPRETATIONS AND CONCLUSIONS	ALL
19	RECOMMENDATIONS	ALL
20	DATE AND SIGNATURE PAGE	ALL
21	CERTIFICATES OF QUALIFIED PERSONS	ALL

2.5	RELIANCE ON OTHER EXPERTS
Not applicable.

2.6	CAUTIONARY NOTES
There is no certainty that the conclusions reached in the economic assessment will be realized. Actual results may differ significantly. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study. The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

NI43-101 TECHNICAL REPORT

3.	PROPERTY DESCRIPTION AND LOCATION

The Twangiza Property is made up of six exploitation permits covering an area of 1156 square kilometres. The property is located in the South Kivu Province of the Democratic Republic of Congo, centred at approximately 2˚52’ South and 28˚45’ East, roughly 35 kilometres west of the Burundi Border and 41 kilometres south-south-west of Bukavu as the crow flies.

The property boundaries are located by co-ordinates provided on the relevant annexure provided with each Exploitation Permit (PE). Banro have had no need to physically beacon the boundaries as the mineralized zone and areas affected by the proposed mining activities are located well within the boundaries defined by PE42.

SENET has not independently verified the status of Banro’s mineral rights to the Twangiza Property. Information provided within this section has been sourced directly from Banro.

Additional information regarding the Twangiza Project with respect to property description and location is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this Technical Report can be obtained from SEDAR at www.sedar.com.

3.1	MINERAL TENURE
The six exploitation permits, or Certificat/Permis d’Exploitation (PE), which define the Twangiza Property and provide Banro with the mining rights thereof are numbered:

➢	PE40 – Concession No 92
➢	PE41 – Concession No 91
➢	PE42 – Concession No 90
➢	PE43 – Concession No 89
➢	PE44 – Concession No 88
➢	PE68 – Concession No 66

NI43-101 TECHNICAL REPORT

3.2	BANRO’S INTEREST IN THE TWANGIZA PROPERTY
Banro Corporation holds a 100% interest in the Twangiza Property. A brief history of how Banro acquired these rights is provided below.

La Société Minière et Industrielle du Kivu SARL (“SOMINKI”), a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zaïroises Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining concessions covering 10,034 square kilometres.

In January 1996, Banro Resource Corporation’s (now Banro Corporation, "Banro") wholly owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner Mines D'Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of SOMINKI. The joint venture partners controlled 72% (AMRI - 36%, MDDZ - 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Société Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions. The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest. In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets (Banro, 1998a). As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of the Banro’s gold assets (Banro, 1998b).

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention which expires in March 2027 (subject to extension under the new DRC Mining Code).

The exploitation permits held by Banro, entitle Banro exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted.

NI43-101 TECHNICAL REPORT

3.3	NATURAL AND EXISTING FEATURES
Details of the known mineralized zones, mineral resources and mineral reserves are included within Section 16 of this report.

During the colonial era there was small scale hard-rock mining for tin, alluvial gold and tungsten diggings. However, these sites (all outside Banro’s “mining area”) have now become over-run by artisanal mining activity and there is little evidence of the earlier activity.

With the exception of informal artisanal activity there are currently and historically have been no formal mine workings, tailings ponds or waste dumps located on the Twangiza Property.

3.4	ROYALTIES AND OTHER PAYMENTS
The Twangiza Property is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

3.5	ENVIRONMENTAL LIABILITIES
Banro will be liable to the DRC government for any damage to the environment resulting from a breach of the requirements of the DRC Mining Code, approved environmental impact statement (EIS) or associated environmental management plan of the project (EMPP).

More information regarding the status of the EIS and EMPP is included in Section 17.5 of this report.

On the basis of limited monitoring data and observations in the field, the following potential liabilities accruing from past mining (artisanal mining) and prospecting activities on site may occur:

➢	Landslides due to destabilization of slopes;
➢
Twangiza river: denuded deposits of tailings along 3-4 km stretch of riverbed, may be entrained by floodwaters, leading to high suspended sediment loads in downstream river reaches and resulting in negative impacts on aquatic biota and human consumption;

➢
Mercury adsorbed in sediments may be mobilized and transported in river water should acid rock drainage occur (Mercury has not been detected in the water, but its extensive use by artisanal miners in the area, albeit in small quantities, has been reported, so it is believed it may be adsorbed in the sediments. However, this proposition has not been tested and proven. Acid rock drainage potential is indicated in preliminary tests, but has not been confirmed.

NI43-101 TECHNICAL REPORT

3.6	REQUIRED PERMITS AND APPROVALS
The permits and approvals which must be acquired to conduct the work proposed for the Twangiza Property are specified in the DRC Mining Code and include:

➢	Approval of the environmental and social impact assessment and associated environmental and social impact mitigation and management plan, in accordance with the requirements of the DRC Mining Code;
➢
Authorization for construction and the planning of infrastructure, by the competent administrative authority who has territorial jurisdiction, in accordance with the requirements of the DRC Mining Code;

➢	Authorization of the Governor of the relevant Province prior to commencing construction and development activities, in accordance with the requirements of the DRC Mining Code;
➢	A license for import and export activities.

NI43-101 TECHNICAL REPORT

FIGURE 3.6-1 - AFRICA LOCALITY PLAN

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
EQUATOR
TROPIC OF CAPRICORN
ATLANTIC OCEAN
INDIAN OCEAN
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
Lake Nasser
MAURITANIA
MALI
NIGER
CHAD
Lake Chad
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
TOGO
BENIN
BURKINA FASO
NIGERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
Goma
Bukavu
Kalima
Twangiza
Kamituga
Kinshasha
Matidi
LUGUSHWA
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ZIMBABWE
NAMIBIA
BOTSWANA
SWAZILAND
LESOTHO
SOUTH AFRICA

0 500 1000 1500
Kilometres

BANRO CORPORATION

AFRICA
LOCALITY PLAN

TWANGIZA PROJECT

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FIGURE 3.6-2 - LOCATION WITHIN DEMOCRATIC REPUBLIC OF THE CONGO

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
N
Bangui
Bondo
Gemena
Lisala
Bumba
Mungbere
Wamba
Tele
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Franceville
Goma
Kigali
Bukavu
Shabunda
Twangiza
Kamituga
Lugushwa
Namoya
Kalole
Bujumbura
Kindu
Lodja
Bandundu
Brazaville
Kinshasa
Ilebo
Kikwit
Lubefu
Lubao
Uvira
Kalemie
Matadi
Quimbele
Kananga
Tshikapa
Kabinda
Kabalo
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
Congo River
Kasai River
0
250
500

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS

NI43-101 TECHNICAL REPORT

FIGURE 3.6-3 - EXPLOITATION PERMIT LOCATION

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
TWANGIZA
PERMITS
PE 44
PE 41
PE 43
PE 42
3°00'S
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
3°30'S
Nzingu
Kalole
PE 18
NAMOYA
PERMIT
4°00'S
27°30'E
28°00'E
28°30'E

0 50

Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT LOCATIONS

BANRO PROJECTS

NI43-101 TECHNICAL REPORT

FIGURE 3.6-4 - MAP OF THE TWANGIZA PROPERTY

N
PE 68
Luntukiulu
PE 44
PE 40
Gombo
Mufwa
Mushege
Mushege
Tshondo
Kakono
Bugoy
M'Chitera
Lukugurha
Kashegeshe
Lukungurhi
Muhona
Twangiza Deposit
PE 41
PE 43
PE 42
Kasika
Mwenga
0
10
Kilometres
LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name
BANRO CORPORATION
MAP OF THE TWANGIZA PROPERTY
TWANGIZA PROJECT

NI43-101 TECHNICAL REPORT

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Additional information regarding the Twangiza Project with respect to accessibility, climate, local resources, physiography and infrastructure is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report,  Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

4.1	TOPOGRAPHY, ELEVATION, VEGETATION AND SEISMIC ACTIVITY
Twangiza is situated in the Mitumba Mountains, which form part of the western escarpment of the Albertine Rift Valley. The area is mountainous with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The proposed mining area (project core area) occupies a steep ridge running north/south between two fast-flowing rivers, which join just to the north of the present exploration camp. Elevation in the area ranges from 1500 m to 2400 m above sea level, rising to 3000 m in the Ntombwe massif 50 km to the south. Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the proposed mine area, the Lusirwe sacred forest. Due to its location within the western arm of the Rift Valley system, the property is subject to seismic activity, 48 earthquakes having been recorded within 100 km of the Twangiza project site between 1977 and January 2008, with Richter magnitudes up to 5.4M. Assessment of the seismic hazard of the Twangiza project area was undertaken by AMEC based on data obtained from technical literature, seismic databases, reports, and geological/seismological maps available for the region.  The Twangiza facilities are expected to have a moderate to high seismic hazard classification.  Detailed discussion of the seismic hazard potential within the Twangiza area is included in AMEC’s Seismic Risk Assessment Report included within AMEC’s main feasibility report (AMEC, 2009).   The Operating Basis Earthquake (OBE) was determined for various return periods using Cornell’s probabilistic method and the attenuation relationship developed by Ambraseys.  A number of critical active faults capable of generating future seismic events were identified from the seismotectonic maps for the DRC.  The Maximum Credible Earthquake (MCE) for each of these faults were evaluated using magnitude relationships recommended by Wells and Coppersmith and peak ground motions modelled using the attenuation relationship of Ambraseys. The following seismic design parameters have been adopted by AMEC for the feasibility design of the tailings management facility, water storage dam and waste rock dump dams:

➢	Operating Basis Earthquake (OBE) with a return period 1 in 475 years - Seismic Design Parameter = 0.20 g
➢	Maximum Design Earthquake (MDE) - Seismic Design Parameter = 0.43 g

NI43-101 TECHNICAL REPORT

4.2	MEANS OF ACCESS
Road access from Bukavu to the Twangiza Property is possible by travelling some 55km on the recently upgraded N2 National Road and then 30km on the recently widened and upgraded Twangiza access road.  The journey time is 2.5 hours during the dry season and extends to 4 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some fourteen minutes.

4.3	PROXIMITY TO A POPULATION CENTRE AND NATURE OF TRANSPORT
Bukavu, the capital city of South Kivu Province is some 41 kilometres north-northeast of the Twangiza Property. Bukavu has an airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu) and Bukavu and Kindu (Maniema). Bukavu is a two hour drive from Kavuma airport using a road which is in poor condition. The preferred means of access to Bukavu is via Kamembe Airport in Rwanda which is a 30 minute drive from Bukavu including border crossing time. There are two commercial ferries on Lake Kivu between Goma - North Kivu and Bukavu that run daily.

4.4	CLIMATE AND LENGTH OF OPERATING SEASON
The climate at Twangiza can be classified as tropical to sub-tropical with the wet season falling between September and April, and the main dry season from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6am and 6pm. The relative humidity generally exceeds 85 % during the entire year.

4.4.1	Rainfall
Twangiza has an average annual rainfall of 1,796 mm. Regionally the highest monthly rainfall is 242 mm, as recorded at nearby meteorological stations (Bukavu, Confomeka, Tshibinda and Kailo), occurred during December; and a minimum of 35 mm has been recorded during July. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent. The total monthly precipitation for Twangiza was obtained from Banro’s on-site monitoring station. For the period October 2006 to October 2008 the highest monthly rainfall recorded for Twangiza was 275 mm, recorded during January 2007.  Most of the rainfall was recorded during summer (November, December and January). The lowest total monthly rainfall was recorded during March 2008 (4.6 mm; though the monthly data set was incomplete – see the following table.

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TABLE 4.4-1 - TOTAL MONTHLY RAINFALL (MM) FOR TWANGIZA (OCTOBER 2006 TO OCTOBER 2008)

YEAR	J	F	M	A	M	J	J	A	S	O	N	D
2006	-	-	-	-	-	-	-	-	-	99*	238	238
2007	275	118	109	144	40	134.6	22.4	24.4	111	37.2*	177.4	203.2
2008	164.2	140	4.6*	86.2	61.8	53.8	27.6	12.2	29.2	103*	-	-
* Incomplete data set
-  No data

Due to the paucity of long term precipitation data sets available to develop accurate return period precipitation event estimates, design values have been generated by AMEC based on the assumption that a maximum recorded 24 hour rainfall event of 120 mm at Bukavu is equivalent to a 1 in 10 year event.  As recorded precipitation at the Twangiza site is generally higher than experienced at Bukavu, this value was increased to 155 mm in 24 hours.  Estimated values for 1 in 10, 1 in 100, 1 in 200, 1 in 1,000, and 1 in 10,000 year return events have consequently been extrapolated and are summarised in the table below.

TABLE 4.4-2 - 24 HOUR DESIGN STORM EVENT ESTIMATES

RETURN PERIOD	INTENSITY (mm)
1 in 10	155
1 in 100	180
1 in 200	185
1 in 1,000	210
1 in 10,000	240

4.4.2	Temperature
The on-site weather station at Twangiza recorded data for the period October 2006 to August 2008. The average temperature measured on-site is 17.6°C with a maximum temperature of 27.7°C, measured during March 2007, and a minimum temperature of 8.6°C, measured during July 2008.

4.4.3	Wind
The wind information discussed here is based on data obtained from the on-site meteorological monitoring station. Site-specific annual and seasonal wind roses for Twangiza have been developed. The prevailing north-easterly wind direction for Twangiza is relatively consistent throughout the year. The average annual wind speed for all hours is 4.33 m/s. Although a similar pattern is observed for the night- and daytime winds, higher wind speeds are observed during the day (5.72 m/s). Average wind speeds decrease in the evening with wind directions shifting to east-north-easterly and easterly. The average night-time wind speed is 2.78 m/s (6pm to 6am). The dry season wind rose shows the prevailing wind direction to originate mainly from the north-east-east (NEE), north-east (NE) and east (E), with an average wind speed of 4.61m/s. Calm conditions prevail 18.2 percent of the time. The wet season wind rose shows the prevailing wind direction originating again from the north-east-east (NEE), north-east (NE) and east, but with a north-north-west (NNW) component. The average wind speed is 4.32 m/s, slightly weaker than in the dry season, with calm conditions prevailing 23.4 percent of the time. The Twangiza Property is located in a mountainous area, promoting local wind patterns which generate gusts from variable directions. These topographical features will result in localised dispersion patterns for airborne emissions from the proposed Project.

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4.5	SURFACE RIGHTS AND AVAILABLE LOCAL INFRASTRUCTURE and RESOURCES

4.5.1	Sufficiency of surface rights
As described elsewhere, Banro holds a 100% interest in the Twangiza Property which is defined by the six exploitation permits PE40, PE41, PE42, PE43, PE44 and PE68. These Exploitation Permits entitle Banro exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted. These and other rights associated with the exploitation permits are defined throughout the DRC Mining Code, and more specifically article 64.

4.5.2	Availability of infrastructure and resources

4.5.2.1	Power
The Twangiza Property is remotely located and there is no existing supply of power suitable for the Project requirements. A diesel-generator power plant has been established to provide the power required to the Twangiza Project.

4.5.2.2	Water
Twangiza is located in an area of high topographic relief with high average annual rainfall. It is anticipated that plant start-up water as well as supplementary process raw water for normal uninterrupted plant operations will be provided from retention facilities established within river valleys in the vicinity of the Process Plant site.

4.5.2.3	Mining personnel
The local workforce consists primarily of subsistence farmers and artisanal miners. In addition the communities contain a number of skilled (i.e. artisans - builders, carpenters, electricians, plumbers etc) as well a limited number of educated persons. It is therefore expected that initially only a limited supply of the skills necessary for mining and processing activities will be available from the local community. The Region does have a long history of mining and a reasonably qualified workforce could be developed from other areas. The skills required for mineral processing however may have to be sourced from further afield. Banro is however committed to capacity building. The project will place emphasis on local preference and training to develop skills.

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4.5.2.4	Waste disposal areas
SRK (SA) has identified potential locations for the waste rock dumps required. These have been located as close as possible to the pit ramp exits, based on the practical pit design.

4.5.2.5	Heap leach pad areas
The Twangiza Project does not require a Heap Leach Pad.

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5.	HISTORY

Additional information regarding the Twangiza Project with respect to history is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

This section summarises only the work completed on the Twangiza Main and Twangiza North deposits and does not cover work completed on other deposits within the Twangiza license area. The history of past exploration activity on the Twangiza Property was originally summarised in the technical report of CME Consulting Ltd. dated April 30, 2003 (Naas, C.O., 2003). A copy of the said report can be obtained from SEDAR at www.sedar.com.

Initial work programs within the Twangiza Property consisted of alluvial mining for tin and gold as early as the 1930’s along prominent rivers and creeks. Gold mining activities occurred within the Twangiza, Bugoy-Kashwa and Mufwa regions. Tin mining was undertaken in the Kashwa, Kilungutwe-Mutshege-Tshigui, Gombo-Kashangwa-Muduwe, Sasa-Mikuba and Kasika-Lugulu regions by Mines des Grandes Lacs (MGL).

MGL is the first recorded company to engage in exploration and alluvial mining in the Twangiza area. MGL began exploration for in-situ resources in 1957 and followed alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits (20 metre by 20 metre grid) on seven levels (Levels 2100 to Level 2220). A total of 17,400 samples were collected at two metre intervals from both the trenches and adits and analyzed for gold by fire assay at MGL’s analytical laboratory in Kamituga (Prigogine, 1966).

In 1974 to 1976, Charter Consolidated Limited (“Charter”) undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions of the deposit. Soil sampling at 25 metre intervals along 100 metre spaced lines was conducted over a 4.6 square kilometre area. The southern limit of the 2.3 kilometre long grid was located 500 metres north of the Twangiza deposit. Anomalous soil samples were followed up by 11 pits, six trenches and five adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220) and metallurgical studies.

From 1982 to 1984, SOMINKI undertook a feasibility study which was completed by ABAY, a Belgian consulting company. Their study pertained to the exploitation and treatment of the ore by either the Merrill-Crowe method or the carbon-in-pulp method.

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In 1988 the Northern Queensland Company assessed the deposit and generated some financial models, but was unable to proceed due to internal problems. Based on the findings of the studies conducted by both Charter and ABAY-SOMINKI, a report was prepared by Billiton in 1989 for SOMINKI and submitted to the Ministry of Planning for tax exoneration purposes.

In 1997, Banro consolidated the information base through a data compilation program, which included the MGL adit and trench assay plan maps. From August 15, 1997, to April 15, 1998, Banro undertook a field exploration program, which was managed by CME and Company (CME). Work included:

➢	Topographical surveying (31.65 sq. kilometres);
➢	LANDSAT acquisition and interpretation;
➢	Helicopter-borne magnetic surveying (10,490 line-kilometres);
➢	Geological mapping and rock sampling of the Twangiza area (2,161 samples);
➢	Geological mapping and channel sampling of 16 adits (1,613 samples);
➢	Diamond drilling (20 holes, 9,122 meters, 8,577 samples);
➢	Density testing;
➢	Petrographic studies.

Banro’s ongoing exploration work which includes a rigorous quality control programme has broadly confirmed lengths and gold grades reportedly intersected during historical exploration. Therefore, SRK (UK) considers the historical data to be valid for use in the Mineral Resource estimate.

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6.	GEOLOGICAL SETTING

Additional information regarding the Twangiza Project with respect to geological setting is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

6.1	REGIONAL GEOLOGY
The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Banro’s properties all lie within the Kibara Belt, a Proterozoic intracontinental mobile belt situated between the Congo Craton in the west and the Tanzanian Craton in the east. The belt trends in a NNE-SSW direction for over 2,000 km from Katanga to Lake Victoria, and attains its maximum width of about 500 km slightly to the north of the Twangiza-Namoya area.

The belt has a long and complex evolution, stretching from the Palaeoproterozoic prior to the Eburnean orogeny, through to the Neoproterozoic and the Pan African event.  The belt is dominated by clastic sedimentary rocks with minor carbonates and volcanics, which have been intruded by granitoids, mafics and alkaline complexes.  However, recent work mainly by the Royal Museum of Central Africa has demonstrated that, far from being a homogeneous, NNE-SSW striking tract of sedimentary rocks and intrusives the Kibara Belt comprises a mosaic of distinct structural and metamorphic terrains.

The evolution of the belt can be summarised as follows:

6.1.1	Palaeoproterozoic (2,500 – 1,600 Ma):
➢	Early Proterozoic sedimentation;
➢	Eburnean Orogeny at 2,100 – 1,800 Ma:
▪	Development of the NW-SE Ubendian-Rusizian tectonic trend;
▪	Metamorphism of Palaeoproterozoic sediments up to amphibolite facies;
▪	Uplift of the Eburnean mountain chain.
➢	Onset of sedimentation at 1,780 Ma on the western edge of the Tanzanian Craton, from erosion of the Eburnean mountains.

6.1.2	Mesoproterozoic (1,600 – 1,000 Ma):
➢	Major period of sedimentation in several shallow-water, intracratonic basins separated by Palaeoproterozoic metamorphic;
➢	Development of an S1 fabric parallel to bedding, due to load pressure;
➢	1,375 – 1,370 Ma: Extensional regime with crustal thinning and bimodal magmatism:
▪	S-type granites (abundant large plutons);

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▪	Layered mafics and ultramafics along the suture zone with the Tanzanian Craton (e.g. Kabanga).
➢	1,000 Ma: Main NE-SW fold trend of the Kibara belt due to far-field effects of the Irumide collision;
➢	Development of an S2 fabric cutting S1//S0.

6.1.3	Neoproterozoic (1,000 – 542 Ma):
➢	970 Ma: Widespread syntectonic (“G4”) granite intrusion with associated Sn, W, Ta-Nb (and Au) mineralization;
➢	Clastic sedimentation continued in localised basins, and included glacial deposits (diamictites) from the Kibara mountains;
➢	750 Ma: Intrusion of alkaline complexes along the line of the present day Western Rift;
➢	550 – 520 Ma: Pan African Orogeny:
▪	N-S upright folding in the DRC, some reactivation of older structures;
▪	Gold mineralization.

6.1.4	Kibara belt
The Kibara belt is a well-known metallogenic province during which numerous mineralizing events have taken place. The main mineralizing events are normally associated with other geological effects and are summarized as follows:

➢	Associated with the 1,275 Ma layered mafic/ultramafic intrusions: Ni (Cu-Co) e.g. Kabanga in Tanzania;
➢	Associated with the 970 Ma G4 Granites:
▪	Quartz veins: Sn, W
▪	Pegmatites: Ta-Nb, Sn
▪	Hydrothermal alteration of dolomites and basic igneous rocks: Talc
▪	Au mineralization.
➢	Associated with the 750 Ma alkaline complexes: Nb, REE;
➢	Associated with the Pan African orogeny: Possible related Au mineralization.

Traditionally, gold mineralization in the Kibara belt has been considered to be related to the G4 granites, but it is probable that at least some of the gold mineralization is Pan African in age.

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FIGURE 6.1-1 - REGIONAL SETTING OF THE KIBARA BELT

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6.2	PROPERTY GEOLOGY
The Twangiza property can be divided into three distinct litho-structural terrains which can be seen in the figure below. The eastern terrain is characterised by N-S trending Neoproterozoic sediments, which are part of the Itombwe synclinorium, a regional-scale fold which extends southwards from the Twangiza area for about 150 km.  Exploration activities on the property to date have all been within the Neoproterozoic domain.  The western domain has a distinct NW-SE tectonic grain, and is believed to be Palaeoproterozoic in age.  No work has yet been carried out by Banro in this area.  The third domain occurs in the north, where recent basalts blanket the Proterozoic rocks.

FIGURE 6.2-1 - MAGNETIC IMAGE SHOWING LITHO-STRUCTURAL DOMAINS OF THE TWANGIZA CONCESSION

The sediments in the Neoproterozoic terrain are generally very weakly metamorphosed.  The dominant lithology is mudstone, often with a significant amount of carbonaceous material.  Subordinate units of siltstone are commonly interbedded with the mudstone, being slightly coarser, more siliceous and harder.  Quartz wacke and sandstone occur locally, but are usually confined to relatively thin beds or lenses which lack continuity.  A characteristic feature of the Twangiza area is the presence of a conglomerate consisting of clasts of granite, mudstone and siltstone supported by a matrix of dark grey silty mud.  It frequently contains a significant amount of detrital magnetite, and forms the relatively highly magnetic unit that clearly defines the geometry of the concession-scale folds in the magnetic images.

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In the vicinity of the Twangiza Main and North deposits, the Neoproterozoic sediments have been intruded by porphyritic sills, ranging in thickness from less than 1 m to over 50 m. The sills have undergone extensive hydrothermal alteration and the original composition is difficult to determine.  However, it is possible that the sills are part of a suite of alkaline intrusive rocks that were emplaced along the line of the present-day Western Rift, at about 750 Ma.  Small granitic intrusions have been found in the Neoproterozoic rocks, and have been locally exploited for tin by colonial prospectors and artisanal miners.  It is believed these granites are younger than the G4 tin granites which were emplaced at 975 Ma, and may also be related to the same 750 Ma intrusive event as the porphyry sills.

The Neoproterozoic terrain at Twangiza is characterised by a series of N-S trending, concession-scale folds, which plunge to the north.  These folds vary from being open to almost isoclinal, although the average limb dips are usually between 50° and 80°.  Smaller-scale folds, probably parasitic to the larger structures, are commonly seen on a prospect scale; they display plunges to the north and south, or are doubly-plunging like the fold hosting the Twangiza orebodies.  The folding is considered to have developed in response to E-W compression in the Pan African orogeny at about 550 Ma.

Faulting in the Neoproterozoic terrain is common, the main trends being NE-SW to E-W.  In addition, zones of shearing and/or brecciation have been mapped sub-parallel to the fold axes at several prospects, and may have had a control on the mineralization.

The contact between the Neoproterozoic terrain and the western Palaeoproterozoic block is sharp, and is possibly thrusted.  The contact appears to have been locally displaced by NE-SW faulting.  The western terrain is characterised by a NW-SE tectonic trend, which is sub-parallel to the Rusizian trend that developed during the Eburnean orogeny at the end of the Palaeoproterozoic.  However, it is possible that the rocks in the western domain are Mesoproterozoic or younger, having been affected by the reactivation of deep seated Rusizian structures.

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7.	DEPOSIT TYPES

Additional information regarding the Twangiza Project with respect to deposit types is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

The spatial association of gold deposits with Sn-W mineralization in the Kibara belt has led to the suggestion that the gold bearing fluids were also related to the intrusion of the tin-bearing G4 granites.  As such, the gold deposits would represent examples of the “Intrusion related, Sn-W associated gold deposits” described by, for example, Thompson et al. 1999 and Baker, 2005. Deposits in this class are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state.  Mineralization occurs both within the felsic intrusives, and within the country rocks up to several kilometres from the intrusive centre.  Many significant deposits of this type recognised around the world including, Kidston, Vasilkovskoye, Donlin Creek, and Muruntau.

However, the rocks of the Itombwe synclinorium which host the Twangiza deposit are generally considered to be Neoproterozoic in age, and therefore post-date the G4 granites.  It is proposed that the Twangiza mineralization (and possibly the other gold deposits in the Kibara belt) are rather related to fluids derived from the devolatisation of the lower crust during the Pan African orogeny at about 550 – 520 Ma. The following summarises the envisaged sequence of events leading to the formation of the Twangiza deposit:

➢
Evolution of the Kibara Belt throughout the Palaeo- and Mesoproterozoic, resulting in two main types of structural domain: (a) relatively high metamorphic grade Palaeoproterozoic rocks characterised by the NW-SE Rusizian trend, (b) moderately metamorphosed Mesoproterozoic rocks with a dominant NE-SW tectonic grain;

➢	Intrusion of the G4 granites and associated tin mineralization at c. 975 Ma;
➢	Continued sedimentation during the Neoproterozoic, including the glacial diamictites at about 800 Ma;
➢	Intrusion of the porphyry sills at Twangiza, possibly related to a line of alkaline intrusives dated at 750 Ma;
➢
Onset of the Pan African orogeny at about 550 Ma, with E-W compression:  (a) Deformation of the Neoproterozoic sediments and sills at Twangiza into N-S trending folds, (b) some refolding of the NE-SW folds in the Mesoproterozoic terrain, and (c) possible reactivation of the NW-SE Rusizian structures in the Palaeoproterozoic terrain;

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➢
Auriferous fluids from devolatisation of the Archaean lower crust were focused into the rocks of the intracratonic Kibara Belt, due to the high heat flow and regional compression associated with the Pan African orogeny;

➢
The gold bearing fluids enter pre-prepared structural traps in the Kibaran rocks.  In the case of the Twangiza area, the most important traps were the low-pressure hinge zones of anticlinal folds.  The feeder structures were probably sub-vertical, limb-parallel structures or “limb shears”;

➢	At Twangiza Main, the most intense hydrothermal alteration would have been in the fold closure, in the part of the sequence with abundant sills, due to:
▪	Fluid migration into the low-pressure hinge zone;
▪	More intense fracturing resulting in a better “plumbing system” for fluid flow, and increasing fluid/wall-rock interaction;
▪	The relative chemical reactivity of the sills, resulting in more intense fluid/rock interaction.

Mineralization would therefore be expected to deteriorate (a) down the fold limbs away from the fold closure, and (b) above and below the “sill zone” where the sequence comprises relatively homogeneous and unreactive sediments. Stratabound mineralization could be expected on the limbs, where the feeder structures intersect suitable host lithologies.

➢
Twangiza North hosts deeper, stratabound, mineralization where the feeder structures have intersected relatively reactive, internally fractured sills, resulting in a sharper mineralised boundary than that seen at Twangiza Main;

➢	Faulting took place at some stage after the mineralizing event, resulting in displacement of the mineralized zones and fold axes. The principal fault directions are approximately 055° and 080°.

FIGURE 6.2-2 - DEPOSIT GEOLOGY

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8.	MINERALIZATION

Additional information regarding the Twangiza Project with respect to mineralization is set out in the technical report of SENET dated July 17, 2009 and entitled " Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

The Twangiza Main ore body consists of a wide (up to 200 m) zone of pervasively altered mudstone, siltstone and porphyry sills, with abundant sulphidic veins. The veins form a complex irregular network, although veining parallel to bedding is relatively common.  Hydrothermal fluids have exploited both the fracture system which developed during folding due to competency contrasts between the lithologies, and dilational zones between bedding planes to form saddle reefs. The style of mineralization in the sediments and sills varies, but can be sub-divided into two main types as discussed below:

8.1	SILLS
➢
The mineralized sills are characterised by the presence of pyrite and arsenopyrite. The relative proportion of these sulphides is variable, but is estimated to average approximately 65% pyrite: 35% arsenopyrite;

➢
The total abundance of sulphide is also very variable, averaging about 3% of the rock, but locally comprising up to about 30% of a 1 m sample.  There is a positive correlation between grade and sulphide content;

➢
The sulphides occur in a variety of habits: (a) disseminated crystals, (b) stringers, (c) coarsely crystalline veins up to 10 cm in width, but usually 1 – 3 cm across, and often with intergrown quartz, and (d) irregular massive patches.

8.2	SEDIMENTS
➢	The sediments contain the same sulphides in similar proportions, but the quantity of sulphides in the sediments is generally lower;
➢	The disseminated sulphides in the sediments are generally finer grained and are more common in the relatively porous siltstone units;
➢	The sulphide veins in the sediments generally contain more quartz, either intergrown with the pyrite and arsenopyrite, or forming borders to the veins.

In the oxidised zone, the veins in both the porphyry and sediments have weathered to limonite-silica intergrowths. This limonite-silica veining is a common feature of the mineralization in outcrop. Limonite-filled boxworks, and irregular limonite patches and coated vugs have formed due to oxidation of the disseminated sulphides and patches.

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Hydrothermal alteration associated with the gold mineralization has formed three broad assemblages:

➢	Proximal alteration in the sills (feldspar porphyry): albite, dolomite, pyrite, arsenopyrite, gold;
➢	Proximal alteration in the sediments: albite, quartz, pyrite, arsenopyrite, gold;
➢	Distal alteration in the sills (mafic porphyry): chlorite, calcite.

FIGURE 8.2-1 - DIAGRAM ILLUSTRATING HYDROTHERMAL ALTERATION ASSOCIATED WITH GOLD MINERALIZATION AT TWANGIZA DEPOSIT

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9.	EXPLORATION

Exploration on the Twangiza Property has been divided into historical exploration and the recent work carried out from October 2005 to October 2009.  The recent exploration is subdivided into three phases: October 2005 – December 2006, January 2007 – November 2008 and January 2009 – December 2010.

9.1	HISTORICAL EXPLORATION
There have been three major field exploration programs on the Twangiza Property prior to 2005.

The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 channel samples were collected at two metre intervals from both the trenches and adits.

Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions to the mineralization. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220).

The third historical program was undertaken by Banro between August 15, 1997 and April 15, 1998. The program was managed by CME and consisted of:

➢	Topographical surveying (31.65 square kilometres);
➢
LANDSAT acquisition and interpretation – completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High Resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest –southeast orientations away from the axis;

➢
Helicopter-supported airborne magnetic surveying (10,490 line-kilometres) – conducted during 1997 – 1998 by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provided high resolution magnetic maps in a digital format, which were used to define anomalous zones, and to assist in detailed structural evaluation and identification of lithological trends. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and was based on a 200 metre flight line spacing orientated at 045°, with tie-lines at 135° at a spacing of 2,000 metres. The results confirmed the Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an intrusive body which may have provided the fluid and/or heating source for the gold mineralization and the porphyry sills found at the Twangiza deposit;

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➢
Geological mapping and rock sampling of the Twangiza area was completed during the 1997 – 1998 exploration programme and covered an area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north – south trending conglomerates. Grab samples and channel samples were taken and after sample preparation at Banro’s on site sample preparation laboratory were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis;

➢
Detailed geological mapping and channel sampling of 16 adits covering the southern portion of the Twangiza area previously worked by artisanal miners. Grab samples and channel samples were taken and after on-site sample preparation were sent to Acme Analytical Laboratory;

➢
Petrographic studies were completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractures within sulphide grains;

➢
Diamond drilling (20 holes, 9,122 metres, 8,577 samples, HQ and NQ core size) was completed between September 4, 1997 and March 9, 1998. The drilling covered an 800 m strike length of mineralization within the hinge of the Twangiza Anticline, with holes drilled at different orientations. Due to the extreme topography at Twangiza an A-Star 350 B2 helicopter was utilized for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with a maximum depth potential of 600 m. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with inclination and azimuth at surface measured with handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and inclination;

➢
Density testing was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion in the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

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9.2	EXPLORATION (OCTOBER 2005 – DECEMBER 2006)
Banro resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in October 2005.

9.2.1	Soil geochemical programme
A soil geochemical programme designed to test the immediate northern, eastern, western and southern extensions of the known Twangiza mineralization was completed in 2006. The 7 km soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 m intervals on lines spaced at 80 m. The baseline origin for the soil geochemical grid was pegged at UTM coordinate 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rods. All sample points were marked with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points were subsequently surveyed using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system. By the end of December 2006, a total of 275.44 line kilometres had been cut and 6,589 soil samples collected and sent for analysis. The geochemical results outlined an 800 metre long by 450 metre wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

9.2.2	Trenching programme
A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza Main deposit, as well as the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°.

The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries within the mineralised areas. Kaolinite is the dominant weathering product in the feldspar porphyries. Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. A total of 785 channel samples were collected from 1.159 m of trenching.

9.2.3	Prospect scale mapping
A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geology and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration.

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Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) demonstrates that the bedding strikes dominantly NW-SE. The intersection of bedding planes indicates an anticlinal fold axis plunging at 37º towards 120º. The quartz veins measured in the workings are either parallel to or cross-cut the bedding. The Lukungurhi artisanal workings are located approximately 1.5 kilometres north of the Twangiza deposit and measure about 600 metres in strike length and are 70 metres wide on average. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation. Structural mapping from trenches and artisanal workings reveals the bedding is dominantly north - south. Limonite-quartz veins within the porphyries have a dominant orientation of 080º/71º strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

9.3	EXPLORATION (JANUARY 2007 – NOVEMBER 2008)

9.3.1	Geophysical exploration
Airborne magnetic and radiometric surveys were completed over the entire Twangiza property, utilising a flight line spacing of 100 m with tie lines at 1 000 m intervals; several promising new targets were identified for follow-up work.

9.3.2	LIDAR survey
LIDAR utilises airborne laser technology to create accurate topographic maps of the region. In addition, colour aerial digital photography has been rectified to create accurate orthophotos.

9.3.3	Additional regional work
During late 2007 Banro began exploration of the Twangiza property outside the main trend.   The following targets were investigated:

9.3.3.1	Mufwa
Located 13 km northwest of the Twangiza Main deposit, Mufwa is the focus of intense artisanal activity, where miners are exploiting a series of quartz veins within mudstone.  The structural setting is very similar to Twangiza, with the mineralization occurring close to the axis of a plunging anticline.  However, feldspar porphyry sills are absent at Mufwa, and the mineralization tends to be in quartz rather than sulphide-associated.   The workings cover an area of approximately 500 m east-west, by 350 m north south, although recent exploration indicates good potential for extending the mineralized zones in both directions. Exploration consisted of surface mapping and rock-chip sampling, mapping and channel sampling of 27 artisanal adits, and soil sampling of a 4 x 2 km area around the workings on an 80 x 40 m grid.  A total of 445 rock samples, 957 adit channels and 2,676 soil samples were collected.  Site preparation is currently ongoing for dilling to commence in order to  establish the tenor and continuity of the mineralized zones along strike and down dip.

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9.3.3.2	Kaziba
Located 11 km east of the Twangiza Main deposit, the Kaziba target was discovered towards the end of 2008.  Sulphide-associated, disseminated mineralization similar in style to that at Twangiza Main, occurs within mudstones and siltstones on the western limb of a northerly plunging anticline.  Exploration during 2008 consisted of mapping and sampling of artisanal workings, and soil sampling of a 2 x 1 km area around the workings on an 80 x 40 m grid.  A total of 290 rock samples and 573 soil samples were collected.  The data indicates the presence of gold mineralization over a strike of 250 m, potentially with a thickness of up to 30 m.

9.3.3.3	Tshondo
Preliminary work at Tshondo, an old colonial discovery located 9 km west of Twangiza Main, indicates that gold is associated both with quartz veins and within the surrounding hydrothermally silicified mudstone and siltstone.  The mineralization is associated with the axis of a northerly plunging syncline.  Artisanal mining is focusing on the relatively high-grade quartz mineralization over a strike of 500 m. Soil geochemical sampling in tandem with rock chip sampling, trenching and adit mapping and sampling was undertaken in late 2010. Analytical results are awaited to warrant further work comprising diamond drilling.

9.3.3.4	Radiometric anomaly
This prospect is approximately 5 km west of Twangiza Main, and was targeted due to the presence of a coincident uranium-thorium radiometric anomaly similar to that at Twangiza, located on a well-defined anticline axis.  Work during 2008 comprised a programme of stream sediment sampling (117 samples) and regional mapping. The stream results define three anomalous areas with values of up to 1,840 ppb Au.

9.3.3.5	Southern anomaly
This target is located 10 km south of Twangiza Main.  It is situated on the axis of a tightly folded syncline, and is associated with a coincident uranium-thorium radiometric anomaly.  Historical records indicate that alluvial gold was exploited in colonial times, and alluvial artisanal mining is still carried out locally.  The 2008 programme comprised stream sediment sampling (185 samples) and regional mapping.  Anomalous values of up to 470 ppb Au will be followed up initially by soil sampling.

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9.4	EXPLORATION (JANUARY 2009 – DECEMBER 2010)
During this period, exploration in the vicinity of the Twangiza deposits has focused on mineralized structures flanking the Twangiza Main orebody, and on geochemical sampling to the west, north and east of the original 7 x 2 km grid.   Regional work continued at Kaziba and the Radiometric Anomaly, and also at Ntula, a new discovery in the north of the Twangiza concession.

An initial drilling program commenced in October 2009, with 12 holes (1,485 metres) planned on six 80-metre spaced lines covering the most promising 400 metres of strike. Follow-up infill drilling at 40-metre centres was undertaken in late 2010. A total of 28 diamond drilling holes (2638.45 metres) and   3 Reverse Circulation holes (375 metres) had been completed in this zone by end of year 2010. Analytical results are still awaited for a full evaluation of the Twangiza West ore body.

9.4.1	Twangiza West Zone
This zone lies immediately to the west of the Twangiza Main deposit.  It was not intersected by previous resource drill holes, and has the potential to add to the current resource base and to be included within the Twangiza Main pit.  Work during 2009 has included surface mapping and rock chip sampling, and extensive auger drilling.  The auger programme utilised an Atlas-Copco percussion hammer with window sampling tubes supplied by Van Walt Ltd providing a depth capability of 7 m.  The auger holes were drilled vertically to provide a minimum intersection of 1 m of saprolite, and were collared at an initial spacing of 20 m, with infill at 10 m where warranted.  A total of 217 auger holes (745 m) were drilled on the Twangiza West zone.

The rock and auger sampling results indicate the potential for economic mineralization over a strike length of approximately 1 kilometre.  An initial drilling program commenced in October 2009, with 12 holes (1,485 metres) planned on six 80-metre spaced lines covering the most promising 400 metres of strike. Follow-up infill drilling at 40-metre centres was undertaken in late 2010. Analytical results are still awaited for a full evaluation of the Twangiza West ore body.

9.4.2	Twangiza East Zone
Mineralization which has not yet been fully evaluated also occurs to the east of the Twangiza Main ore body.  During 2009 extensive auger drilling (221 holes, 866 m) was carried out, and follow-up diamond drilling was undertaken in late 2010. A total of 7 diamond drilling holes (747.91 metres) and   4 Reverse Circulation holes (398 metres) had been completed in this zone by end of year 2010. Analytical results are still awaited for a full evaluation of the Twangiza East ore body.

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9.4.3	Geochemical surveys
Soil sampling, rock chip sampling and mapping have been carried out in areas which form western, northern and eastern extensions to the original 7 x 2 km Twangiza grid.  A total of 5,015 soil samples and 829 rock chip samples have been taken in these areas.  Follow-up of soil anomalies by auger drilling (79 holes, 210 m) has continued throughout 2009, and is still in progress

9.4.4	Regional work

9.4.4.1	Kaziba
During 2009 the geochemical grid at Kaziba was extended to the west and south (633 soil samples), systematic channel sampling was carried out over outcropping quartz veins (336 samples), and soil anomalies were tested by auger drilling (219 m).  A preliminary diamond drilling programme has been planned to test the mineralization exposed in the main workings, comprising 6 holes totalling 900 m.

9.4.4.2	Radiometric anomaly
Soil sampling was carried out over three areas in which anomalous stream sediment results were obtained (1,181 samples).  In addition, detailed stream sediment sampling was undertaken to further constrain the source of the alluvial gold.  Potential source areas lie under transported cover, and auger drilling is currently being employed to penetrate the overburden and sample the underlying saprolite.

9.4.4.3	Ntula
The Ntula workings are located in the north of the Twangiza property, about 25 km from Twangiza Main.  The area is underlain by Neoproterozoic sediments similar to those at the Twangiza deposits, and which form an inlier surrounded by Tertiary basalt flows.

Gold mineralization is associated with oxidised sulphidic veins and disseminations, and with quartz veins that are both parallel to and cross-cut the bedding.  Six artisanal workings occur within a 3 km² area, the main workings measuring 250 m east-west by 100 m north-south.

Work during 2009 has included mapping and sampling of artisanal workings, and the establishment of a 3 x 1 km soil sampling grid (1,026 soil samples, 190 rock samples).  A stream sediment sampling programme covering the whole of the Neoproterozoic inlier is in progress (134 samples).  Results from the rock and soil samples received to date are encouraging.  Auger drilling and limited diamond drilling was conducted in late 2010 to test the encouraging results from rock and soil samples. Full analytical results are awaited for interpretation.

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10.	DRILLING

10.1	DRILLING (FEBRUARY 2006 – MAY 2008)
The aim of this initial drilling was to convert the report Inferred Mineral Resources into Indicated and Measured categories. A total of 17,037.34 metres of diamond drilling involving 71 holes were completed between February and December, 2006.

In January 2007, a major drilling campaign commenced with the aim of converting the remaining Inferred Mineral Resources at Twangiza Main into the Indicated and Measured categories and to identify additional Inferred Mineral Resources particularly at Twangiza North.

At the end of May 2007, one hundred (100) diamond drill holes totalling 23,873.12 metres of PQ, HQ and NQ had been completed.  Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline, in addition to the Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Mineral Resources to the higher confidence Measured and Indicated Resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly. Four drill rigs were deployed at the Twangiza property, with two additional rigs mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza North area of the deposit. Ninety Eight (98) holes were drilled at 40 m centres to infill the holes drilled in 2006 and early 2007 in the Twangiza North deposit and eighteen (18) holes were drilled in Twangiza Main.

An A-Star 350 B3 helicopter (owned and operated by Savannah Helicopters) was used for the moving of drills, materials and personnel between the drill site and the exploration camp. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing four portable CS1000 and two Longyear 38 drill rigs with a maximum depth capability of 600 metres. All drill hole collars were surveyed with RTK GPS equipment. Drill hole collar azimuths and inclinations were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination of the hole. All drill core was orientated. Orientation was carried out by the "Spear" method or the Ezy Mark system. The majority of the drill holes have been drilled to the east on an azimuth of between 70 - 80°, and at inclinations of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

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10.2	DRILLING (MAY 2008 – NOVEMBER 2008)
One hundred and two (102) diamond drill holes totalling 21,952.26 metres of PQ, HQ and NQ was completed between May 2008 and November 2008.  Drilling tested the mineralised interpretation at depth with the aim of increasing both confidence and grade in the previous estimates, particularly in Twangiza Main. Resource holes were drilled on 40 m centres to infill the holes drilled during previous campaigns with the objective of upgrading the Inferred Mineral Resources to the higher confidence Measured and Indicated Mineral Resources and improving the estimation at depth. The same drilling procedures were used in terms of rig set-up and rig movement as in the previous drilling campaign.

The majority of the holes in the programme have been drilled to the east on an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

During the PFS Resource Modelling exercise SRK (UK) did not use the 20 CME holes (20 holes, 9,122 metres, 8,577 samples, HQ and NQ diamond drilling) drilled between September 4 1997 and March 9 1998. On reviewing the data SRK (UK) has made the decision to include the CME holes in the current Resource Model.

10.3	RESULTS
A summary of the significant mineralised intersections can be found in Appendix II of the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this Technical Report can be obtained from SEDAR at www.sedar.com

NI43-101 TECHNICAL REPORT

11.	SAMPLING METHOD AND APPROACH

11.1	SOIL GEOCHEMISTRY
Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, and slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standardised spreadsheets. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants. The sample books are designed so that six random sample numbers per fifty have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

11.2	TRENCH SAMPLES
Continuous channel samples were taken from the floor of all trenches that intersected saprolite or weathered bedrock.  Each channel was approximately 10 centimetres wide and 5 centimetres deep. Sample intervals were determined by geological features: in homogeneous rock, the maximum sample interval was 1 metre, and the minimum sample interval employed was 0.3 m.  Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights varied between 3 and 6 kilograms.

11.3	STREAM SEDIMENT SAMPLES
The stream sediment sampling technique employed by Banro involves collecting the fine (i.e. silt and/or mud) sediment fraction from the top of the stream bed. The sampling sites are pre-planned, using appropriate topographic maps, aerial photos or LiDAR images, and the UTM co-ordinates of each site are recorded.    After navigating to the sample site, the geologist takes at least six 250 g sub-samples of the fine fraction from the top of the stream bed. The sub-samples are taken from within 10 m upstream and 10 m downstream of the starting point.  The sub-samples are all placed in the same plastic sample bag, taking care to remove pebbles and organic debris, such as leaves and twigs.  Any excess water is decanted.  The estimated dry weight of the sample is at least 1.5 kg.  The bag is then sealed with a cable tie, and placed inside a second plastic bag.  The sample ticket is placed inside the second bag, and the second bag sealed.

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11.4	DRILL CORE SAMPLES
Banro has internal guidelines and documentation which relate to the sampling of drill hole core samples. SRK (UK) has reviewed the procedures and finds the methodology used to be acceptable for the collection of representative samples. The entire length of each drill hole was sampled, resulting in the collection of 70,839 samples from 70,056 metres drilled between 2006 and 2008. All sampling was carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 m. The minimum sample interval was 0.3 m. 1 m of split HQ core provides approximately 4.3 kg of material for analysis. Samples were cut at site and shipped to Banro’s Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay.

11.5	AUGER SAMPLES
Holes were drilled using “window sampling” auger tubes, powered by an Atlas Copco percussion hammer.  The diameter of the upper sample was 64 mm, progressively reducing with depth to 49 mm, 39 mm and 29 mm.  The maximum hole depth was 7 m.  Samples were logged and photographed whilst in the window sampling tube, and then removed from the tube and bagged for gold analysis. The logging and sampling principles employed were exactly the same as those used for diamond drill holes.

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12.	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	STATEMENT
Banro operates its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and to commission the facility in September 2005. Analysis of samples is currently undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary analytical laboratory while Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilize conventional sample preparation, sample analysis and associated quality control protocols.

12.2	SAMPLE PREPARATION AND ANALYSIS
All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist.

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK (SA)) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006 and in November 2006 Martin Pittuck (SRK (UK)) reviewed the laboratory protocols and procedures. SRK (UK) visited the facility in April 2008 (Martin Pittuck and Ben Parsons).

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and air compressor system all assembled in one  ‘20 footer’ and one ’40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.  Using the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing a 2 mm screen. The crusher is thoroughly cleaned between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced by the use of the compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

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The crushed sample is split using a riffle splitter to produce 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample. The samples are pulverised to 90% passing a 75 micron screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 250 samples is prepared each day from the in-house facility.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems - management requirements). All sections of the laboratory comply with the quality assurance procedures.  Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to the assay laboratory.

12.2.1	Assaying
Prior to 2005, limited adit re-sampling by CME using ACME in Vancouver confirmed the accuracy of the original MGL adit sample assay results determined by their laboratory in Kamituga.

Three laboratories have been used by Banro for sample assaying since the commencement of exploration in Twangiza in October 2005. The initial soil geochemical samples, adit re-samples and trench samples were analysed by ALS Chemex, Johannesburg at which time SGS-Mwanza served as the umpire laboratory. From the start of drilling Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

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12.3	QUALITY CONTROL PROCEDURES
In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing the 2 mm and 75 micron screens respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely but randomly inserted into each batch of samples at a frequency of 12%. Blank samples are inserted during the routine crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and a crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	ASSESSMENT OF QUALITY CONTROL DATA
Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control database is currently stored in a series of Excel spreadsheets which have been provided to SRK (UK) for analysis. The data provided does not include information relating to queried results but in discussions with Banro it was clear that re-assays are requested and data is not released to the project team until it passes satisfactory limits. The quality control work includes the insertion of international reference samples, inter-laboratory checks, sample preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Certified reference material
Four certified reference material samples (standards) are inserted in a batch of 50 samples. The standards are sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges covering the expected grade range for the Twangiza deposit. A total of seven different grade ranges of standards have been randomly inserted into batches of samples submitted to the analytical laboratory during the latest drilling programme; these cover the entire grade range and include both oxide and sulphide matrix matched material. The standards are randomly inserted using the same quantity and sachets as the laboratory pulps, making them difficult to be detected by the analytical laboratory. Statistical assessment of the results is completed routinely using Banro’s internal guidelines and not using the parameters provided as part of the Rocklabs Quality Control package. The mean assay values returned by the laboratory for all certified reference material in relation to their respective values are considered to be within acceptable limits. Results reporting out of assigned limits trigger a re-assay of that batch of samples. A review of the precision charts suggest the laboratory historically produced accurate assays around the assigned means of the inserted standards, however in the later stage of the drilling programme the results are more variable with some evidence of low bias but remain within assigned limits. The performance charts for each standard are shown in Appendix III. The limits shown on the charts are based on the assigned standard deviation with the upper and lower limits set at three times the assigned value. In general the low coefficient of variation (CoV), suggests that there is no significant analytical bias or no major control problems were encountered during the period and that SGS-Mwanza assays within acceptable limits. SRK (UK) would recommended that the date of analysis should be captured in the QAQC database for all samples as currently the multiple standards have been plotted against submission number. The resultant charts therefore cannot be directly compared to identify time periods where the laboratory might have been underperforming. A summary of the standard types used in submissions from the latest round of drilling are shown in the following figure.

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FIGURE  12.4-1 - SUMMARY OF RETURNED ASSAYS PER STANDARD DURING FS DRILLING

TABLE 12.4-1 - STATISTICS OF RESULTS OF STANDARD CERTIFIED SAMPLE SUBMISSIONS

STD REFID	CERTIFIED VALUE (g/t Au)	NO OF SUBMISSIONS	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
SK33	4.00	477	0.02	4.45	3.97	0.25	0.06
SK43	4.00	46	0.09	4.44	3.88	0.64	0.17
SL34	5.86	400	0.01	15.00	5.86	0.73	0.12
SN38	7.92	33	0.01	9.38	7.92	2.21	0.28
OxG60	1.07	6	0.99	1.16	1.07	0.06	0.05
OxH52	1.31	54	0.01	1.58	1.28	0.23	0.18
OxI40	1.82	33	1.05	1.99	1.85	0.15	0.08
TOTAL		1,675

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In general, the results from SGS Mwanza show evidence of a slight low bias within certain grade ranges on FS submitted samples. Banro have highlighted these concerns to SGS during routine meetings and SGS have conducted a combination of internal and external audits to rectify these issues. SRK (UK) has not reviewed these audit reports at the time of the study. In terms of the entire database a review of the standard reference material indicates the accuracy is with acceptable levels to consider the assays as acceptable.

12.4.2	Inter-laboratory check assays
Banro completed inter-laboratory check assays on a routine basis with the same assay techniques. Sample pulp duplicates have been sent for analyses at both SGS-Mwanza and Genalysis-Perth (tables below). The pulp samples cover the entire grade range. The samples were submitted at the end of every quarter in batches of between 80 and 100 samples and with insertion of standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. Summary statistics for the two datasets have been determined and the Mean Relative Differences (MRD) of the SGS and Genalysis result have been calculated

The results have been subdivided into material greater than 1.0 g/t and material less than 1.0 g/t, as larger errors in terms of MRD can be expected within the lower grade ranges. The application of 1.0 g/t is useful as can indicate any potential for bias in the ore grade material assayed during the period.

TABLE 12.4-2 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 1ST QUARTER 2008

<1.0 g/t Au	SGS	GENALYSIS	>1.0 g/t Au	SGS	GENALYSIS
COUNT	84	84		73	73
MIN	0.01	0.01		1.13	0.01
MAX	0.93	2.48		30.30	35.98
MEAN	0.19	0.21		3.89	4.48
STD DEV	0.25	0.36		4.18	4.96
MRD	10.9%			14.2%

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TABLE  12.4-3 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 2ND QUARTER 2008

<1.0 g/t Au	SGS	GENALYSIS	>1.0 g/t Au	SGS	GENALYSIS
COUNT	12	12		192	192
MIN	0.01	0.01		1.52	0.30
MAX	0.98	1.77		86.10	123.77
MEAN	0.72	0.81		7.32	7.54
STD DEV	0.27	0.43		10.76	13.21
MRD	11.7%			4.3%

TABLE 12.4-4 - INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS : 3RD QUARTER 2008

<1.0 g/t Au	SGS	GENALYSIS	>1.0 g/t Au	SGS	GENALYSIS
COUNT	12	12		192	192
MIN	0.01	0.01		1.52	0.30
MAX	0.98	1.77		86.10	123.77
MEAN	0.72	0.81		7.32	7.54
STD DEV	0.27	0.43		10.76	13.21
MRD	11.7%			4.3%

As shown in the tables the results for 2008 show that above 1.0 g/t Au there is no significant bias with the mean relative difference (MRD) reporting between -2.6 % and 4.3 % during the submission of the latest drilling campaign. The results below 1.0 g/t Au show SGS in general reports low but the MRD show a bias in the second and third quarter due to the limited sample population. The results show a slightly higher grade returned from Genalysis compared to the routine SGS results during the first half of 2008, but this changed in the third quarter to SGS returning higher grades. In addition to the tables SRK (UK) has noted the correlation between the two laboratories has dropped over the year and therefore SRK (UK) would recommend Banro keep monitoring the laboratory closely to note any improvements in performance based on the internal and external audits completed during the third quarter 2008.

12.4.3	Duplicate coarse split
A total of 1,377 split duplicates were included in routine sample batches, these are statistically reviewed in the table below. A total of 274 (20%) of the duplicates returned assay values of more than 0.5 g/t Au.

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Two of these were greater than 20.0 g/t Au and did not repeat with similarly high grades. These samples are associated with sulphide veining where gold appears to be nuggetier. The two outlier-samples were removed from the data prior to generation of correlation graphs and statistical analysis. Two correlation graphs (Au >0.5 g/t and Au < 20.0 g/t) were generated and the Au > 0.5 g/t plot displays a satisfactory correlation coefficient and demonstrate an acceptable scatter for course duplication. The figures below indicates some potential for sample swaps during the analysis but it is not clear from the study where these swaps might have taken place.

TABLE 12.4-5 - DESCRIPTIVE STATISTICS OF COURSE SPLIT SAMPLE PAIRS

	ALL SAMPLES		>0.5g/t Au
	ORIGINAL g/t Au	DUPLICATE g/t Au	ORIGINAL g/t Au	DUPLICATE g/t Au
NUMBER OF PAIRS	1377	1377	274	274
MINIMUM	0.004	0.005	0.50	0.01
MAXIMUM	47.70	44.20	25.3	22.4
MEAN	0.57	0.55	2.07	1.97
STANDARD DEVIATION	2.39	2.43	2.80	2.53

FIGURE 12.4-2 - ORIGINAL VS. COARSE DUPLICATE SPLITS SUBMITTED TO SGS MWANZA - ALL SAMPLES

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FIGURE 12.4-3 - ORIGINAL VS. COARSE DUPLICATE SPLITS SUBMITTED TO SGS MWANZA – ORIGINAL ASSAYS BETWEEN 0.5 g/t AND 25 g/t

A plot of the absolute percentage difference (APD) between the original and the duplicate values has been created to test the precision (ability of a laboratory to repeat an assay result). The absolute relative difference has been calculated based on the equation:

Abs % Difference	=	Abs (Duplicate Assay – Original Assay)	=	Difference
		(0.5 * (Duplicate Assay + Original Assay))		Mean

The resultant chart has been plotted initially using all data and a sub-set of data above 0.2 g/t Au. The second series has been created due the large portion of the database below a cut-off of 0.2 g/t (approximately two thirds of the database). The APD below a cut-off of 0.2 g/t can be relatively large as a result of minor differences and therefore these data need to be filtered out. Ideally APD results of error should show 90 % of the data within 20 % APD. As shown in the chart below the Mwanza laboratory currently has 90 % of the data within 30 % and 85 % of the information is with 20 % APD. In dealing with coarse duplicates SRK (UK) deems that the results for the duplicate samples are acceptable.

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FIGURE 12.4-4 - PLOT OF ABSOLUTE PERCENTAGE DIFFERENCE VS. PERCENTILE RANK OF DUPLICATE SUBMISSIONS TO SGS MWANZA

12.4.4	Blank samples
There were 1587 blank sample submissions returning a mean value of 0.007 g/t. These are made up of composited granite purchased from ALS Chemex - Mwanza laboratory; the samples are known to be barren. Of the 1587 blank samples, 406 blank samples have been inserted during the submission of samples during the recent drilling campaign. The mean values of the 406 blank samples have been calculated at 0.01 g/t which is at the detection limit for the laboratory. A total of 37 samples (9%) had laboratory results, which were at or above 0.02 g/t as seen in the charts below. In one case the laboratory result was up to 0.08 g/t Au. The recent results indicate there is potential that there is an issue with minor contamination at the SGS Mwanza laboratory. A more detailed study of the recent submission indicates that samples returning values greater than the detection have occurred.  The grouped nature of slightly high results may indicate periods in which the routine cleaning the equipment between samples was not undertaken thoroughly.

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FIGURE 12.4-5 - SUMMARY OF ALL BLANK SUBMISSIONS TO SGS MWANZA

FIGURE 12.4-6 - SUMMARY OF ALL BLANK SUBMISSIONS DURING RECENT DRILLING TO SGS MWANZA

12.4.5	Analytical laboratory quality control
Most laboratories have an established quality control routine, which involves the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report. Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of satisfactory quality.

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13.	DATA VERIFICATION

13.1	DATABASE AND DATA QUALITY
The table below shows the data type and amount of data employed in the current geological modelling and Mineral Resource Estimates.

DATA TYPE	NUMBER	TOTAL LENGTH	NO OF SAMPLES
HISTORICAL TRENCHES (MGL)	71	8,323	4,088
HISTORICAL ADIT (MGL)	202	13,207	13,716
1997/98 DIAMOND HOLES (CME)	20	9,122	8,557
RE-SAMPLED ADITS (CME)	16	1,689	1,613
FOLLOW-UP	6	966.4	624
FOLLOW-UP (PHASE 1) DD HOLES	33	6,421	6,881
FOLLOW-UP (PHASE 2) DD HOLES	38	10,616	11,194
FOLLOW-UP (PHASE 3) DD HOLES	29	6,835.78	7,602
FOLLOW-UP (PHASE 3 cont) DD HOLES	116	22,114	24,534

13.2	ADIT CHECK SAMPLING
In the 1960’s approximately 13,207 metres of adits were developed and sampled by MGL. A programme of data verification was completed by CME by re-sampling 1,613 of the original 13,716 adit channel samples recorded by MGL. In total, 16 adits (including crosscuts) were rehabilitated in part or in whole and were mapped at a scale of 1:100 and channel sampled at one metre intervals. A total of 1,613 channel samples were collected from both walls of the adits. A graphical illustration of gold results for the MGL and CME sampling is provided in the chart below.

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FIGURE 13.2-1 - COMPARISON OF ACME VANCOUVER VS. MGL KAMITUGA LABORATORIES

A direct sample-to-sample comparison between CME and MGL results was difficult due to the inability to accurately locate the historical sample locations. However, using the crosscuts as reference points, comparisons were made to within an estimated accuracy of two metres. Additionally, MGL sampling was undertaken at 2 metre intervals, while CME's sampling was undertaken a 1 metre intervals. Composites of significant intersections using a 1 g/t Au cut-off from CME’s re-sampling of the adits with corresponding MGL results are presented in the table below. Gold highs for both sets were not capped.

TABLE 13.2-1 - ADIT SAMPLING - STATISTICS OF COMPOSITES

COMPANY	NO OF COMPOSITES	MIN (g/t Au)	MAX (g/t Au)	AR. MEAN (g/t Au)	STD. DEV (g/t Au)	WEIG-MEAN (g/t Au)
MGL	40	0.25	6.37	3.05	1.57	3.76
CME	40	1.15	10.24	3.59	1.99	3.45
MGL and CME results over the same interval compared well. CME sampling results appear to return slightly higher gold (+8%) values than the MGL results over the same sample intervals.

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13.3	DATA VALIDATION
The primary sample data files were validated in several ways:

➢	By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes;
➢	By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits;
➢	By plotting the samples in plan and in section and comparing the sample locations and assay values.

Minor errors identified were corrected for further processing. A number of transcription errors were recorded in the database (i.e. TDD224, 229, 304) due to a sample numbers entered in the gold column. The error has been reported to Banro and the files corrected accordingly.

SRK (UK) has reviewed logging procedures on site and the updated electronic files provided by Banro in addition to an independent review of the quality control database returned from the laboratory. SRK (UK) has highlighted the lower quality in the returned assays during the third quarter of 2008 will need to be monitored. But it is SRK (UK)’s view that the data available is valid and therefore can be used as the basis for the Mineral Resource Model.

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14.	ADJACENT PROPERTIES

There are no adjacent properties.

NI43-101 TECHNICAL REPORT

15.	MINERAL PROCESSING AND METALLURGICAL TESTING

15.1	BACKGROUND
Scoping study recovery metallurgical tests were conducted on the Twangiza Main and North ore bodies. Each ore body included oxide, transition and fresh non-refractory ore types. The testwork conducted included recovery (flotation, gravity and cyanidation processes) and comminution tests. The scoping study results were used to develop the initial process flow sheet for the Twangiza ore body.  The scoping study testwork results are contained in the following reports:

➢	September, 2007, SGS, “Laboratory Testwork: Scoping Study – Banro Twangiza Project (Democratic Republic of Congo)”, Report # MET 07/U82 TWA;
➢	October 5, 2006, SGS, “Procedural Diagnostic Leach Appraisal on 11 Gold Bearing Ore Samples”, Report No. MET 06/S16;
➢	April 20, 2007, SGS, “Bulk Rougher Flotation Testwork on Twenty Three Gold Ore Samples”, Report No. Flotation 07-412;
➢	July 3, 2006, SGS, “Flotation Testwork on a Gold Bearing Ore Blends from Banro-Twangiza Mine”, Report No. Flotation 07/132;
➢	June 28, 2007, SGS, “Mineralogical Characterization and Gold Deportment Study on Five Gold Ore Samples from the Twangiza Gold Deposit, DRC”, Mineralogical Report No. MIN 0507/066;
➢	October 3, 2007, SGS, “Bio-oxidation Test Program on Twangiza Concentrate”, Report No. BIOMET 07/06;
➢	October, 2007, Geobiotics, “Phase 1, Report for GEOCOAT® Amenability Test”;
➢	April 22, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North and Main Composite Middlings and Tailings”, Report No. BIOMET 08/09.

Based on the initial scoping results which were deemed to be insufficient, SENET initiated a pre-feasibility study testwork program to ascertain and improve on the gold recoveries and reagent consumptions. The pre-feasibility study utilized the results obtained from tests conducted by various laboratories that were carried out under SENET supervision. A list of the reports from these laboratories is provided below.

➢	April 22, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North and Main Composite middlings and tailings”, Report # BIOMET 08/09;
➢	May 26, 2008, SGS, “A General Mineralogical and Gold Deportment Study on two Gold bearing ore Samples from the Twangiza Project”, Report # MIN 0208/038a;
➢	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/03/08;
➢	July 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Twangiza Project” Report No. SENET/03.2/08;

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➢	July 2008, Paterson and Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0.

Further metallurgical tests were conducted to raise the level of confidence to feasibility level and results of these tests are contained in the reports listed below.

➢	July 4, 2008, SGS, “Metallurgical Test Programme for Gold Bearing Ore Sources (Twangiza Non-Refractory FP Samples”, Report No. Met/08/131 Rev2;
➢	August 07, 2008, SGS, “Cyanide Destruction Testwork on Twangiza Main Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/15;
➢	August 08, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/18;
➢
August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Main Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/05/08;

➢	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project Main Ore Body Hard Ores” Report No. SENET/05.1/08;
➢
August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two North Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/06/08;

➢	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project North Ore Body Hard Ores” Report No. SENET/06.1/08;
➢	November 20, 2008, SGS, “Metallurgical Test Programme: SENET Project – Twangiza Oxide”, Report No. Met07/BB27;
➢	December 10, 2008, Mintek, “Twangiza Comminution Test Work Report”, Report No. MPC-584;
➢	January, 2009, Orway Mineral Consultants (OMC), “Twangiza Gold Project Comminution Circuit Design”, Report No. 8282;
➢	February 10, 2009, SGS, “Metallurgical Test Programme: SENET Project – Twangiza Non-Refractory Variability Samples”, Report No. Met07/BB27.

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TABLE 15.1-1 - ORE CHARACTERISTICS

		OXIDE		TRANSITIONAL
ITEM	UNIT	MAIN	NORTH	MAIN	NORTH
ORE CHARACTERISTICS
ORE HEAD GRADE (AU)	g/t	2.42	2.1	1.52	2.36
SPECIFC GRAVITY	t/m3	2.79	2.88	2.79	2.99
UNCONFINED COMP STRENGTH	MPa	14.88	8	22.63	10.56
BOND CRUSHER WORK INDEX	kWh/t	3.1	2.7	9.41	6.54
BOND CRUSHER WORK INDEX	kWh/t	4.3	3.6	12.1	8.1
ROD MILL WORK INDEX	kWh/t	6.8	5.3	8.06	4.05
BALL MILL WORK INDEX	kWh/t	3.2	4.23	8.61	6.88
ABRASION INDEX	Ai	0.0078	0.034	0.196	0.1932
LIFE FACTOR		9.16	10.87	2.19	2.19
JK TECH PARAMETERS
A		85.9	85.9	55.1	65.6
b		1.25	1.25	2.49	5.22
Ta		1.14	1.14	0.96	3.38
GRAVITY
GRAVITY RECOVERY	% of h/g	16.5	36.4	11.8	41.6
GRAVITY CONCENTRATION RATIO		1,100	2,500	1,100	1,100
CONC.MASS AS % OF FEED TO CONC	%	0.05	0.05	0.05	0.05
INTENSIVE LEACH DISSOLUTION		98	98	98	9
CIL
LAB LEACH DISSOLUTION	%	91.1	89.5	80.0	91.7
EFFICIENCY FACTOR	%	98.0	98.0	98.0	98.0
CIL DISSOLUTION	%	89.3	87.7	78.4	89.9
LEACH SOLIDS FEED % m/m	%	35	35	42	42
CYANIDE CONSUMPTION	kg/t	0.06	0.63	0.98	0.65
LIME CONSUMPTION AS 100%	kg/t	4.31	4.70	2.26	1.27
TOTAL LEACHING RESIDENCE TIME	hrs	15	15	24	24
CARBON TO GOLD LOADING RATIO		2,500	2,500	1,750	1,750
GOLD PRODUCTION
OVERALL RECOVERY	%	90.2	91.2	79.5	93.2
DETOXIFICATION
REQUIRED RESIDENCE TIME	hr	2	2	2	2
RESIDUAL CYANIDE IN CIL TAILS	ppm	90	90	90	90
LIME CONSUMPTION AS 100%	kg/t CaO	0.06	0.06	0.06	0.06
SMBS USAGE RATE / RESIDUAL CYANIDE	g/g NaCN	4.44	4.18	4.57	4.62
CUSO4 USAGE RATE / RESIDUAL CYANIDE	g/g NaCN	0.48	0.48	0.11	0.15

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15.2	REVIEW OF SCOPING STUDY METALLURGICAL TESTWORK
This section gives a summary of the results of the metallurgical tests that were conducted by SGS in 2007. Details of the origin of samples, test methods and detailed results are contained in the reports from SGS referenced above and are part of the scoping study technical report produced by SENET dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

The following are major highlights from the SGS scoping study metallurgical tests.

➢
Bond Ball Mill Work indices (BBWi) obtained ranged from about 3.2 – 13.2 kWh/t metric. It was noted that the oxides were in the in the very soft category and transition and fresh were in the medium band;

➢	The abrasion results ranged from 0.0096 to 0.66 which showed that the oxides were in the low abrasive category whilst the transition and fresh was in the medium to high abrasive classes;
➢
Diagnostic leach tests indicated that gold in oxides was amenable to direct cyanidation while transition and fresh samples displayed that some of the gold could easily be recovered with direct cyanidation technique and some could hardly be recovered using this method;

➢
Mineralogical investigations on transition and fresh samples revealed that a fair proportion of the “not so easy” to recover gold was associated with arsenopyrite and pyrite and that only 30-60% of the gold would be amenable to direct cyanidation, a phenomenon that was proved in the later stages of scoping study tests;

➢	The oxides (main and north) responded well to gravity and leach recovery testwork with overall recoveries of 90% being attained;
➢
Bottle-roll tests conducted on transition and fresh samples under excess cyanide conditions indicated existence of distinct lithologies within each ore type.  Each lithology responded differently to direct cyanidation as:

➢	Transition FP – 81%
➢	Transition CMS – 38%
➢	Fresh FP – 91.8%
➢	Fresh CMS – 54%
➢	This led to flotation followed by dissolution of the float concentrates and tails of all lithologies being pursued as an alternative recovery means which gave:
➢	Generally >95% of the gold was recovered in the concentrates in all instances;
➢	Mass pulls were generally high; ranging between 30-50%. In instances where low mass pulls were obtained (10-15%), low gold recoveries were also noted;
➢	For CMS, it was noted that there was no significant improvement in dissolution of concentrates and float tails compared to dissolutions obtained on the “as Received” samples;

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➢	For FP, it was noted that there was dissolution remained the same for the leach of the concentrates and float tails compared to dissolutions obtained on the “as Received” samples.
➢
Based on poor recoveries on both float concentrates and tailings for CMS material, bio-oxidation was pursued as an alternative treatment route which yielded a sulphide oxidation of 95% after 29 days and final gold recovery of 88% from the oxidised residue which represented an extra 30% improvement in recovery over direct cyanidation.  While the tests demonstrated that the ore was amenable to bio-oxidation, the mass pulls obtained were high (between 30 and 50%) which gave heap leach of the concentrates (process called GEOCOAT®) as the “only” option but due to real estate limitations at the Twangiza site, this option was “shelved”.

15.3	REVIEW OF PRE-FEASIBILITY STUDY METALLURGICAL TESTWORK
Following a review of the scoping study metallurgical test results, a test programme for the pre-feasibility study was embarked on and was divided into two phases, namely:

➢	Phase 1: Optimization tests aimed at establishing optimum parameters for gold recovery and characterization of the comminution properties;
➢	Phase 2: Variability testwork aimed at testing the optimum conditions / parameters on variability samples.

The following is a summary of the pre-feasibility study testwork findings and detailed results are contained in the reports from SGS, Knelson Concentrators Africa and Paterson and Cooke referenced above and are part of the prefeasibility study technical report produced by SENET dated August 13, 2008 and entitled “Pre-feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

15.3.1	Mineralogy
➢
The mineralogical testwork was conducted on the main and north oxide composite samples. No mineralogy tests were conducted on transition and fresh ore types as the work conducted during scoping study phase was deemed to be adequate;

➢	The Twangiza north oxide ore is characterised by coarse (mostly >75µmECD) liberated gold (>99%) and gravity gold recovery could be an option for this type of ore;
➢
Twangiza main oxide ore is characterised by finer-grained gold (all <75µm ECD) with a substantial proportion locked in gangue minerals (~20%) which could potentially exhibit recovery problems. Both Twangiza main and north oxide ore indicated presence of considerable amounts of clay minerals that could have the following important process implications such as mill selection, thickening and equipment sizing such as pumps, agitators and interstage screens.

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15.3.2	Comminution results of composite samples
The following are major highlights from the comminution tests performed on the composite samples:

➢	The Bond Rod Mill Work Indices (BRWi) for main oxide and north oxide was classified as soft;
➢
The abrasion indices (Ai) for the oxides were all <0.05 which classified them as very low abrasive ores. The transition and fresh abrasion indices were classified as moderately abrasive. This indicates that medium grinding media consumptions and liner wear will be expected;

➢	The Bond Crushability Work Indices was only performed on the oxide and showed the ore to be very soft;
➢	The UCS results for the oxides indicated that the ore is very soft (<50MPa) and should be treated using a mineral sizer.

15.3.3	Comminution results of variability samples
Variability comminution testwork results and findings, BBWi only, are summarized below.

➢	The BBWI results showed that the main and north oxides exhibited very soft to soft behaviour (1.8-7.4kWh/t);
➢	The main transition FP non refractory samples were in the medium hardness category (9.1-14.5 kW/h) and north transition FP non refractory in the medium to hard class (10.7-18.2 kWh/t);
➢	The Bond ball work indices of main fresh FP non refractory indicated medium hardness (10.8-13.4 kWh/t) whilst the north fresh FP non refractory showed a range of medium to hard (14.3-16.2 kWh/t).

The results obtained from the variability testwork showed that the ore is variable in nature and this should be taken into account when designing the comminution circuit.

15.3.4	Recovery testwork
Optimisation testwork was performed on the main and north oxide composite samples during the scoping study.  The optimum conditions obtained during these tests were used to evaluate the variability nature of the ore.

No optimisation recovery tests were performed on the non refractory transition and fresh samples during the scoping study. It was therefore necessary to perform these tests during the pre-feasibility study.

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15.3.5	Gravity and intensive cyanidation testwork (oxides only):
➢
Twangiza main oxides displayed less gravity recoverable gold than Twangiza north oxides which is in line with mineralogical investigations.  However in both cases, the recoveries warranty the installation of a centrifugal concentrator to recover the free gold ahead of CIL;

➢	Twangiza main oxides obtained a GRG recovery of 28.7% which equated to a predicted plant gravity recovery of 20.9%;
➢	Twangiza north oxides achieved a higher GRG recovery of 49.7% which equated to a predicted plant gravity recovery of 43.4%;
➢	These gravity recoveries obtained for the oxides were in line with the recoveries obtained during the scoping testwork phase;
➢
Intensive cyanidation testwork, performed on the gravity concentrate gave dissolutions >95% irrespective of the concentrate grades in less than 24 hours. This is an indication that concentrates will easily be leached during plant operations.  An intensive cyanidation reactor followed by electrowinning was therefore considered as part of the gravity gold recovery system.

15.3.6	Variability leach testwork (oxides only)
➢
The calculated head grade of main oxide varied from 1.99g/t to 5.04g/t with minimum and maximum recoveries of 83.66% and 88.51%. This showed that this ore body when leached obtained similar recoveries irrespective of head grade;

➢
North oxide variability samples calculated head grade ranged from 0.74g/t to 1.97 g/t and obtained dissolutions between 70.12% and 89.77%.  The varying range in the dissolution demonstrated that this ore is highly variable which could be an indication of presence of some refractory material in the oxides;

➢
The sodium cyanide consumption for the oxides was less than 1 kg/t on the overall but this was much higher than what was obtained during the scoping study which could be an indication of the variable nature of cyanide consumers associated with the oxide ore.  The lime consumptions were generally very high however still comparable to what was achieved during the scoping study, for all samples that were tested.

15.3.7	Cyanide detoxification (oxides only)
➢	Bench scale cyanide destruction testing was performed on composite samples of oxide leach tailings generated from metallurgical testwork;
➢
The relative effectiveness of ferrous sulphate, sodium metabisulphite, sodium metabisulphite plus copper, hydrogen peroxide and alkaline chlorination at removing or destroying soluble cyanide forms in the tailings were compared and results showed that the alkaline chlorination and ferrous sulphate gave the best cyanide destruction however was not chosen as the selected route because of environmental reasons.  The use of sodium metabisulphite and copper was chosen as the effective method, with 82% destruction.

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15.3.8	Transition and fresh (main and north) optimisation recovery testwork
➢
Bulk gravity tests were performed on main and north (transition and fresh) non refractory composite samples to produce middlings and tailings for the leach optimisation testwork and gravity concentrate for the intensive cyanidation testwork;

➢
Gravity - The composite samples showed gravity recoveries varying from 4.5 to 21%, with mass pulls ranging from (0.33 – 0.5) %.  These test results are inconclusive and proper EGRG tests were scheduled to be performed during the feasibility testwork phase;

➢
Intensive Cyanidation - Intensive cyanidation tests were performed on the primary gravity concentrates and fairly high gravity concentrate dissolutions (>90%) were obtained for the transition main and north samples.  Approximately 85% gold dissolution was obtained for the fresh main and north gravity concentrates which could be an indication of the presence of some refractory material in the concentrates.  On the overall, the concentrates responded well to cyanidation;

➢
Preg-robbing - The preg-robbing test results showed that the transition and fresh ores displayed potential for preg-robbing and this is in line with the mineralogical findings conducted during scoping study phase.  All further tests were therefore conducted using the CIL treatment route;

➢
Effect of Grind - It was noted for all ore types that there was an increase in dissolution with finer grinding and an optimum grind of 80% -75 um was chosen which is in line with the selected grind for oxides.  This grind was thereafter used for all subsequent testwork;

➢
Effect of cyanide addition - Transition and fresh (main and north) recoveries increased with increase in cyanide addition from 1.0 to 3.0 kg/t. However the increase in cyanide consumptions and hence costs, erodes the benefits associated with extra recovery. It is thus recommended that cyanide addition rates be maintained at 2 kg/t;

➢
Effect of Time and Oxygen - An increase in dissolution was noted with an increase in leach time (above 24hrs) however 24 hrs was selected as the optimum leach time in order to reduce the number and size of due the leach tanks.

15.3.9	Settling and viscosity
➢
Settling testwork was conducted by Paterson and Cooke on oxides, transition and fresh samples obtained from Twangiza main and north ore bodies.  The detailed report is entitled “July, 2008, Paterson and Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0”;

➢
The main and north oxide mill feed slurries exhibited similar rheological characteristics and was classified as pastes at mass solids concentrations larger than 52% w/w.  Slightly higher yield stress and viscosity values were achieved for the north oxide and it was found that due to the high viscosities, investigation of adding viscosity modifiers to the milling circuit was necessary;

NI43-101 TECHNICAL REPORT

➢	No thickener will be included in the Twangiza design but flocculant addition and thickener sizing information is included in the Paterson and Cooke report should results be required.

15.4	REVIEW OF FEASIBILITY STUDY METALLURGICAL TESTWORK
Following the review of the scoping study and the pre-feasibility metallurgical test results, SENET proposed a test program for the feasibility study whose aims and objectives were:

➢
To characterise the ore body further with respect to its comminution characteristics by performing SAG mill tests to support the flow sheet developed during the pre-feasibility study or develop a new flow sheet for the feasibility study;

➢	To determine the variability of the ore by using the optimum parameters achieved during the scoping and pre-feasibility testwork phases for gold recovery.

The results for the gravity recoverable gold tests (EGRG) and cyanide detoxification that were performed on main and north transition and fresh composite samples during the pre-feasibility testing phase were only available after completion of the pre-feasibility study and will be included as a summary in this section.

15.4.1	Gravity recovery – main and north transition and fresh samples
Knelson Africa was commissioned to perform GRG tests and simulation of the results using KCMOD*Pro model to predict circuit recovery and the result and their findings is contained in four reports noted below.

➢
August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Main Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/05/08;

➢	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project Main Ore Body Hard Ores” Report No. SENET/05.1/08;
➢
August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two North Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/06/08;

➢	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project North Ore Body Hard Ores” Report No. SENET/06.1/08.

NI43-101 TECHNICAL REPORT

The results are summarized in the following table:

TABLE 15.4-1 - PREDICTED PLANT GRG RECOVERIES

ORE TYPE	GRG VALUE (%)	PREDICTED PLANT GRG RECOVERY (%)
MAIN TRANSITION	16.7	11.8
MAIN FRESH	11.6	6.6
NORTH TRANSITION	53.8	41.6
NORTH FRESH	36.1	26.5

The liberation and recovery patterns for the Twangiza main transitions and fresh ores represent a very difficult situation for gravity recovery as the GRG values are low, F80 is course and the free gold that does appear is finely disseminated. This will present a difficult and low-value opportunity for gravity recovery as can be seen by the results above.

Twangiza north transition and fresh samples, liberation and recovery patterns represented a near ideal situation for gravity recovery as the GRG values were high, unlike the main ore body and there was an unusually low proportion of fine GRG that was difficult to recover. A gravity recovery stage was therefore included for the Twangiza process plant.

15.4.2	Cyanide destruction
Bench scale cyanide destruction testing was performed on samples of leach tailings generated from metallurgical testwork. The samples were as follows:

➢	Main Transition;
➢	Main Fresh;
➢	North Transition;
➢	North Fresh.

SGS performed the cyanide destruction tests and the results and findings are contained in two reports listed below.

➢	August 07, 2008, SGS, “Cyanide Destruction Testwork on Twangiza Main Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/15;
➢	August 08, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/18.

Two methods were used on the transition and fresh samples; sodium metabisulphite plus copper, and Caro’s Acid for removing or destroying soluble cyanide forms in the tailings.  A summary of WAD Cyanide removal and reagent consumptions are shown in the table below.

NI43-101 TECHNICAL REPORT

The WAD (Weak Acid Dissociable) cyanide removal efficiency for all samples was very low and this was due to the high WAD CN in the feed to the detoxification.  The WAD cyanide removed ranged from 218 to 594 ppm which is higher than what will be expected in the plant. The cyanide destruction process will be designed to be run on a continuous basis but was performed batch wise at the lab and is less efficient and tend to require more reagents for efficient cyanide removal. The reagent consumptions are therefore exaggerated and should be lower.

TABLE 15.4-2 - ORE CHARACTERISTICS

		MAIN		NORTH
TEST METHOD	UNIT	TRANS.	FRESH	TRANS.	FRESH
SMBS and CuSO4
START WAD CN (FEED TO TAILINGS)	ppm	744	793.6	345	322
END WAD CN (AFTER DETOX)	ppm	150.4	288	72	104
WAD CN REMOVED	ppm	594	506	273	218
WAD CN REMOVAL EFFICIENCY	%	79.78	63.71	79.13	67.7
g (SMBS) : g (WAD CN)	g:g WAD	4.57	5.73	4.62	5.41
g (CuSO4) : g (WAD CN)	g:g WAD	0.11	0.15	0.19	0.25
CARO’S ACID
START WAD CN (FEED TO TAILINGS)	ppm	744	793.6	345	322
END WAD CN (AFTER DETOX)	ppm	240	241.6	104	152
WAD CN REMOVED	ppm	504	552	241	170
WAD CN REMOVAL EFFICIENCY	%	67.74	69.56	69.86	52.8
g (CARO’S ACID) : g (WAD CN)	g:g WAD	57.9	6.2	56.2	74.3
g (CuSO4) : g (WAD CN)	g:g WAD	0.1	-	-	-

15.4.3	Comminution appraisal
Comminution testwork was performed in two phases. The first phase involved performing the tests on individual composites of the transition and fresh ores types, main and north ore bodies.  These results were analysed and the data was provided for the second phase to Orway Mineral Consultants (OMC), one of the renowned grinding circuit design specialists, for interpretation and mill sizing by comparison against their existing database.

Mintek carried out full bench scale comminution tests that included the standard bond work index tests, Advanced Media Competency Tests (AMCT) and JKTech drop weight testing.  A summary of the results is shown in the tables below. The detailed results can be found in the report by Mintek, “December 10, 2008, Mintek, “Twangiza Comminution Test Work Report”, Report No. MPC-584”

NI43-101 TECHNICAL REPORT

TABLE 15.4-3 - SUMMARY OF BOND WORK INDEX TESTS

SAMPLE	BBWi (kWh/t)	BRWi (kWh/t)	BRWi : BBWi	BBWi CLASSIF.
MAIN FRESH	10.53	9.37	0.89	MEDIUM
MAIN TRANSITION	8.61	8.06	0.94	SOFT
NORTH FRESH	13.39	14.1	1.05	MEDIUM
NORTH TRANSITION	6.88	4.05	0.59	SOFT

TABLE 15.4-4 - SUMMARY OF ACMT AND JKTECH DROP WEIGHT TESTS

				JKMRC PARAMETERS
SAMPLE	CBi	UCS	UCS CLASSIFIC.	A	b	Axb	Ta
MAIN FRESH	9.8+1.8	161.29	MEDIUM	88.6	0.68	60.2	0.69
MAIN TRANSITION	9.41+0.99	22.63	SOFT	55.1	2.49	137.2	0.96
NORTH FRESH	9.08+0.78	177.15	MEDIUM	79.4	0.55	43.7	0.15
NORTH TRANSITION	6.54+0.7	10.56	SOFT	65.6	5.22	342.4	3.38

The four ores were characterised into two groups; main fresh and north fresh was of medium hardness and main transition and north transition are soft. The results showed that the ores would not be amenable to fully autogenous milling. The BBWi:BBRi was less than 1.1, indicating that the ore has a tendency to break down into a size that can easily be handled by  a secondary ball mill.

The bond crushability index results showed that all ore types have low crushability indices and are characterised as very soft (values <10kWh/t).

The low UCS values that were recorded for main transition and north transition indicated that they are soft and will fracture easily. Main fresh and north fresh were more competent and were classified as hard ores.

The main parameters from the JKTech testing, A*b, was consistent with the rest of the tests conducted and indicated the fresh rock main and north ores were more competent than the transition ores.

Comminution testwork results were forwarded to Orway Mineral Consultants (OMC) for ore interpretation and modelling that was used for the design of the comminution circuit for Twangiza.

A summary of OMC’s interpretation, findings and recommendations are as follows and detailed information can be found in the report by OMC referenced ”January, 2009, Orway Mineral Consultants (OMC), “Twangiza Gold Project Comminution Circuit Design”, Report  No. 8282”:

NI43-101 TECHNICAL REPORT

➢
The ore interpretation showed that the ore had a low competency and showed lower fracture energies when compared to their database. This meant that Twangiza ore will not provide good lump media for AG and SAG grinding;

➢
A combination of the JK parameters and OMC power modelling demonstrated that the North Fresh ore deposit exhibited the highest SAG and ball mill specific grinding energies and was used as the limiting factor for the design of the circuit;

➢	OMC suggested that a SABC and a SS SAG comminution circuit designs be considered. The power at pinion required for both options is as follows:
➢	SABC (4716 + 5070 kW) – 9786 kW
➢	SS SAG – 9900 kW
➢
Higher throughputs will be expected when treating the oxide and transition material as they are softer.  The maximum throughput will be limited by the total volume flow in the circuit as excessive water will be required to overcome the viscosity issue for the oxide ore;

➢	The throughputs in the SABC circuit selection will be from 505 – 700tph and 505 – 625t/h in the SS SAG circuit;
➢	The SABC mill sizes selected were as follows:
➢	SAG mill – 8.5mØ x 4.45mEGL (Grate discharge, variable speed 6.2MW motor)
➢	Ball mill – 6.1mØ x 9.07mEGL (Over-flow discharge, fixed speed 6.2MW motor)
➢	Mill for the SS SAG circuit was sized at 9.75mØ x 6.38mEGL (Grate discharge, fitted with a 12MW variable speed drive)
➢	The liner and ball consumptions were as follows as shown in the table below:

TABLE 15.4-5 - LINER AND BALL CONSUMPTIONS

ITEM	UNIT	SABC	SS SAG
SAG MILL
BALL CONSUMPTION	kg/t milled	0.389	0.739
LINER CONSUMPTION	kg/t milled	0.077	0.146
BALL MILL
BALL CONSUMPTION	kg/t milled	0.538
LINER CONSUMPTION	kg/t milled	0.071

Recommendations raised by OMC are shown below:

➢	The milling circuit mill sizes should be reviewed once the preferred circuit configuration is selected and expected fed blend defined when the mining schedule is confirmed;
➢	The milling turndown scenarios need to be investigated when softer oxide and transition ores are treated;

NI43-101 TECHNICAL REPORT

➢	Viscosity modifiers should be considered when treating oxide ore to ensure that higher milling densities can be achieved.

15.4.4	Recovery variability testing
The aim of the variability tests was to establish the degree of variability within the ore zones identified with respect to their metallurgical response using the optimum conditions determined during the scoping and pre-feasibility testwork phases as listed below.

➢	Oxides – Grind of 80% -75µm, 24 hr leach time, pH of 10.5 and cyanide addition of 1kg/t;
➢	Transition and Fresh - Grind of 80% -75µm, 24 hr leach time, pH of 10.5 and cyanide addition of 2kg/t.

A summary of the variability results is shown below and the detailed reports containing the results is contained in the following reports:

➢	November 20, 2008, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Oxide”, Report No. Met07/BB27;
➢	February 10, 2009, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Non-Refractory Variability Samples”, Report No. Met07/BB27;

The results obtained during the variability tests showed the Twangiza ore is variable.

15.4.4.1	Oxide variability testwork
Gravity and leach variability testwork was performed during the prefeasibility and results showed that the samples were highly variable obtaining recoveries less than 90% which was originally obtained during the optimisation testwork phase. The lime consumptions were also very high.  This led to SENET requesting more samples (main and north) for repeat variability tests to increase the confidence level of the results obtained. A summary of the results is shown below in the tables.

TABLE 15.4-6- MAIN OXIDE VARIABILITY RESULTS

SAMPLE ID	GRG (g/t)	GRAV MASS PULL (%)	GRAV RECOV (%)	CIL FEED GRADE (g/t)	NaCN CONS. (kg/t)	CaO CONS. (kg/t)	CIL DISSOL. (%)	OVER. GOLD RECOV. (%)
#68	2.15	0.07	2.8	2.14	0.56	4.48	76.5	77.1
#69	5.49	0.04	1.2	5.59	0.65	5.14	86.6	86.8
#70	5.17	0.07	1.2	5.29	0.59	4.91	83.9	84.1
#71	3.46	0.06	3.4	3.54	0.48	4.98	97.1	97.2
#72	2.70	0.05	19.4	2.20	0.65	6.01	87.6	90.0
#73	3.55	0.07	1.8	3.62	0.56	5.58	90.4	90.5
#74	3.08	0.05	4.1	2.99	0.54	2.91	94.8	95.0
#75	2.43	0.06	1.3	2.48	0.68	4.04	93.9	94.0
#76	4.23	0.04	2.6	4.27	0.71	3.74	92.6	92.8
#77	6.70	0.07	3.1	6.46	0.85	5.99	73.5	74.3

NI43-101 TECHNICAL REPORT

TABLE 15.4-7 - NORTH OXIDE VARIABILITY TESTS

SAMPLE ID	GRG (g/t)	GRAV MASS PULL (%)	GRAV RECOV (%)	CIL FEED GRADE (g/t)	NaCN CONS. (kg/t)	CaO CONS. (kg/t)	CIL DISSOL. (%)	OVER. GOLD RECOV. (%)
#78	0.54	0.05	7.0	0.50	0.56	3.11	93.9	94.4
#79	4.56	0.08	28.3	4.26	0.85	5.37	88.8	92.0
#80	3.65	0.08	18.7	3.06	0.48	5.10	84.7	87.6
#81	3.29	0.09	19.3	2.78	0.83	5.88	84.9	87.8
#82	2.26	0.04	42.7	1.35	0.54	4.80	89.7	94.1
#83	1.56	0.05	27.9	1.01	0.48	3.28	57.5	69.3
#84	2.44	0.05	12.2	2.24	0.45	5.80	78.2	80.8
#85	11.66	0.06	25.8	8.76	0.83	6.24	91.5	93.7
#86	2.61	0.09	2.4	2.76	0.65	6.07	82.4	82.8
#87	11.13	0.05	13.9	9.67	0.62	5.44	85.7	87.7

The cyanide consumption decreased from the prefeasibility testwork and the lime consumption varied from 2.91 to 6.01 kg/t which was high but comparable to what was previously obtained.  On average the recoveries were similar to the scoping and optimisation results.  The varying range in the dissolutions demonstrated that this ore is highly variable which could be an indication of the presence of some refractory material in the oxides.  This applied to both the main and north ore bodies.

15.4.4.2	Transition and fresh variability testwork
The testwork was performed on the initial samples (labelled ‘sack’) that were sent and additional samples that were requested to confirm results, recoveries and reagent consumptions. Recovery variability testwork was performed on fourteen main transition and fresh samples.  Only one fresh sample was tested due to sample availability and eight north transition and five north fresh samples underwent leach variability testwork

The results showed that both the main and north ore bodies are highly variable with regards to reagent consumptions and dissolutions. This could be due to the presence of refractory transition and fresh material in the samples that were submitted as was noticed with the oxides.  The results are summarised in the tables below:

NI43-101 TECHNICAL REPORT

TABLE 15.4-8 - MAIN TRANSITIONAL and FRESH VARIABILITY RESULTS

SAMPLE ID	CIL FEED GRADE (g/t)	NaCN CONS. (kg/t)	CaO CONS. (kg/t)	CIL DISSOL. (%)
MAIN TRANSITION SACK 8	6.80	1.56	2.69	89.9
MAIN TRANSITION SACK 9	2.06	0.98	7.46	73.5
MAIN TRANSITION SACK 10	4.32	1.42	7.42	82.2
MAIN TRANSITION SACK 11	4.82	1.56	4.22	64.7
MAIN TRANSITION SACK 12	2.90	1.56	2.86	63.0
MAIN TRANSITION SACK 23	2.47	1.25	3.19	55.7
MAIN TRANSITION SACK 24	1.54	1.27	2.86	77.0
MAIN TRANSITION SACK 25	2.69	1.56	2.52	75.0
MAIN TRANSITION SACK 26	3.14	0.64	2.42	85.0
MAIN TRANSITION SACK 27	1.90	0.72	1.24	95.3
MAIN TRANSITION 56	0.91	0.84	1.55	83.7
MAIN TRANSITION 57	3.08	0.98	1.68	76.6
MAIN TRANSITION 58	3.37	1.13	2.78	68.0
MAIN FRESH 59	0.92	0.69	0.95	69.4

TABLE 15.4-9 - NORTH TRANSITIONAL and FRESH VARIABILITY RESULTS

SAMPLE ID	CIL FEED GRADE (g/t)	NaCN CONS. (kg/t)	CaO CONS. (kg/t)	CIL DISSOL. (%)
NORTH TRANSITIONAL SACK 38	1.51	0.62	1.39	92.1
NORTH TRANSITIONAL SACK 39	3.62	0.71	1.09	79.5
NORTH TRANSITIONAL SACK 40	10.35	0.27	1.19	96.6
NORTH TRANSITIONAL SACK 41	3.56	0.71	0.79	92.1
NORTH TRANSITIONAL SACK 42	0.85	0.71	0.72	98.0
NORTH TRANSITION 60	0.73	0.65	3.11	89.1
NORTH TRANSITION 61	1.29	0.56	1.91	91.0
NORTH TRANSITION 62	2.72	0.68	3.15	81.8
NORTH FRESH 63	1.12	0.61	1.38	78.9
NORTH FRESH 64	1.50	0.67	1.35	78.4
NORTH FRESH 65	2.81	0.78	1.85	86.7
NORTH FRESH 66	1.36	0.58	1.35	79.4
NORTH FRESH 67	2.74	0.72	1.51	92.2

NI43-101 TECHNICAL REPORT

15.4.5	Transition CMS and fresh CMS refractory ore testwork

15.4.5.1	Head analysis transition CMS and fresh CMS refractory ores
Head analyses were completed on the Twangiza Transition CMS and the Fresh CMS composite samples. They were fire assayed for Au and Ag. The average gold content of the Transition CMS was 2.23g/t and 2.65 g/t for the fresh CMS. A portion of the head split was assayed semi-quantitatively using ICP for an additional 21 elements. The two samples were also analysed for total carbon, carbon speciation, total sulphur, sulphur speciation, arsenic and mercury. The multi-elemental analysis indicated that both the transition CMS and fresh CMS samples were high in arsenic (0.46% and 0.93%, respectively). The specific gravity (SG) of the two ore types were 2.82 and 2.99 for the transition and fresh ores respectively. The sulphur speciation assays showed that the fresh CMS ore body is a massive sulphide and the transition CMS is as the name says transition.  The carbon analysis illustrated that there are large amounts of preg-robbing material that have to be removed upfront during flotation prior to the leach.  A pre-float step for graphitic carbon removal was therefore included. Refer to the tables below for the detailed head assay results.

TABLE 15.4-10 - HEAD ASSAY CARBON and SULPHUR SPECIATION

ELEMENT	UNIT	FRESH CMS	TRANSITION CMS
S (t)%		10.20	5.61
S (2-)%		9.57	4.53
S (0)%		<0.5	<0.5
C (t)%		1.82	1.37
CO3%		2.11	0.76
C (org)%		1.40	1.22
C (graph)%		0.09	0.08

NI43-101 TECHNICAL REPORT

TABLE 15.4-11 - FULL ELEMENTAL ANALYSIS

ELEMENT	UNIT	FRESH CMS	TRANSITION CMS
Au	g/t	2.65	2.23
Ag	g/t	<1	<1
Hg	ppm	<3	<3
As	%	0.93	0.46
Al	%	6.20	5.80
Ba	ppm	140	210
Be	ppm	<1	<1
Ca	%	0.76	0.16
Cd	ppm	<10	<10
Co	ppm	32	32
Cu	ppm	<10	<10
Fe	%	10.9	7.9
K	%	0.24	0.32
Li	ppm	<10	<10
Mg	%	0.42	0.14
Mn	%	220	210
Mo	ppm	<10	<10
Na	%	3.9	3.5
Ni	ppm	52	54
P	ppm	310	330
Pb	ppm	33	<30
Sn	ppm	<20	<20
Sr	ppm	15	13
V	ppm	51	60
Y	ppm	13	17
Zn	ppm	16	41
Zr	ppm	100	150
Cr	%	<0.02	<0.02
Si	%	23	25
Ti	%	0.34	0.39
Preliminary flotation testwork was performed on the CMS material during the scoping study. Generally >95% of the gold was recovered with mass pulls ranging from 30% to 50%.  This was followed by the next phase of the testwork which began during the publication of the feasibility study and was not complete, to be included.

Two bulk composites, one being transition CMS and the other fresh CMS, were made up and were crushed to -1.7mm using a large scale laboratory jaw crusher and blended well. These samples were used for the flotation and leach recovery testwork shown below.

The flotation testwork was divided into the following stages:

➢	Scouting tests;
➢	Grind optimisation;
➢	Reagent optimisation;
➢	Rougher rate tests;
➢	Flotation test at optimum conditions;
➢	Bulk concentrates generation for leach testwork.

NI43-101 TECHNICAL REPORT

15.4.5.2	Scouting testwork
Scouting testwork was performed using a generic reagent suite used during the early stage of the testwork, to determine the mass pulls and recoveries that can be obtained to start the optimisation testwork.  The results from the scouting testwork were not in line with what was obtained in the Pre-Feasibility Study as higher recoveries and mass pulls were expected. The Fresh CMS Au recovery was above 90% at a mass pull of 30%.  An Au recovery of 75% was achieved for Transition CMS at a mass pull of 15%. Optimisation testwork followed to maximise recovery.

15.4.5.3	Grind optimisation
The effect of feed grind size to the flotation circuit on metallurgical performance for each of the composites is presented in Figure 18 1 below. Table 18 13 and Table 18 14 show a summary of the detailed results. The optimum grind chosen was 70% -75µm. Grinding finer increased the mass pull but recovery decreased for the fresh CMS.

A slight improvement in recovery was noted for the transition CMS from 70% to 80% -75µm.

FIGURE 15.4-1 - EFFECT OF GRIND ON RECOVERY

NI43-101 TECHNICAL REPORT

TABLE 15.4-12 - GRIND OPTIMISATION RESULTS SUMMARY - FRESH

GRIND -75µm	MASS PULL (%)	Au (g/t)	S (%)	S2- (%)	Au REC. (%)	S REC. (%)	S2- REC. (%)
60%	27.95	10.14	28.00	24.54	89.94	88.94	97.90
70%	32.58	7.53	29.80	22.14	93.34	90.97	89.17
80%	36.93	6.45	32.40	19.00	91.29	91.34	86.88
90%	36.91	6.32	30.23	13.87	91.13	86.04	78.44

TABLE 15.4-13 - GRIND OPTIMISATION RESULTS SUMMARY - TRANSITION

GRIND -75µm	MASS PULL (%)	Au (g/t)	S (%)	S2- (%)	Au REC. (%)	S REC. (%)	S2- REC. (%)
60%	14.15	14.46	30.20	24.90	76.8	74.55	80.41
70%	15.00	14.33	30.39	27.90	77.35	80.85	91.62
80%	16.40	12.29	35.75	24.02	79.02	85.18	87.88
90%	19.93	9.49	22.38	20.95	78.68	84.01	86.27

15.4.5.4	Reagent optimisation
Reagent optimisation testwork was performed on fresh CMS by varying the collector and secondary collector addition and keeping the copper sulphate (activator) the same at 100g/t at natural pH.  It was found that a secondary collector had to be used to maximise the recovery of all sulphides.  The results for the fresh CMS reagent optimisation tests by varying the collector addition are shown in the table below. An increase in the collector addition does increase the mass pull and improves the recovery up to a point.

TABLE 15.4-14 - REAGENT OPTIMISATION AT NATURAL pH

REAGENTS	MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
100g/t PAX and 50g/t Aero407	34.82	88.86	89.45
200g/t PAX and 100g/t Aero407	39.44	90.99	91.64
300g/t PAX and 150g/t Aero407	45.87	93.08	95.86
400g/t PAX and 200g/t Aero407	46.70	93.85	95.59

Tests were performed at acidic pH to determine the effect it will have on the mass pull and recovery when the collector addition was reduced. It was found that the reduction in the collector addition adversely affected the recovery.  An acidic media also did not aid the collector improve the gold and sulphide recovery.

Further reagent optimisation scouting testwork was performed to determine the impact the different collectors would have on mass pull and recovery.  The best results showed that PAX will have to be used with a secondary collector, Aero 3302.

NI43-101 TECHNICAL REPORT

TABLE 15.4-15 - REAGENT OPTIMISATION AT ACIDIC pH

REAGENTS	MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
200g/t PAX and 100g/t Aero407	33.12	92.24	92.58
100g/t PAX and 50g/t Aero407	36.59	90.51	91.98
50g/t PAX and 25g/t Aero407	32.37	86.30	89.84

TABLE 15.4-16 - REAGENT OPTIMIZATION BY VARYING COLLECTOR TYPE

REAGENTS	MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
200g/t PAX and 100g/t Aero 3418A	36.16	91.33	91.79
200g/t PAX and 100g/t Senkol 295	37.49	93.6	92.83
200g/t PAX and 100g/t Aero 3302	38.39	95.00	92.38
200g/t Aero 3418A only	34.94	92.94	90.63
200g/t PAX and 100g/t Aero 407	41.59	92.75	91.83

15.4.5.5	Rougher rate tests
The rougher rate test was performed using the optimum reagent suite on the fresh and transition CMS and it was found that most of the gold was recovered in the first 26 minutes. A total gold recovery of 93% was obtained for fresh and was in line with the recoveries obtained previously. A poor recovery of 82% was achieved for transition and will be reviewed at a later stage by performing mineralogical investigations of the feed and tailings. It was however noted that the flotation test on the transition CMS was a success with respect to the sulphide recovery as a recovery of 93% was attained.  A summary of the results is presented in the tables below:

TABLE 15.4-17 - ROUGHER RATE TESTS - FRESH

ITEM	TIME (min)	MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
SULPHIDE CONCENTRATE 1	26	35.6	88.34	85.77
SULPHIDE CONCENTRATE 2	6	2.95	3.56	6.38
SULPHIDE CONCENTRATE 3	8	1.51	0.61	1.53
SULPHIDE CONCENTRATE 4	10	0.97	0.37	0.69
CUMULATIVE/TOTAL	50	41.03	92.88	94.37

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TABLE 15.4-18 - ROUGHER RATE TESTS - TRANSITIONAL

ITEM	TIME (min)	MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
SULPHIDE CONCENTRATE 1	26	17.58	79.49	89.24
SULPHIDE CONCENTRATE 2	6	1.75	1.37	1.92
SULPHIDE CONCENTRATE 3	8	1.98	0.87	1.02
SULPHIDE CONCENTRATE 4	10	1.65	0.66	0.64
CUMULATIVE/TOTAL	50	22.96	82.39	92.82

15.4.5.6	Bulk concentrate generation
A bulk concentrate was generated using the optimum conditions obtained from all the flotation tests performed to date for use during the leach optimisation testwork. A summary of the results is shown below.

TABLE 15.4-19 - BULK CONCENTRATION RESULTS

MASS PULL (%)	Au RECOVERY (%)	S2- RECOVERY (%)
56	95	98

15.4.5.7	Leach recovery testwork
The recovery means under this investigation involved a process called LEACHOX, which is a proprietary process (owned by Maelgwyn) used to treat refractory and semi-refractory gold ores. LEACHOX involves treating the fine milled flotation concentrate with oxygen in Aachen reactors (proprietary equipment) to effect partial breakdown of sulphides, which in turn will liberate gold locked up in sulphides. Existing Twangiza transition and fresh refractory ROM samples were composited and underwent scouting tests with Aachen and without during December 2008 and the results showed very poor gold recoveries. The table below shows that Aachen does improve the recoveries very slightly.

TABLE 15.4-20 - ROM AACHEN TESTWORK (DECEMBER 2008)

ORE	WITH AACHEN C (t=0)	NO AACHEN (t=0)
FRESH CMS	12	6
TRANSITION CMS	19	14

The next stage of the testwork was to produce a flotation concentrate and fine grind to different sizes followed by leach tests performed with Aachen and without Aachen at excess leach conditions.  The results presented in the tables below showed that gold recovery does increase with an increase in grind and that the ‘as is’ results and the Aachen results were similar. But further tests were to continue as the accountabilities were very poor. It was also noted that preg-robbers are present and has to be considered when designing the leach circuit.

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TABLE 15.4-21 - TRANSITION CMS SCOPING AACHEN TEST RESULTS (DECEMBER 2008)

	Au RECOVERY (%)		ACCOUNTABILITY (%)
GRIND (d90)	AS IS	AACHEN	AS IS	AACHEN
51.1 µm	68.8	63	61	48
35.1 µm	72.9	66.7	58	61
24.6 µm	70.2	66.1	62	55
11.1 µm	74.1	75.9	148	120
8.5 µm	80.5	78.4	90	87
8.5 µm	78.4	72.6	69	75

TABLE 15.4-22 - FRESH CMS SCOPING AACHEN TEST RESULTS (DECEMBER 2008)

	Au RECOVERY (%)		ACCOUNTABILITY (%)
GRIND (d90)	AS IS	AACHEN	AS IS	AACHEN
62.2 µm	62.7	63.7	79	58
40.7 µm	68	62.4	94	76
28.6 µm	47.9	70.9	136	97
13.3 µm	75.6	73.8	107	104
11.02 µm	80.8	71	134	150
4.9 µm	79.1	73.7	125	100

Insufficient refractory samples were available for further testwork so additional transition CMS and Fresh CMS refractory samples were requested and underwent sample preparation and flotation as discussed above. The ROM ore was initially leached with and without Aachen as a base case, see below. The results show that Aachen does improve the results by a very small margin and the next step was to produce a sulphide concentrate that had to be fine milled.  The tests were performed with and without Aachen and on the pure sulphide concentrate and the blended sulphide concentrate (contains some carbon), refer to table below. The recovery for the pure sulphide concentrate was the same with and without Aachen but was a lot higher for the blended concentrate with Aachen. This testwork was performed to determine what the effect of carbon would have on the recovery of gold.

NI43-101 TECHNICAL REPORT

TABLE 15.4-23 - ROM AACHEN TESTWORK (APRIL 2008)

ORE	WITH AACHEN C (t=0)	NO AACHEN (t=0)
FRESH CMS	42%	38%
TRANSITION CMS	41%	46%

TABLE 15.4-24 - FRESH SULPHIDE CONCENTRATE

	Au RECOVERY (%)
SAMPLE	NO AACHEN	WITH AACHEN
PURE SULPHIDE CONCENTRATE	60.4	60.4
BLENDED SULPHIDE CONCENTRATE	59.6	74.6

The reagent consumptions were noted for this test run and were high for both the lime and cyanide due to the high reagent addition. Additional tests were scheduled to optimise reagent consumptions.

During the performance of all the leach tests it was found that the gold accountability was very poor and it was decided that no further tests will be performed on the transition until the problem is corrected on the fresh CMS.

A sulphide concentrate was generated and the simulated Aachen test was repeated using the different conditions and was assayed at Performance Labs.  The recovery obtained was 83.3% and 83.1% at accountabilities of 80% and 89%, respectively. Solid and solution tails and carbon samples from this test were sent to SGS for analysis and the recoveries calculated to 84.8%. That ruled out it being an analytical problem. It was later deduced that during the Aachen simulation oxidation test phase, thiosulphate leaching occurs and gold is leached into solution. The solution is filtered after the Aachen run and discarded. When the recoveries were readjusted taking into account the thiosulphate leaching a recovery of 88.3% was achieved. This was taken into account when running the next test and a recovery of 89.9% was obtained at an accountability of 91%. These tests were performed prior to the optimisation test run to ensure no entrained carbon will affect the leach recoveries. The detailed results are shown below.

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TABLE 15.4-25 - AACHEN SIMULATION TEST PRIOR TO OPTIMISATION

LEACH CONDITIONS	UNIT	NO CARBON	CARBON 0h	CARBON 2h	DIESL- CARBON
SOLID TAIL	g/t	0.76	0.72	0.74	0.60
SOLUTION	g/t	0.002	0.001	0.001	0.006
CARBON	g/t	135	153	164	156
ASSAYED HEAD	g/t	8.00	8.00	8.00	8.00
CALCULATED HEAD	g/t	6.16	6.84	7.30	6.85
% ACCOUNTABILITY	%	77.04	85.52	91.27	85.62
% RECOVERY (ASSAYED HEAD)%		90.5	91.0	90.8	92.5
% RECOVERY (CALCULATED HEAD)%		87.7	89.5	89.9	91.2

15.4.5.8	Sample selection
Sample selection was carried out by Banro, who selected and provided samples as per various SENET requests.

15.5	REVIEW OF COMMINUTION CIRCUIT PARAMETERS TO PROCESS 1.7MTPA

15.5.1	Background
SENET requested Orway Mineral Consultants (OMC) to undertake a comminution equipment evaluation for the Twangiza Gold Project.

The circuit configuration for processing of 1.3 MTPA Oxide ore using a tertiary crushed feed followed by two stage ball milling had been reviewed previously. The use of a scrubber to remove the clay from the primary crushed product prior to the secondary crusher had been included.

The following equipment has been selected by the client:

➢	Scrubber - 3.0 m Ø x 8.0 m EGL, 300 kW,
➢	Secondary cone crusher – Kawasaki KM2513G, 185kW,
➢	Tertiary cone crusher – Kawasaki KM1213G, 185kW,
➢	Ball mill 1 - 3.81 m x 5.03 m EGL, 1,300 kW,
➢	Ball mill 2 - 3.23 m x 3.04 m EGL, 550 kW.

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15.5.2	Summary of investigation by OMC Mineral Consultants
The design is based on the North oxide ore characteristics (BWi = 4.3 kWh/t). The North Transition ore is 60% more competent (BWi = 6.88 kWh/t) and throughput will be severely affected by this material. Modelling showed that the circuit is very sensitive to ore characteristics and that this should be managed actively during operation. The maximum power achievable with the selected scrubber is 1.09 kWh/t at a 275 t/h feed rate. This is expected to be sufficient for most ores, but no testwork is available to verify this. If this is insufficient, clay balls will report to the crushing section causing packing in the crushers and blinding of the screen decks. This could potentially be a constraint in the expansion of the circuit to 1.7MTPA. Feed PSDs have been sourced from the OMC database for modelling, but there is no indication what the expected feed distribution to the plant would be;

The selected crushers are volumetrically constrained at the increased throughput and will be very sensitive to feed size distribution. Active management of the CSS of the crushers and the closing screen panels may be required. Accurate measurement (including provision for calibration) of the -2mm feed to the mill sump will be required for process control purposes. The mills are capable of treating the expansion throughput at the selected design ore characteristics and still maintain typical design margins. Full details of the review can be found in the report no. 8623.30 Rev 1 titled Twangiza Gold Project – 1.7MTPA Throughput Option – Oxide Only by Orway Mineral Consultants.

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15.6	PROCESS PLANT SUMMARY
The proposed Twangiza Process Plant design is based on a well known and established Gravity/Leach and CIL technology, which consists of three-stage crushing, ball milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, elution and gold smelting and tailings disposal. Services to the process plant will include reagents make-up, storage and distribution, water and air services. The plant will treat 1.7 million tonnes per annum of oxide ore. Soft rock has been identified to potentially cause material handling problems when processed through a three-stage crushing circuit due to the high clay, fines and moistu0re contents. A scrubbing facility has therefore been included downstream of the mineral sizer. The scrubber discharge slurry will be passed over a double deck screen. The top deck oversize will be routed to secondary and tertiary crushing before it is conveyed into the mill feed bin. The bottom deck oversize will be sent directly into the mill feed bin and the bottom deck undersize slurry will be pumped to the mill discharge sump. Milling will consist of primary and secondary ball mills. The primary ball mill will receive fresh feed (-10 mm) from the mill feed bin and its product will overflow into a sump, from where it will be pumped to the cyclone cluster. The cyclone underflow will be split and gravitated into both primary and secondary ball mills. The secondary ball mill will also discharge into the same mill discharge sump. A portion of the cyclone underflow will gravitate to the gravity circuit for recovery of gravity gold. The concentrate generated from the gravity circuit will be subjected to intensive cyanidation, and the resultant electrolyte will be sent to electrowinning for gold recovery. The cyclone overflow will gravitate to the CIL circuit via a trash linear screen. In the CIL circuit gold will dissolve and adsorb onto the activated carbon. The resultant tailings slurry will be subjected to a cyanide destruction circuit prior to gravitating to the tailings disposal and storage facilities. Loaded carbon from the CIL circuit will be washed with a 3% hydrochloric acid solution to remove any substances that might foul the carbon. Loaded carbon will then be hydraulically transferred to the elution circuit where gold will be desorbed from the carbon. After elution carbon will be re-activated in a kiln. The resultant eluate will be transferred to electrowinning where gold will be deposited onto steel wool cathodes as sludge. The sludge will be periodically washed off the cathodes and filtered. The filtered gold sludge will be smelted to produce gold bullion that will be ready for dispatch.

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16.	MINERAL RESOURCE ESTIMATES

16.1	MINERAL RESOURCE ESTIMATE
A Mineral Resource estimate has been produced and classified using guidelines approved by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and set out in National Instrument 43-101. The Mineral Resource estimate has been managed by SRK (UK)’s Martin Pittuck who is a qualified person, within the meaning of National Instrument 43-101, assisted by SRK (UK)’s Benjamin Parsons who too is a qualified person and a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr Parsons has over 8 years of experience in estimation of gold deposits. Mr. Pittuck is a graduate with a Master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and has practiced his profession continuously since that time.

16.1.1	Approach
The adit, drill hole and trench data were transformed and validated in the Datamine software (Datamine), which was then used for the Mineral Resource modelling. The statistics and geostatistics have been completed in Isatis and then the parameters utilised in Datamine to complete the grade estimation for compilation of the final model.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent a deposit as a series of 3-D blocks to which grade attributes, and other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow block splitting such that complex deposit outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

The adit, drill hole and trench data were plotted on level plans and vertical sections by Banro geologists. The interpreted sections have been supplied to SRK (UK) for support in the creation of geological and mineralised wireframes. The lithological interpretation and mineralised zones were then outlined on flitch plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3D picture of the geology and mineralisation. To ensure the continuity of the mineralised intersections the drilling database has been imported into Leapfrog mining software (Leapfrog) and analysed. The Leapfrog software allows the user to create 3D interpretations based on given criteria. Boundaries have been created on 0.3 g/t and 0.5 g/t Au and used as a guideline during the creation of vertical sectional interpretations. The mineralised outlines were largely based on a geological cut-off of 0.3 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans.  This process was repeatedly verified until a robust three-dimensional model of the mineralised zones had been created.

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While the model was extended beyond the available information, the distinction between ‘Measured’ and ‘Indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drill hole, trench, or adit within areas showing geological and grade continuity. In addition, areas where the interpretation is based on limited data were classed as ‘Inferred’.

All the assays within the mineralised zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades per zone. Histograms were generated from these to determine an appropriate top cut, and semi-variograms were calculated for the different mineralised zones using the composite values.

A block model of the various zones was then created within the mineralised solids, along with a triangulated surface of the topography and weathering/hardness boundaries. The blocks were assigned grades using ordinary kriging for the near-surface closed spaced adit, trench and drill hole data, with the resultant estimates classified according to the level of confidence in the raw data and the estimate.

16.1.2	Density determinations

16.1.2.1	Data collection and analysis
The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource estimate. In doing so, a more accurate representation of the resource could be calculated. A total of 165 samples were selected by CME during their investigation.

Banro has undertaken more density determinations from drill core which focused initially on the transition material and was later expanded to the oxide and un-weathered fresh rock (sulphide) material. A total of 2,031 relative density determinations were undertaken by Banro.

Banro's density determinations were undertaken at the following intervals in all drill holes:

➢	Every 2 meters outside mineralized zones;
➢	Every 1 meter within mineralized zones.

The following method was employed:

➢
The geologist selects samples and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the meter mark is selected;

➢	The depth of each sample and rock type is recorded by the geologist;
➢	The weight of the sample is recorded (Weight 1);

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➢
The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous;

➢	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:
(Weight 1 – Weight 3) x 100

Weight 1

➢	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4). The Relative Density = Mass/Volume, i.e. RD = Weight 3/(Weight 3 – Weight 4);
➢
If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%;

➢	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the densities and moisture contents of the samples.

Before commencing density measurements at Twangiza, test-work was done to determine the optimum temperature and resident time for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

Five saprolite samples were taken at various depths each weighing between 250 - 500g. These samples were initially weighed and dried in an oven at 60°C for a “residence” time of 30 minutes and re-weighed. The process was repeated with incremental temperatures of 10°C to a maximum of 150°C. A graph of weight versus temperature was plotted for each sample and a “safe temperature” of 105°C was determined.

To determine the “residence time” for drying at this temperature of 105°C, five saprolite samples were taken at various depths and weighed. Another five samples were soaked in water for 3 minutes and also weighed (this was done to cater for wet samples). All ten samples were dried in an oven at the determined “safe temperature” of 105°C over a “residence time” of 20 minutes and re-weighed. This process was repeated with incremental residence time of 20 minutes to a total of 3 hours. A graph of sample weight versus time was plotted and an average “residence time” of 120 minutes was determined.

All density measurements were done in accordance with Banro’s procedure using the above determined “safe temperature” and “residence time”. The table below represents the average density results calculated by Banro of the composite samples for the various rock types.

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TABLE 16.1-1 - RELATIVE DENSITY DETERMINATION FOR ALL ROCK TYPES

MATL. TYPE	CARBON. MUDSTONE	FELDSPAR PORPHYRY	MAFIC FELDSPAR PORPHYRY	MUDSTONE	SILTSTONE	SUPHIDE VEIN
UPPER OXIDE	2.02	2.08	-	1.86	2.03	-
LOWER OXIDE	2.15	2.12	2.33	1.94	2.03	-
TRANSITION	2.60	2.78	2.72	2.57	2.70	4.33
SULPHIDE	2.70	2.82	2.82	2.79	2.76	4.42

The density database has also been statistically assessed (see table above) based on oxide, transition and sulphide material. The tight clustering of the data about the calculated means and the low standard deviations characterized the dataset. The mean density of the various materials was rounded (see table below) and applied to the ore blocks for tonnage estimation. The increased amount of high quality relative density determinations undertaken by Banro on the core samples of the various lithological units in Twangiza raised Banro’s confidence of relative density used in the block model estimates.

TABLE 16.1-2 - SUMMARY OF DENSITY DETERMINATIONS FOR ALL LITHOLOGIES

LITHOLOGY	NO OF SAMPLES	MINIMUM DENSITY	MAXIMUM DENSITY	AVERAGE DENSITY	STANDARD DEVIATION	DENSITY IN MODEL
UPPER OXIDE	42	1.04	2.57	1.94	0.31	1.90
LOWER OXIDE	71	1.61	2.73	2.06	0.26	2.00
TRANSITION	1,363	1.47	4.91	2.69	0.31	2.70
SULPHIDE	555	2.38	4.90	2.78	0.28	2.78

16.1.2.2	SRK (UK) analysis
SRK (UK) reviewed the processed used during the collection of the density measurements on the drill hole core and agreed the procedures used were valid for the determination of mean densities during the PFS. SRK (UK) has completed an independent analysis of the mean densities of the different rock types and has introduced a second variable in terms of hardness into the equation.

In the construction of the geological model transitional material represents all material that lies between the base of the oxide and the top of the fresh rock. SRK (UK) has reviewed the logging procedures and noted that based on the current characteristics it is possible to get portions of the transitional material that are significantly harder than the weathered material below the base of oxide, which will in turn have an impact on the density and mining. Rock hardness has been estimated as part of the current geotechnical logging from over 165 drill holes in which hardness values for samples were recorded in MPa.

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SRK (UK) reviewed the data to establish the mean hardness per oxidation zone, lithology and weathering state. The results from the investigation showed the majority of material within the oxide is relatively soft. The results from the fresh rock samples typically measure over 150 MPa for all rock types with the exception of a few relatively soft samples within highly weathered zones.

The major variations in terms of the rock hardness and rock properties occur as expected within a single transitional zone. The investigation indicates that material can vary from completely weathered soft material to un-weathered fresh rock. It is SRK (UK)’s view that the application of a mean density within the transitional zone is therefore not applicable as it could cause poor estimates of tonnage within the transitional zone.

SRK (UK) has therefore created a hardness surface to model the change from soft to hard material. The surface has been created in Datamine based on the drill hole samples by digitising a surface using information from the hardness codes in the database. The measurement of hardness, within MPa values, has not been completed for all drilling in the database and has only been recorded during the 2007 / 2008 campaign. Therefore no hardness codes existed in the database prior to TDD078.

The drilling prior to TDD078 had some basic geotechnical logging but used a different logging system. To substitute the missing information for the purpose of creating the hardness surface SRK (UK) has established the relationship between the weathering codes used in the old and new systems. Based on the weathering codes and the lithologies estimated hardness’s have been assigned to old samples. The resultant database has been used to create a hardness plane within Datamine Software which lies at various levels within the transitional zone and is typically lower in the porphyry than in the sediments.

The final densities used in the resource model have been determined by zoning the samples with density measurements into the different rock types, oxidation state and appropriate hardness’s assigned to each zone within Datamine Software, using the various selection tools available. The zoned samples have been exported from Datamine and summary statistics calculated and the average densities assigned. The final densities used in the updated 3-D Resource models are summarised in the table below.

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TABLE 16.1-3 - SUMMARY OF SRK (UK) RELATIVE DENSITY VALUES

	DENSITY (g/cm3)			HARDNESS (MPa)
MATERIAL TYPE	PORPHYRY	SEDIMENT	WASTE	PORPHYRY	SEDIMENT	WASTE
UPPER OXIDE	1.80	2.1	2.00	15	15	15
LOWER OXIDE	2.15	2.05	2.15	35	35	35
TRANSIT. (SOFT)	2.35	2.40	2.35	60	60	60
TRANSIT. (HARD)	2.75	2.65	2.75	175	175	175
SULPHIDE	2.85	2.70	2.85	210	210	210

16.1.3	Descriptive statistics of assay data
As previous indicated there have been numerous sampling programmes at the Twangiza property. Summary statistics have been calculated for the different sampling phases and have been compiled in the table below. The results of the analysis were compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes.

TABLE 16.1-4 - SUMMARY OF RAW STATISTICS PER SAMPLING PHASE

DESCRIPTION	NO	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	VAR.	CoV
RECENT (PHASE FS INFILL) DD HOLES	21,148	0.01	58.4	0.78	4.93	2.86
RECENT (PHASE 3 PFS) DD HOLES	24,534	0.01	121.00	0.36	3.75	5.44
FOLLOW-UP DRILL HOLE SAMPLES	25,677	0.01	280.00	0.70	7.74	3.95
1997/98 DRILLING SAMPLES	8,884	0.01	310.28	0.95	16.79	4.31
ALL TRENCH	4,660	0.01	93.80	2.61	15.15	1.49
1997/98 ADIT SAMPLES	1,610	0.01	52.44	3.06	18.95	1.42
HISTORICAL ADIT SAMPLES	13,328	0.01	157.70	3.56	25.61	1.42

The mean values of the data presented in the table above indicate that the trench and adit samples have significantly higher mean grades, which is due to the fact that they are preferentially located in the oxide material. The drill hole data which tends to have been lower mean grades have been drilled into all four material types (upper oxide, lower oxide, transition and sulphide) but preferentially into the transition and sulphide material and include both ore and waste sampling. More recent drilling has a lower average grade owing to targeting the narrower and deeper intersections in Twangiza North thus incurring a greater proportion of waste samples.

NI43-101 TECHNICAL REPORT

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix IV  of the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralised population and a low-grade population. In general the data sets are log normally distributed with positive skewness. The results indicate there is a natural break in the assay value trend that relates to the cut-off grade of 0.3 g/t Au.

16.1.4	Geological interpretation and lode identification

16.1.4.1	Geological wireframes
Research into the metal recoveries has indicated that the metal recovery from different rock units is highly variable, especially within the transitional zone. The current metallurgical testwork suggest good recoveries can be achieved from the porphyry material when compared to the low recoveries in the sediment material. Due to the differences it is SRK (UK)’s view that confidence in the lithological model has a major influence on the Twangiza Resource.

To create the geological model the primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralisation interpretation. The geological aspects considered during interpretation were lithological and structural with respect to anti-formal axis and some offset faulting. SRK (UK) has reviewed the geological data and concluded that the following geological factors will have a significant impact on the Mineral Resource and therefore must be included in the 3D block model:
➢	Separation of the rock-codes into porphyry and sediment rock types;
➢	Construction and extension of fault planes which impact on the mineralization cutting the deposit;
➢	Creation of oxidation surfaces to include upper oxide, lower oxide, hardness and top of fresh rock;
➢
Evidence of a synclinal structure to the east of the pit wall between X 693,525 – 693,700 and Y 682,800 – 683,000, which due to its proximity to the potential final pit limits which will influence the geotechnical issues.

A number of the surfaces have previously been interpreted by SRK (UK) during the creation of PFS Resource Model. Due to the increased geological information from the current infill drilling campaign SRK (UK) has undertaken an exercise of updating all the geological wireframes. Re-interpretation of the oxidation boundaries has been required due to changes in the definitions used by SRK (UK) for the coding in the boreholes of these boundaries. The oxidation and hardness surfaces have been created using single planes, while the porphyry zones have been modelled as 3D solids.

NI43-101 TECHNICAL REPORT

To create the individual surfaces drill hole information has been loaded into Datamine and legends created for each parameter. To ensure consistency with the previous estimates the old wireframes have been used as a basis for the current interpretation. Sectional interpretation has been completed per drilling line (section). The average distance between section lines is in the order of 40 – 50 m within the main drilling and extends to approximately 150 m at the edge of the deposits. To ensure blocks are assigned the correct oxidation state for mine optimisation calculations interpretations have been extended to the east and west beyond the current drilling information based on interpretations. No drilling information exists at these outer edges and once the final pit has been designed it is recommended that the geotechnical properties of the rocks are reviewed to ensure sufficient information is available and drilling coverage is sufficient.

FIGURE 16.1-1 - CROSS-SECTION SHOWING DIGITISED INTERPRETATION OF OXIDE CONTACTS and LITHOLOGY

To create the 3D solid of the rock-types the decision has been taken to digitise the porphyry material and assume all other material to be sediments in a simplified geological model. Geological section supplied by Banro in the form of flitch plans have been utilised in combination with scanned cross-sections. Sectional interpretation has been completed at an average of 40 – 50m between sections within the main drilling, and extends to approximately 150m at the edge of the deposits. Porphyry units have been modelled individually and then later combined into a single file.

NI43-101 TECHNICAL REPORT

The location of the hinge of the anticline is based on previous interpretations supplied by Banro geologists. The hinge zone plunges to the south and the porphyry material has been modelled accordingly. As the interpretation progresses northwards through the deposit the hinge zone daylights above the current topography. At this point the interpretation has been changed from a single unit to east and west limbs of the anticline. In general, the anticline becomes tighter with depth in the sequence.

The location of North East – South West trending faults and East – West trending faults in the northern portion of the Twangiza Main deposit plays an important role in the structure of the anticline. Interpretation of the faults has been supplied by Banro and extended to intersect the main geological model by SRK (UK). Due to insufficient information beyond these faults the porphyry wireframes have been either terminated or offset based on the drilling information. In the Twangiza North portion of the deposit only the western limb has been wireframed at present. The final wireframes have been sent to Banro geologists for validation.

FIGURE 16.1-2 - SCREENSHOT WITH 3D PLAN OF PORPHYRY WIREFRAME - BOREHOLES and POTENTIAL PIT SURFACE

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It is SRK (UK)’s view that the porphyry wireframe has a major impact on the mineralisation model and therefore additional attention to the 3D interpretation is required by Banro geologists to ensure an accurate interpretation is used in the future model updates as it can impact on both the mineralisation model and the metal recoveries used in the pit optimisation exercises. SRK (UK) has imported bedding measurements into the database in an attempt to improve the interpretation of the dips within the porphyry units. SRK (UK) has found that where information is available it has proven useful but only a limited dataset is present and therefore Banro should review this database and revisit the core in areas of concern. One area of concern is that the syncline to the east of the current anticline has not been interpreted as there is currently insufficient drilling; this could have an impact on the slope design.

FIGURE 16.1-3 - SCREENSHOT WITH 3D CROSS-SECTION OF PORPHYRY WIREFRAME - BOREHOLES and FEASIBILITY DESIGN PIT SURFACE

16.1.4.2	Mineralisation wireframe
The mineralised domain perimeters were defined in the light of the available geological knowledge and statistically using 0.3 g/t Au sample cut-off mineralisation outlines. The plan interpretations (created by Banro) were initially used to colour code the different mineralised lodes. These lodes have been used as a basis for the construction of cross-sections based on a spacing of 40 – 50 m between sections within the main drilling, and extending to approximately 150 m at the edge of the deposits.  Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge, a feature which is reflected in the classification of resource.

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To ensure continuity in the mineralised interpretation Leapfrog has been utilised to indentify consistent mineralised lenses and to assess the continuity of grade. The software has been run using an indicator of material above 0.3 g/t Au and 0.5 g/t Au. To complete the exercise the sample points have been exported from Datamine and imported as sample points into the Leapfrog. An indicator has been assigned to material with gold values greater than 0.3 g/t Au or 0.5 g/t Au, using a simple 1 or 0 indicator. Semi-variograms and search ellipses have been generated which are rotated into the general dip and strike of the deposit. Different anisotropies were tested until the most continuous shape was created. The leapfrog wireframe created agrees with the historic interpretations of the mineralised zone and therefore has been used by SRK (UK) as a guideline during the construction of the mineralised strings per vertical drilling section. This technique provides SRK (UK) with increased confidence in the potential ore / waste contacts between drill holes and in areas of relatively low sampling density.

FIGURE 16.1-4 - SCREENSHOT DISPLAYING 3D LEAPFROG INTERPRETATION OF THE TWANGIZA OREBODY

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The subdivision of deposit into zones is based on observed consistency of mineralisation. Two different styles of mineralisation are present with the Twangiza deposit and can be summarised using the following characteristics:
➢
Twangiza Main style mineralization – Wider zone (up to 300 m wide in places), width increases towards surface within the transitional and oxide zones. At depth the mineralization zones tend to be narrower and contain zones of low grade material (i.e. less than 0.5 g/t Au);

➢	Twangiza North style mineralization – Thinner zones (10 – 30 m wide), mainly only found with the porphyry units and have a sharp contact between ore and waste material.

The mineralisation contact tends to be distinct at Twangiza North rather than transitional and therefore a hard boundary has been interpreted based on an economic cut-off of 0.4 g/t Au. In the upper portions of the Twangiza Main zone the contacts are more difficult to define and the mineralisation appears to be wider. A statistical analysis of the alteration pattern associated with the mineralisation and general visual appraisal suggests a natural cut-off at 0.3 to 0.5 g/t Au.

The Twangiza North style of mineralisation is a series of thinner zones. The main characteristics of the Twangiza North style ore bodies are the strong relationship between the mineralised material and the lithology. The close relationship again stresses the requirement for an accurate geological model as changes in the geology could cause changes in the mineralisation model. The Twangiza North style mineralisation begins to the north of a faulted zone (northing 682800 N), beyond which mineralisation is limited to the porphyry. The figure above shows the current interpretation of the geometry and situation of each of the mineralised domains.

The mineralised domains have been assigned a numeric code. Attempts have been made to follow the strike trends of the major zones and to limit the number of mineralised zones (lodes). The main mineralisation zone has been defined as domain 2. The domains are stored in the model under the field KZONE which has been summarised in the table below.

TABLE 16.1-5 - SUMMARY OF KRIGING ZONES USED IN THE LATEST BLOCK MODEL

KZONE	DESCRIPTION
KZONE 1	UPPER OXIDE (CAP)
KZONE 2	MAIN MINERALISATION ZONE
KZONE 3 - 6	SECONDARY MINERALISED ZONS

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FIGURE 16.1-5 - TYPICAL PLAN OF MINERALISED WIREFRAMES SHOWING BOREHOLES, GEOLOGY and FAULT INTERSECTIONS

693000
693500
694000
683500
683000
682500
FAULTS
Mineralised
Zone
Wireframes
Porphyry
Wireframe
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.7]
[0.7,1]
[1,1.5]
[1.5,2.5]
[2.5,5]
[5,CEILING]
200 m

16.1.5	Geological block model
To improve the geometric representation of the geological model a smaller prototype using a 10 x 10 x 5 m parent block has been created with sub-blocking allowed along the boundaries to a minimum of 2.5 m along strike and 1 m across strike, and in the vertical direction. Further sub-blocking has been allowed at surface to accurately estimate the tonnage. Due to requirements for the pit optimisation model a single prototype has also been created to cover the entire area. The single prototype increased the processing time for block manipulations but provided a single model which has proved useful for other aspects of the project and mine design.

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TABLE 16.1-6 - DETAILS OF BLOCK MODEL DIMENSIONS FOR GEOLOGICAL MODEL

BLOCK EDGE	ORIGIN	BLOCK SIZE	NO OF BLOCKS
MIN X	692,000	10	250
MIN Y	681,500	10	450
MIN Z	1,500	5	220

Using the wireframe created and described previously, a series of codes have been developed to describe each of the major geological properties of the rock types. Using these properties it has been possible to combine the data to produce a series of rock codes for the pit optimisation exercise. The following tables summarise additional fields created within the geological model and the codes used:

TABLE 16.1-7 - SUMMARY OF FIELDS USED FOR FLAGGING DIFFERENT GEOLOGICAL PROPERTIES

FIELD NAME	CODE	DESCRIPTION
LITH1	100	PORPHYRY
	101	SEDIMENT
OXTRAN	1	UPPER OXIDE
	2	LOWER OXIDE
	3	TRANSITIONAL
	4	FRESH ROCK
SRKZONE	1	TWANGIZA MAIN
	2	TWANGIZA NORTH
HARD	1	SOFT
	2	HARD
HARDNESS	VARIABLE (MPa)	AS DESCRIBED IN 16.1.2.2

The codes used in the final geological mode have been stored in numeric format based on a combination of the different codes shown in the tables that follow under the new field “ROCK”. The hardness is currently not incorporated into the model code to reduce the number of rock types used which currently is 64 different rock codes, which includes non classified material. The deposit has been split into two components based on a northing of 682,800 N, which approximately marks the change from Twangiza Main type mineralisation to Twangiza North mineralisation. For each numeric code a four / five digit alphanumeric has also been assigned which can be used as an alternative to describe the different rock types.

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TABLE 16.1-8 - SUMMARY OF FINAL ROCK CODES USED IN THE 3D MODEL EXPORTED FOR FS PIT OPTIMISATION: TWANGIZA MAIN

	MEASURED		INDICATED		INFERRED
	PORPHYRY	SEDIMENT	PORPHYRY	SEDIMENT	PORPHYRY	SEDIMENT
OXIDE 1	1001	1011	1002	1012	1003	1013
	MMPO1	MMSO1	MDPO1	MDSO1	MFPO1	MFSO1
OXIDE	1021	1031	1022	1032	1023	1033
	MMPO	MMSO	MDPO	MDSO	MFPO	MFSO
TRANSITION	1041	1051	1042	1052	1043	1053
	MMPT	MMST	MDPT	MDST	MFPT	MFST
SULPHIDE	1061	1071	1062	1072	1063	1073
	MMPS	MMSS	MDPS	MDSS	MFPS	MFSS

TABLE 16.1-9 - SUMMARY OF FINAL ROCK CODES USED IN THE 3D MODEL EXPORTED FOR FS PIT OPTIMISATION: TWANGIZA NORTH

	MEASURED		INDICATED		INFERRED
	PORPHYRY	SEDIMENT	PORPHYRY	SEDIMENT	PORPHYRY	SEDIMENT
OXIDE 1	2001	2011	2002	2012	2003	2013
	NMPO1	NMSO1	NDPO1	NDSO1	NFPO1	NFSO1
OXIDE	2021	2031	2022	2032	2023	2033
	NMPO	NMSO	NDPO	NDSO	NFPO	NFSO
TRANSITION	2041	2051	2042	2052	2043	2053
	NMPT	NMST	NDPT	NDST	NFPT	NFST
SULPHIDE	2061	2071	2062	2072	2063	2073
	NMPS	NMSS	NDPS	NDSS	NFPS	NFSS

16.1.6	Valley fill model
In December 2006 an extensive evaluation program on the Mwana River “Valley Fill” was initiated. By the end of the December 2006 field season, 44 pit samples had been collected from the Mwana River valley. The valley fill has been mapped and a number of samples taken from pits along 17 traverses. A cross sectional interpretation has been made for each traverses using a conservative estimate of depth. For each traverse, the cross sectional area has been used to generate an average thickness and this has been applied to the area of the fill outline represented by the traverse to give a volume estimate. A density of 1.5t/m3 was determined by weighing dried samples. The weighted average grade of each traverse was determined from individual pit samples and applied to the tonnage represented by the traverse.

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A set of drawings and estimations dated January 2007 detailing the evaluation method and the Mineral Resource Estimate of the Valley Fill is attached as Appendix I of the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". The Inferred Mineral Resource reported from the Valley Fill material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

16.1.7	Topography, artisanal excavation and oxide/transition sub-models
All relevant information has been coded in the model including geology, ore zone, and oxidation. Additional models were built that allow the insertion of various attributes such as above or below topography and excavations due to artisanal mining. Field inspection has indicated that extensive artisanal mining has occurred in the oxide zone of the Twangiza Main deposit.

During the recent exploration phase a LIDAR survey has been conducted, which proves useful when evaluating topography due to the dense data sampling (potentially 2 million points per square kilometre). A filtered down version of the file has been supplied to SRK (UK) by Banro and used to create a digital terrain model within Datamine to represent the current topography. The final oxide and transitional models have been assigned by linking the cross-sectional interpretations to form single surfaces within Datamine. These surfaces have been used during the zoning process of samples and in creating the final block model.

16.1.8	Statistical analysis of the mineralised data

16.1.8.1	Selection of composite lengths for statistics
Geological boundaries have been honoured during the selection of sample lengths. To ensure no bias exists in the compilation of the statistics and geostatistics a standard composite length has been defined. In using a regular composite length it ensures all samples will have the same support statistically. SRK (UK) has reviewed the sample lengths recorded in the database within the ore zone and finds the mean lengths to be in the order of 1.2 m, with some sample lengths recorded as up to 11.3 m. A total of 40.9 % of the database has sample lengths equating to 1 m, but at this length 34.7 % of the database have lengths in excess of the 1 m. Ideally samples should be composited up to a longer length and not averaged out and sub-divided by selecting a composite length shorter than the original sample. Based on this principle SRK (UK) has applied a 2.0 m composite as 94 % of the database has samples less than 2.0 m in length.

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FIGURE 16.1-6 - HISTOGRAM OF SAMPLE LENGTHS IN TWANGIZA DATABASE

16.1.8.2	Summary statistics and histograms
Classical statistical techniques have been completed and the statistics presented are based on all the sampling information available at the time of modelling. Each of the individual zones has been assessed independently as illustrated from the summary statistics. On reviewing the summary statistics SRK (UK) has taken the decision for the statistical analysis to combine information from all the different kriging zones and to only subdivide zones based on the oxidation state.

TABLE 16.1-10 - SUMMARY STATISTICS OF 2m COMPOSITES

FIELD	N	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION	FIELD
Au	28,487	0.01	157.82	2.51	14.28	1.50	ALL 2m SAMPLES	Au
Au	10,028	0.01	93.12	3.11	15.99	1.29	UPPER OXIDE	Au
Au	4,772	0.01	69.00	3.13	15.62	1.26	LOWER OXIDE	Au
Au	4,544	0.01	157.82	2.78	23.87	1.76	TRANSITIONAL	Au
Au	9,143	0.01	60.54	1.41	5.08	1.60	SULPHIDE	Au
Au	10,034	0.01	93.12	3.11	15,99	1.28	KZONE 1	Au
Au	15,369	0.01	157.82	2.39	14.36	1.59	KZONE 2	Au
Au	787	0.01	9.66	1.07	1.76	1.24	KZONE 3	Au
Au	2,175	0.01	60.54	1.23	6.71	2.10	KZONE 4	Au
Au	11	0.39	1.80	0.89	0.23	0.54	KZONE 5	Au
Au	111	0.03	9.31	1.60	2.69	1.03	KZONE 6	Au

NI43-101 TECHNICAL REPORT

The summary statistics show that the coefficient of variation (CoV) for ‘all selected samples’ is 1.50, which is reasonably high, indicating a degree of variability. Separating the data into composite samples for separate domains and zones, the CoV value for the oxide material is significantly lower at 1.29 and 1.26 in the upper and lower oxides respectively. In the transition and sulphide zones CoV values are higher indicating a higher degree of variability, which can be seen by the high maximums and lower means when compared to the oxides. The number of samples within the outer zones (KZONE 3 – 6) is relatively low and therefore has not been treated independently. There has been an increase in the number of samples within KZONE 4 which has also seen an increase in the mean grade from 0.75 g/t to 1.23 g/t Au due to the additional drilling of the FS drilling campaign. In comparison the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated independently during grade interpolation.

The statistical distributions for each of the individual zones display similar properties and display neither normal or log normal distributions. The distributions tend towards log normal and show evidence of skewed (positive) distributions. The summary statistics per domain are shown below in the figure below. The comparative histograms have been completed per element to allow visual comparison of the four oxidation domains. Histograms have been calculated in both normal and log space, with the cumulative percentage plotted accordingly. Descriptive statistics were calculated and statistical graphs produced in both real and log space as a measure of assessing:
➢	The population characteristics of the mineralised grade distribution;
➢	Confirmation of the statistical domains, and possible combining of zones for geostatistics;
➢	The need, if any, to apply a top-cut during grade interpolation.

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FIGURE 16.1-7 - COMPARATIVE HISTOGRAMS PER OXIDATION DOMAIN

(a) Upper Oxides	(b) Upper Oxides

(c) Lower Oxides	(d) Lower Oxides

(e) Transitional	(f) Transitional

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(g) Fresh Rock	(h) Fresh Rock

16.1.8.3	High grade capping
High-grade capping was applied based on the cumulative CoV and cumulative Mean plots. To create the plots the composites for the four individual zones have been selected and subdivided into the sample types (i.e. drill hole, trench or adit). The datasets have then been sorted from low to high and new fields have been created that records the cumulative mean and variance for all the samples. Using the information it is possible to determine the cumulative CoV for each of the zones.

Plots of the composite assay grades against the cumulative mean and cumulative CoV have been produced for each of the sample types within the different oxidation domains (table below). The plots can be used to distinguish the grades at which additional samples have significant impacts on the cumulative totals whose affect is considered extreme. Using this methodology top-cuts have been defined for each domain by reviewing the information from the different sample types.

Furthermore, log-probability plots have been checked to ensure the top-cuts applied are applicable and the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

TABLE 16.1-11 - APPLIED HIGH-GRADE CAPPING

DOMAIN	GRADE CAPPING (g/t)
UPPER OXIDE	20
LOWER OXIDE	25
TRANSITION	20
SULPHIDE	10

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FIGURE 16.1-8 - EXAMPLE PLOT OF CUMULATIVE MEAN AND COV FOR DIAMOND DRILL COMPOSITES IN THE TRANSITION DOMAIN SHOWING THE SIGNIFICANT INCREASE IN COV BEYOND 20 g/t ASSAY VALUE

16.1.9	Geostatistical analysis
Geostatistical analysis was carried out on the selected composite samples and for the various material types (upper oxide, lower oxide, transition and sulphide). Initially variographic analysis was completed to establish any directional anisotropy. Based on the results of the semi-variograms the search ellipse dimensions required during grade interpolation and the kriging parameters have been optimised.

16.1.9.1	Semi-variograms
Variography is the study of the spatial variability of an attribute (i.e. gold grade). Variograms were produced for all modelled domains, based on the combined kriging zones. Variography on the individual bodies was attempted, but did not produce variograms of sufficient clarity to be modelled. In order to define variograms of sufficient clarity to be modelled, the data has been transformed via a Gaussian Transformation and the variograms calculated. In completing the analysis the following have been considered.

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➢	Determination of the mean azimuth and dip of the ore body and any potential plunge and compared the results to the semi-variograms established;
➢	Calculation and modelling of the down-hole variograms of the composite gold values to characterise the nugget effect;
➢
Calculation of experimental semi-variograms within the plane of maximum continuity to determine the directional variograms for the strike, across-strike and down-dip directions (using a Gaussian transformation);

➢	Modelling of the directional variograms for the trend of maximum continuity and its orthogonal direction;
➢	Back transformation of the results to obtain the final parameters.

Semi-variograms were estimated for each of the four oxidation domains described earlier.  Initially the data was transformed using the Discrete Gaussian transformation algorithm.  Semi-variogram models were produced in this transformation for the experimental variograms and these models were then back transformed into the untransformed data space for use in the kriging routine.

Variograms were produced in the three principal directions along strike, down dip and across the strike.  In addition to these, an omni-directional down-hole variogram was produced, and used to determine the nugget variance which was applied to the directional variograms. The following figures (Figure 19 9) show, as an example, the down hole and directional Gaussian variograms produced for the Lower Oxide domain.  The best variograms are produced from the along strike direction.  Those produced for the down dip directions are affected by the limited data extent in this direction.  The back-transformed Gaussian variograms for the Lower Oxide domain are also included below. The final semi-variograms per zone can be found in Appendix V of the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

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FIGURE 16.1-9 - SUMMARY OF GAUSSIAN TRANSFORMED VARIOGRAMS FOR LOWER OXIDE ZONE

(a) Down Hole Gaussian SV, LO domain

(b) Directional Gaussian SV, LO domain

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(c) Back-transformed Down Hole Gaussian SV, LO domain

(d) Back-transformed Directional Gaussian SV, LO domain

The back-transformed Gaussian variogram parameters determined for each of the domains are included in the table below. It should be noted that the use of a Gaussian transformed model can smooth the ranges and therefore SRK (UK) would recommend Banro complete a programme of closed spaced drilling / sampling in order to verify the current semi-variogram parameters. All zones are characterised by a nugget variance in the order of 40 – 45% of the sill value, while the fresh rock semi-variograms display a nugget variance in the order of 56%, which indicates a high degree of variability.

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TABLE 16.1-12 - BACK-TRANSFORMED GAUSSIAN VARIOGRAM PARAMETERS

VARIOGRAM PARAM.	UPPER OXIDE	LOWER OXIDE	TRANSITION	SULPHIDE
Co	5.15	5.96	4.39	1.52
C1	3.26	2.45	2.27	0.47
a1 – ALONG STRIKE (m)	12	25	25	20
a1 – DOWN DIP (m)	13	12	10	15
a1 – ACROSS STRIKE (m)	20	30	10	20
C2	2.56	3.07	2.39	0.73
a2 – ALONG STRIKE (m)	55	60	30	80
a2 – DOWN DIP (m)	40	25	80	60
a2 – ACROSS STRIKE (m)	50	30	50	32
C3	1.29	1.81	1.89	-
a3 – ALONG STRIKE (m)	160	120	160	-
a3 – DOWN DIP (m)	150	100	80	-
a3 – ACROSS STRIKE (m)	60	30	60	-
NUGGET EFFECT (%)	42.10	60.94	40.13	55.88

16.1.9.2	Block estimation
Grade Estimation was performed using Ordinary Kriging routines within the Datamine software package. A quantitative Kriging Neighbourhood Analysis (QKNA) exercise has been completed in order to optimise the parameters used in the kriging calculations. The QKNA exercise has been completed within the Isatis software package. To complete the exercise a number of blocks have been selected that represent well informed, reasonably informed and poorly informed block estimates. Different input parameters have been changed and the differences in the slope of regression, weight to the mean, kriging weights, kriging variances, and block estimates recorded.

Each of the four oxidation state domains has been optimised individually with the search ellipses rotated into the plane of the ore body domain to take account of the anisotropy identified during the semi-variogram analysis.  The north domain search was oriented with the major (x) search axis striking towards 340° and dipping 75° to the west.  A second rotation with the major (x) search axis striking towards 340° and dipping 45° to the west, has also been tested as there was evidence within the Twangiza main deposit of high-grades running in this orientation. In general the results displayed good slopes of regression (i.e. greater than 0.8) within the well informed and reasonably informed areas for all scenarios. The only concern for the kriging estimates is the quality of the estimates within the poorly informed blocks. A summary of the final parameters selected are shown in the table below.

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TABLE 16.1-13 - SEARCH RADIUS FOR PASS 1

PASS 1 PARAMETERS	UO DOMAIN	LO DOMAIN	TR DOMAIN	FR DOMAIN
RADIUS X (m)	130	130	130	80
RADIUS Y (m)	100	100	80	60
RADIUS Z (m)	20	20	20	20
MIN. NO. OF SAMPLES	4	4	4	4
NO. OF SECTORS	4	4	4	4
MAX NO. OF SAMPLES	18	18	18	18
DESCRITIZATION	4x4x4	4x4x4	4x4x4	4x4x4

16.1.10	Block model definition and grade estimation

16.1.10.1	Block model setup
Each domain of mineralisation was considered independently for wire framing in such a fashion that simplicity of shape and size was maintained as far as possible. Block models have been created for mineralisation, lithologies and oxidation states by ‘filling’ the respective wireframes with rectangular blocks. Rock types have been assigned to each block based on the fields and descriptions. Block size for grade estimation has been assigned based on half of the 40 x 40m drill hole spacing for the current database. Therefore a strike - across strike - elevation configuration of 20 x 20 x 10 m was utilized for estimation purposes. Sub-blocking (subcelling) has been utilised to ensure blocks fit the wireframe defined.

TABLE 16.1-14 - DETAILS OF BLOCK MODEL DIMENSIONS FOR GRADE ESTIMATION

	ORIGIN	BLOCK SIZE	NO. OF BLOCKS
X	692,000	20	150
Y	680,500	20	250
Z	1,500	10	100

Bulk density was assigned to the block model based on the coded oxidation profile of upper and lower oxide, oxide/transition and transition/sulphide surfaces, accounting for the rock hardness within the transitional zone as per the table above.

16.1.10.2	Grade estimation
The wireframes were used as hard boundaries for the interpolations which were used to estimate grade values for the deposit. A number of different scenarios has been tested for interpolation, with all estimation being completed based on the parent cell size. Ordinary kriging (OK) was utilized for the all passes.  OK was selected as it allowed the measured spatial continuity to be incorporated into the estimate. The different scenarios tested we compared visually with 5m composited boreholes and the raw data to check the block estimates. The different scenarios tested are summarised in the table below.

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TABLE 16.1-15 - SUMMARY OF KRIGING RUNS USED DURING THE TWANGIZA ESTIMATION

SCENARIO	DESCRIPTION
1	TEST RUN USING SEARCH PARAMETERS FROM PREVIOUS MODEL WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 48 SAMPLES. DIP OF SEARCH ELLIPSE 75°
2	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 48 SAMPLES. DIP OF SEARCH ELLIPSE 75°
3	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 28 SAMPLES. DIP OF SEARCH ELLIPSE 75°
4	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 18 SAMPLES. DIP OF SEARCH ELLIPSE 75°
5	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 18 SAMPLES. DIP OF SEARCH ELLIPSE 75°, MAXIMUM OF 12 SAMPLES PER OCTANT
6	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 18 SAMPLES. DIP OF SEARCH ELLIPSE 45°, MAXIMUM OF 12 SAMPLES PER OCTANT
7	NEW SEMI-VARIOGRAM ANISOTROPY APPLIED WITH A MINIMUM OF 4 SAMPLES AND MAXIMUM OF 18 SAMPLES. DIP OF SEARCH ELLIPSE 45°, OCTANTS NOT USED, NO LIMIT ON MAXKEY

The first pass employed a search ellipse which equates to approximately the semi-variogram range. The longest dimension of the ellipse was approximately equal to one of the range of the variogram. A minimum of 4 and a maximum of 18 composites were used to estimate a block in the first pass for all zones. This represents an increase from a minimum of 2 and a maximum of 12 composites used in the previous model. The block discretization for the interpolations was 4 x 4 x 4. The increase in the maximum number of samples will led to more smoothed grades reporting closer to the mean as more samples avoid localised estimates based on limited sample numbers.

Within each kriging scenario the samples for each kriging domain have been limited to the wireframe zones. In addition an axis multiplier has been used based on a ratio of the original search parameters. The axis multipliers have been set at 2 and 3 for the second and third search volumes. The number of samples used has been increase in the second search volume to produce more averaged grades. The use of these additional search volumes is to ensure all blocks are estimated. The number of blocks affected by the second range is limited; approximately 90 % of the blocks within the current economic pit are estimated using the first search range. The search volumes used have been stored in the final model under the field “SVOL”. This approach has resulted in a degree of smoothing which is appropriate for the nature of the mineralisation.

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Due to the limited sample populations in KZONE 3, 5 and 6 it is SRK (UK)’s view that the application of OK using octants would not be appropriate. Therefore the zones have been modelled using OK with no limits on the number of samples per borehole or the use of octants. The general anisotropy defined in the Geostatistical studies of the main zones were used to define the orientated search ellipses for these zones as they are consistent with the interpreted geology of the deposit.

The final model has been completed by reviewing the different scenarios within the different areas (i.e. Twangiza Main and Twangiza North). The best visual comparison between the block estimates and the surrounding boreholes were seen in Scenario 6 for the Twangiza Main deposit and Scenario 5 for the Twangiza north deposit. Therefore the final model has been completed by taking the back-ground OK estimate used in Scenario 7 for the outer zones and updating the estimates within the relevant zones from the scenario 5 and 6 outputs. The compiled block model has been checked within the Datamine software package for missing or duplicated estimates to ensure there is no double accounting of ore tonnage.

16.1.10.3	Whittle export
Prior to exporting the block model for the Pit Optimisation exercise the block model has been converted due to the fact Whittle requires a uniform block size. To complete the exercise a process is run with Datamine to regularise the blocks to a uniform block size. During the process the volume of ore and volume of waste have been calculated. A uniform block size of 10 x 10 x 5 m has been selected for the export to Whittle.

Due to the differences noted in the metal recoveries between the different rock types two stages of regularisation have been completed. The first regularisation calculated the ore percentage of material within the ore zone and assigned the portions of blocks on the boundaries accordingly. The current plan is to initially only treat porphyry material where possible and therefore a second stage of regularisation has been completed to calculate the percentage or porphyry ore within each 10 x 10 x 5 m block has been completed. The results of the regularised models have been exported to GEMS Mining Software for the preparation of the final Whittle Export and Pit Optimisation exercise.

16.1.11	Mineral resource classification
The definitions provided in the following section are taken from the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has “reasonable prospects for economic extraction.” The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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The term “reasonable prospect for economic extraction” implies a judgement (albeit preliminary) by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction, including the approximate mining parameters. In basic terms the code highlights that the Mineral Resource is not simply an inventory of all mineralisation drilled or sampled, regardless of cut-off grade, likely mining dimensions, location and continuity. The Mineral Resource is therefore the portion of the Mineralised Block Model which under assumed and justifiable technical and economic conditions in whole or in part may become economically extractable.

16.1.11.1	Inferred mineral resource
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility studies.

16.1.11.2	Indicated mineral resource
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

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16.1.11.3	Measured mineral resource
A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Based on these CIM guidelines SRK (UK) has divided the Twangiza Mineral Resource into Measured, Indicated and Inferred categories. In determining the appropriate classification criteria for the Twangiza deposit, several factors were considered:
➢	NI 43-101/CIM requirements and guidelines;
➢	Observations from the site visit in 2008 and previous visits;
➢	Geological analysis and geological interpretation;
➢	Quality of Data used in the estimation;
➢	QA/QC, Density analysis;
➢	Quality of the estimated block model;
➢	Experience with other gold deposits.

16.1.11.4	Geological complexity
SRK (UK) has highlighted the importance of the geological model at Twangiza and its potential implication on the metal recoveries of the different units. The porphyry units provide reasonably large continuous zones which SRK (UK) have been able to model with a reasonable level of confidence within well drilled areas. The geological knowledge and interpretation, data density, data reliability and quality, and continuity of the mineralisation in areas where adits and drill holes were heavily developed and drilled, respectively, have allowed the resource to be classified with higher confidence.

16.1.11.5	Quality of data used in the estimation
Banro have conducted what is considered to be best practice in terms of sampling and sample preparation. Banro has conducted a systematic process of sample preparation within clean facilities, which is well documented. The systems include regular insertion of blanks, standards and duplicates in all sample submission to the laboratory in Mwanza. In general, the results from the QA/QC programme indicate acceptable levels of errors are achieved at the laboratory but during the recent drilling campaigns there is evidence of a slight low bias within the standard reference material. It is SRK (UK)’s view that this low bias will not have a material effect on the estimates at Twangiza.

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16.1.11.6	Results of the geostatistical analysis
The data used in the geostatistical analysis results in relatively poor variograms on the raw datasets, with only down hole variograms with relatively short ranges able to be achieved. SRK (UK) has currently completed the geostatistical analysis using Gaussian Transformed variograms which could potentially smooth the variogram and increase the ranges. The results have been back-transformed to real space and adjusted to the variance of each zone accordingly. SRK (UK) has used this methodology during previous estimates and is satisfied that the resultant estimates have a reasonable level of confidence. Further work on close spaced drilling grids would increase the confidence in the current semi-variogram models used within the different zones. Based on the calculated variograms, the QKNA was undertaken with Isatis and the results showed a good slope of regression within the well informed and reasonably informed blocks. The slope of regression values, however, tailed off in areas of limited sampling where the sample support is reduced.

The Classification has been carried out using a combination of drill hole spacing, slopes of regression, geological and wireframe confidence and was applied to the model by digitizing a wireframe surface. Sections have been created based on an 80m spacing with strings digitised for Measured, Indicated and Inferred limits.

Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi-structure variogram models. In SRK (UK)’s classification:
➢
Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20m and are limited to the areas surrounding the adit sampling within the Twangiza Main proportion of the deposit, with extensions of 10m–20m below the deepest adit;

➢
Indicated Mineral Resources are those kriged blocks which have been interpolated by adit and drill hole data using an average drill hole spacing of 40 x 40m within the search area. A minimum number of points used to estimate a block grade has also been reviewed as have the search volumes and the slope of regression;

➢
Inferred Mineral Resources are model blocks lying outside the first search area estimated by OK and those blocks which are deemed to be poorly informed and therefore have a low associated slope of regression. The down-dip extensions of the Inferred Mineral Resources have been limited to 50m–100m from the Indicated boundary and to remove interpretations based on a single drill hole spacing of 150m;

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➢
Areas which have been modelled as part of the geological model and have estimates but fall outside of the Inferred boundary limits have been flagged in the model for Banro as areas for potential additions to the Mineral Resources. These areas require additional drilling before being classified as a Mineral Resource.

FIGURE 16.1-10 - TYPICAL SECTION THROUGH THE TWANGIZA MAIN DEPOSIT DISPLAYING CLASSIFICATION

SRK (UK) has implemented an interpretation of the CIM Standards in order to determine a depth boundary below which the mineralization model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting. SRK (UK) has restricted the depth of Mineral Resource based on a pit shell using the economic parameters used during the whittle study and an optimistic Gold price of US$ 1,000 per oz. It is SRK (UK)’s view that below this pit shell the Mineralized Block Model does not have reasonable prospect of economic extraction based on the current knowledge of the deposit and its location.

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16.1.12	Cut-off grade derivation
The Mineral Resource statement given in the table below is quoted at a 0.5 g/t gold cut-off grade. Above this, the deposits have good continuity and this is considered a reasonable cut-off grade for a Mineral Resource of this type based on the current economic parameters.

16.2	MINERAL RESOURCE STATEMENT
SRK Consulting (UK) Ltd. (“SRK (UK)”) prepared an independent estimate of the Mineral Resources at Twangiza, which was reported in Banro’s press release dated January 14, 2009 and has now been separated into “Oxide” and “Non-Oxide” components as set out in the table below. Martin Pittuck, an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) responsible for this estimate. The Mineral Resource estimate was reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.  The Mineral Resource Statement uses a cut off grade of 0.5 g/t gold; it has been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption is considered therefore to have reasonable prospects for economic extraction by open pit mining. SRK has not re-reported the Mineral Resource inside the US$1,200 pit shell used for reporting Mineral Reserves because the pit shells are already limited by the base of the oxide, and subsequently only a very slight increase in Mineral Resource would be expected in lateral extensions. The table below details the “Oxide” and “Non-Oxide” components of the Twangiza Mineral Resource estimate split by confidence category, at a cut off grade of 0.5 g/t gold.

TABLE 16.2-1 - MINERAL RESOURCE ESTIMATE BY CONFIDENCE CATEGORY

OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	11.1	2.49	0.89
INDICATED	6.8	1.9	0.4
MEASURED AND INDICATED	17.9	2.3	1.3
INFERRED (EXCLUDING VALLEY FILL)	0.7	1.7	0.04
INFERRED (VALLEY FILL)	1.0	4.2	0.1
NON-OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	6.1	2.22	0.43
INDICATED	83.5	1.4	3.9
MEASURED AND INDICATED	89.6	1.5	4.3
INFERRED	6.4	1.3	0.3
NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

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17.	OTHER RELEVANT DATA AND INFORMATION

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

➢	December 2002: Peace accord signed between the government and rebel groups;
➢	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005;
➢	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups;
➢	July 2003: DRC’s total external debt reduced by 80% to US$2 billion;
➢	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006;
➢	February 2004: Setting up of a unified army integrating former political and other militia groups;
➢	April 2004: Appointment of new governors by the transitional government;
➢	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery;
➢	November 2004: United Nations (MONUC) increases personnel to 16,700;
➢	April 2005: FDLR agreed to demobilize in eastern DRC;
➢	May 2005: Adoption by parliament of the new constitution;
➢	June 2005: Beginning of electoral process and registration of voters;
➢	February 2006: New constitution ratified in parliament;
➢	Presidential and parliamentary elections were successfully held on July 30, 2006;
➢	Presidential run-off and provincial elections were successfully held on October 29, 2006;
➢	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate;
➢	February 5, 2007: Appointment of new Ministers and Governors completed.
➢
March 2007: Banro’s wholly-owned subsidiary, Banro Congo Mining SARL, was awarded titles for 14 Permis de Researches (PRs) by the Mining Cadastral in the DRC. These new PRs cover 2,638 square kilometres;

➢	February, 2009: DRC Government re-confirms Banro’s mining Convention and titles
➢	August, 2009: The DRC Government gave final ratification of the fiscal arrangements under Banro’s Mining Convention;
➢	Review of constitutional provision relating to presidential run-off passed by parliament in January 2011;
➢	Second Presidential and Parliamentary elections due in November 2011.

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Taking into account the improving political situation, Banro embarked on a plus US$30 million exploration program in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms. International mining companies that have acquired mining interests in the Katangan Copperbelt include Freeport (Tenke Fungurume), Metorex (Ruashi-Etoile) and Anvil Mining (Kinsevere).  Approximately US$2 billion has been spent at Tenke Fungurume with the mine now in production.

AngloGold Ashanti, Randgold Resources, Banro, Mwana Africa and Loncor Resources Inc. are other foreign companies actively undertaking exploration for gold in the eastern and north-eastern greenstone belts of the DRC. Banro’s Twangiza mine is due to come into production in the last quarter of 2011 while Randgold Resources and Anglogold Ashanti are due to bring their large Kibali deposit (previously owned by Moto Goldmines) into production in 2013.

17.1	MINE STUDY
The gold mineralization at Twangiza is found within three identified areas (Twangiza Main, Twangiza North and the Valley Fill) and covers an area of approximately 90,050 hectares.

This section of the report details the results of an open pit optimization, practical pit design and production scheduling carried out by SRK Consulting (South Africa) (Pty) Ltd. (“SRK”) based on the Mineral Resources that have been estimated by SRK (UK) in January 2009.

Banro has purchased a process plant currently capable of treating mineralized oxide material.  A previous Oxide Only study was based on a production rate of 1.3Mtpa.  Since the 1.3Mtpa study was completed, Banro has been investigating the viability of upgrading the process plant to treat 1.7Mtpa.  SRK has been contracted to prepare a mining study and production schedule based on the increased production rate. Updated processing parameters for the oxide mineralized material have been received from SENET. This study details the optimization, practical pit design and mining schedule for this option.

17.1.1	Mineral resource classification
SRK has assumed that a conventional open pit shovel and truck method will be used. In general, the production schedule produced has been driven by two factors: the requirement to pre-strip the Twangiza North (North) pit to maintain a consistent and practical waste schedule and to feed the oxide ores through the process plant during the initial years.

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The table below shows the Twangiza Oxide Mineral Resource. The pit optimization and the production schedule take the Measured and Indicated Categories of the Mineral Resource into account.

TABLE 17.1-1 – OXIDE MINERAL RESOURCE CLASSIFICATION

RESOURCE CATEGORY	TONS (MILLION	GRADE (g/t Au)	OUNCES (MILLION)
MEASURED	11.1	2.49	0.89
INDICATED	6.8	1.9	0.4
MEASURED + INDICATED	17.9	2.3	1.3
INFERRED (EXCL. VALLEY FILL)	0.7	1.7	0.04
INFERRED (VALLEY FILL)	1.0	4.2	0.1

17.1.2	Geotechnical investigation and slope stability analysis
The geotechnical investigation and slope stability analysis for the Feasibility Study progressed since the PFS to the stage where samples were selected and submitted to a laboratory for rock strength tests.  The test results were not available to incorporate in the current slope stability analysis and will have to be completed in a further phase of the study.

A full description of the geotechnical investigation and slope stability analysis undertaken for the PFS is given in Section 16.1 of the SRK (UK) report entitled “Pre-Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”, dated August 13, 2008.

17.1.3	Open pit optimization

17.1.3.1	Introduction
The following addresses the mining components of the 1.7MTPA study and is based on the geological block model generated by SRK (UK).  Note that the Valley Fill material in the Inferred Category is not used in the optimization.

A conventional open pit shovel and truck method will be used for the mining of sufficient ore to supply 1.7MTPA of oxide ore throughput.  The mining functions of the operation will be carried out by a mining contractor, Banlaw, who is currently on site.

The open-pit optimization study was performed using the Whittle/Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries.  Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping.  It establishes the pit walls where the ore revenue and waste stripping cost balance for maximum net revenue.

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The selected optimum pit shell is then engineered to generate a practical pit design that incorporates the design slope angles and access ramps / haul roads for an operating pit.  The ore/waste tonnages in the practical pit can be calculated and scheduled to determine the ore production and the waste stripping requirements.

The Whittle process requires various input data including the resource block model, unit costs and other physical parameters such as the slope angles at which the pit can be mined.  Appropriate unit costs specific to the Twangiza operation were provided by the relevant parties and from previous and similar projects undertaken by SRK.

The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions.

17.1.3.2	Resource block model
A single computer block model was used as the basic resource model for the pit optimization study.  This resource model was exported from GEMS to Whittle 4X.  Oxidized mineralized material in the Measured and Indicated categories was taken into account.

17.1.3.3	Geotechnical aspects
Based on the slope parameters derived by SRK (UK) for the PFS, the following overall slope angles were used for the pit optimization:

➢	General slope angle in soil/saprolite material of 27.5 to 30°;
➢	General slope angle in oxide material of 45°.

These parameters are used assuming dry mining conditions.

17.1.3.4	Cost inputs
Cost input parameters were obtained from the initial review of Twangiza undertaken by SRK (SA) and from other open pit gold projects undertaken by SRK (SA) in Africa. For the purpose of the Whittle optimization, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

Mining costs
For the pit optimization analysis, SRK (SA) has used a range of mining costs, $1.50/t, $1.75/t and $2.00/t.  It would have been more accurate to use the cost charged by the mining contractor, Banlaw, but this information was unavailable.

Processing and General Administration cost
SENET provided the metallurgical processing recovery factors and costs for the diesel option with regard to the different deposits, and the overall General and Administration costs based on a throughput of 1.7MTPA for the oxide.

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A breakdown of the costs and parameters used in the Whittle optimization runs are shown in the table below.

TABLE 17.1-2 – WHITTLE PARAMETERS FOR THE OPEN PIT OPTIMIZATION

PARAMETER	TWANGIZA MAIN DEPOSIT	TWANGIZA NORTH DEPOSIT
RECOVERY	90.1%	91.2%
PROCESSING COST	US$17.82/t	US$18.62/t
GENERAL and ADMINISTRATION	US$2.41/t	US$2.41/t
ASSAY	US$0.53/t	US$0.53/t

17.1.3.5	Mining factors
In consideration of the geo-modelling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection it was decided that the mining dilution factor be set at 5% (at 0g/t grade) and mining recovery at 95% based on the block size used in the mining model.

17.1.3.6	Gold price and refining costs
A range of gold prices was used in the optimisations - US$1,000/oz, US$1,100/oz, US$1,200/oz, US$1,300/oz and US$1,400/oz.

In addition, the revenue calculations were offset by a US$5.00/ounce refining cost.

17.1.3.7	Cut-off grade calculations
The Cut-off Grade, (“COG”) was derived calculating the overall cost of producing one ton of ore divided by the recovered value of the gold contained therein. This was determined for oxide ore types as follows:

TABLE 17.1-3 – CUTT-OFF GRADE PER ORE TYPE

ORE TYPE	MAIN (g/t)	NORTH (g/t)
OXIDE	0.63	0.65

17.1.3.8	Whittle results
As previously stated a range of optimizations was prepared.  The results from the pit optimization for the gold price of $1,200 per ounce and a mining cost of $1.75/t are shown in the table and figure below.

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TABLE 17.1-4 – WHITTLE OPTIMIZATION RESULTS

WHITTLE PIT	REV.	ROM		WASTE (INCL REJECT)	REJECTED		STRIP	UNDISC. CASH
NUMBER	FACT.	kt	g/t	Kt	kt	g/t	RATIO	MUS$
1	0.3	8,032	3.01	5,099	264	1.94	0.63	648.8
2	0.4	11,422	2.65	8,700	596	1.47	0.76	775.1
3	0.5	12,994	2.51	11,132	789	1.44	0.86	819.8
4	0.6	14,263	2.42	14,646	1,014	1.35	1.03	846.7
5	0.7	15,427	2.32	18,140	1,234	1.28	1.18	863.0
6	0.8	15,905	2.29	19,608	1,338	1.27	1.23	867.4
7	0.9	16,289	2.26	21,623	1,453	1.26	1.33	869.6
8	1.0	16,455	2.25	22,616	1,508	1.25	1.37	870.0
9	1.1	16,616	2.23	23,662	1,575	1.24	1.42	869.8
10	1.2	16,724	2.22	24,450	1,636	1.22	1.46	869.3
11	1.3	16,781	2.22	25,024	1,700	1.21	1.49	868.7
12	1.4	16,832	2.22	25,738	1,775	1.19	1.53	868.0
13	1.5	16,851	2.21	26,136	1,843	1.17	1.55	867.6
14	1.6	16,886	2.21	26,937	1,947	1.15	1.60	866.6
15	1.7	16,906	2.21	27,412	1,996	1.14	1.62	866.0
16	1.8	16,930	2.21	28,003	2,041	1.13	1.65	865.2
17	1.9	16,957	2.21	28,713	2,079	1.13	1.69	864.3
18	2.0	16,966	2.21	29,018	2,120	1.12	1.71	863.9

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FIGURE 17.1-1 - WHITTLE OPTIMIZATION RESULTS

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17.1.3.9	Selection of optimized pit shell
The selection of the optimized final pit shell was based on maximum undiscounted cash flow. In this instance, pit shell 08 was selected for the practical pit design as shown in the figure below.

FIGURE 17.1-2 - OPTIMIZED PIT SHELL SELECTED FOR PRACTICAL DESIGN

17.1.4	Practical pit design
The practical pit designs were prepared using the optimized pit shells as templates.  The relevant Whittle pit shells were exported from GEMS to Surpac software where the practical pit design and scheduling was prepared.  The practical pit design incorporates the haul roads, ramps together with the appropriate inter-ramp slope angles.

The open pit design criteria were:

➢	A nominal bench height of 10 m;
➢	The inclusion of the ramping systems results in the approximate recommended overall slope angles being achieved;
➢
Haul road widths of 15m including safety berms providing sufficient room for two-way traffic for the planned 42t capacity truck fleet. Minor ramps at the lower elevations of the pits have been reduced in width where traffic density will be minimal;

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➢	Haul road grades at a 10% continuous gradient.

A total of two pits have been designed as follows:

➢	Twangiza Main – exploiting the main ore body using Whittle pit number 04 as a template. A plan view is shown in the figure below.
➢	Twangiza North – this pit exploits the North ore body using Whittle pit 08 as a template as shown in the figure below.

Principal haul roads have been designed to connect the working areas to the primary crusher and the waste dumps.

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FIGURE 17.1-3 - TWANGIZA MAIN PIT

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FIGURE 17.1-4 - TWANGIZA NORTH PIT

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17.1.5	Mine production schedule
The scheduling process consists of developing a mine plan that is economically optimal using the inventory included in the practical pits.  The production schedule was based on a methodology of block selections from the block model inside the pit.  The tonnages that could be handled were as supplied by Banro; see the table below.

TABLE 17.1-5 – MINE PRODUCTION SCHEDULE

		TOTAL ORE > PLANT			TOTAL LOW GRADE ORE			WASTE	TOTAL MATERIAL
YR	PERIOD	TONS	Au (kg)	Au (g/t)	TONS	Au (kg)	Au (g/t)	TONS	TONS
1	M1	110,870	341.1	2.83	3,344	2	0.54	89,712	203,926
1	M2	102,560	250.3	2.44	6,804	4	0.59	79,585	188,949
1	M3	110,870	242.9	2.19	272	0	0.32	52,533	163,675
1	M4	108,100	320.6	2.97	0	0		41,981	150,081
1	M5	110,870	322.3	2.91	0	0		42,284	153,154
1	M6	108,100	293.8	2.72	6,839	3	0.44	36,421	151,360
1	M7	110,870	331.9	2.99	0	0		16,101	126,971
1	M8	110,870	366.6	3.31	8,025	5	0.60	39,060	157,955
1	M9	108,100	263.5	2.44	4,241	2	0.56	163,814	276,154
1	M10	110,870	275.8	2.49	4,758	2	0.51	223,313	338,940
1	M11	140,200	336.1	2.40	11,433	6	0.54	231,710	383,343
1	M12	144,040	396.3	2.75	37,885	20	0.54	165,059	346,984
1		1,376,320	3,714	2.70	83,601	45	0.54	1,181,571	2,641,492
2	Q1	424,440	1.017	2.40	64,531	33	0.51	650,540	1,139,511
2	Q2	424,440	1.098	2.59	7,434	3	0.41	683,779	1,115,653
2	Q3	428,280	992	2.32	67,588	31	0.46	576,572	1,063,440
2	Q4	428,280	1.137	2.66	22,657	11	0.46	635,190	1,086,127
2		1,705,440	4,245	2.49	162,211	77.5	0.48	2,537,081	4,404,732
3	Q1	420,600	1,015	2.41	48,451	19	0.39	820,981	1,290,031
3	Q2	424,440	1,053	2.48	41,008	21	0.51	699,301	1,164,750
3	Q3	432,591	1,117	2.58	70,832	33	0.47	775,606	1,279,029
3	Q4	429,948	1,143	2.66	17,005	8	0.47	686,544	1,133,498
3		1,707,579	4,328	2.53	177,296	81.0	0.46	2,982,432	4,867,308
4		1,705,712	3,792	2.22	54,178	27	0.51	3,364,016	5,123,906
5		1,699,075	3,950	2.32	85,781	40	0.47	3,372,954	5,157,809
6		1,703,730	4,802	2.82	74,809	33	0.43	1,937,119	3,715,658
7		1,699,075	4,452	2.62	51,387	24	0.47	1,272,829	3,023,292
8		1,699,075	4,839	2.85	17,130	9	0.55	1,627,931	3,344,136
9		1,700,000	3,219	1.89	87,428	25	0.29	2,322,519	4,109,947
10		1,772,636	2,276	1.28	105,484	10	0.09	1,933,945	3,812,065
TOTAL		16,768,643	39,616	2.36	899,305	372	0.41	22,532,397	40,200,345

NI43-101 TECHNICAL REPORT

17.1.6	Twangiza oxide mineral reserve estimate
The Oxide Mineral Reserve estimate has been managed by SRK (SA)’s Mark Sturgeon who is a qualified person. Mr. Sturgeon is a graduate with a Bachelor of Science in Mining Engineering gained from the University of the Witwatersrand in 1975.  Mr. Sturgeon is registered as a Professional Engineer with the Engineering Council of South Africa.

The Mineral Reserve Statement uses the definitions and guidelines given in CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with National Instrument 43-101 requirements.

The table below shows the Mineral Reserves for the Oxide only estimated to be contained in the Twangiza practical pit design and the production schedule.

TABLE 17.1-6 - SUMMARY OF TWANGIZA MINERAL RESERVES (OXIDE ONLY) - EFFECTIVE DATE MARCH 4, 2011

CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au)	OUNCES (Moz)
PROVEN	TWANGIZA OXIDE MAIN + NORTH	10.25	2.42	0.797
PROBABLE	TWANGIZA OXIDE MAIN + NORTH	5.28	1.96	0.333
PROVEN + PROBABLE		15.53	2.26	1.130

The two deposits at Twangiza are mined simultaneously to provide 1.7MTPA of oxide ore to the processing plant.

17.1.7	Mining operations
The mine equipment in the table below has been selected based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates.  The size and type of mining equipment is consistent with the size of the project for which the annual peak material movement is about 5.2Mt in Year 5.

TABLE 17.1-7 – MINING MAJOR EQUIPMENT REQUIREMENTS

MAJOR EQUIPMENT REQUIRED	TOTAL UNITS	PRE-STRIP	YEAR 1	YEAR 2
CATERPILLAR 5130	1	1
CATERPILLAR D730E ADT	6	3	3
CATERPILLAR 992 WHEEL LOADER	2	1		1
CATERPILLAR D9N TRACK DOZER	2	1	1
CATERPILLAR 824 WHEEL DOZER	1	1
CATERPILLAR 16H GRADER	2	1	1
CATERPILLAR 773 WATER BOWSER	1	1
DRILL RIG	1		1

NI43-101 TECHNICAL REPORT

TABLE 17.1-8 – MINING MINOR EQUIPMENT REQUIREMENTS

MAJOR EQUIPMENT REQUIRED	TOTAL UNITS	PRE-STRIP	YEAR 1	YEAR 2
FUEL TRUCK	1	1
LIGHT TOWERS	1	1
PUMPS	2	2
LDV’S	6	6
LOW BED TRAILER and HORSE	1		1
LUBE/SERVICE TRUCK	1	1
CREW BUS	1	1

Replacement of equipment has been taken into account by adding a sustaining capital expenditure which is calculated by adding 3% of operating costs per period to the corresponding annual capital expenditure.

The equipment units and costs have been selected from world renowned manufacturers.  Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers.  Outputs have been derived from generic calculations.

17.1.8	Mining manpower
The mining personnel includes all salaried staff working in the mine operations, mining engineering departments and operational labor to operate drilling, blasting, loading, hauling and mine support activities.

SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions. This has been based on the mining operations being carried out by the owner as opposed to a contractor.

TABLE 17.1-9 – MINING MANPOWER SUMMARY – LOCAL LABOUR

		LEAVE +	LOCAL
		SLandL	ENGINEERING		MINING	MANAGEMENT
YEAR	TOTAL	10%	ARTIS.	SUPERV.	SUPERV.	ENG.	MINING	TOTAL
2012	56	62	9	2	3	1	1	78
2013	61	67	11	3	4	1	1	87
2014	61	67	11	3	4	1	1	87
2015	52	57	9	2	3	1	1	73
2016	52	57	9	2	3	1	1	73
2017	49	54	8	2	3	1	1	69
2018	49	54	8	2	3	1	1	69
2019	53	58	9	2	3	1	1	74
2020	50	55	9	2	3	1	1	71
2021	56	62	9	2	3	0	1	77

NI43-101 TECHNICAL REPORT

TABLE 17.1-10 – MINING MANPOWER SUMMARY – EXPATRIATE LABOUR

		LEAVE +	EXPATRIATE
		SLandL	ENGINEERING		MINING	MANAGEMENT		GRAND
YEAR	TOTAL	10%	ARTIS.	SUPERV.	ENG.	MINING	TOTAL	TOTAL
2012	56	62	5	1	1	1	1	9
2013	61	67	6	2	2	1	1	12
2014	61	67	6	2	2	1	1	12
2015	52	57	5	1	1	1	1	9
2016	52	57	5	1	1	1	1	9
2017	49	54	4	1	1	1	1	8
2018	49	54	4	1	1	1	1	8
2019	53	58	5	1	1	1	1	9
2020	50	55	5	1	1	1	1	9
2021	56	62	5	1	1	1	1	9

17.1.9	CAPEX and OPEX for mining
SRK has estimated that capital expenditure for mining equipment (including 3% of OPEX for sustaining CAPEX) is US$13.9 million.

Operating expenditure over the life of the oxide operation is US$80.5 million which equates to $4.80 per ROM ton mined.

17.1.10	Interpretation and conclusions
The feasibility study of the Twangiza project was completed in January 2009 and the results summarized in the “Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” dated February 27, 2009.  Since then an update of the FS was undertaken by SENET and SRK (SA).  Pit optimizations studies were undertaken again on the measured and indicated Mineral Resources (no inferred Mineral Resources were included in the open pit outlines), from which practical pits and mining schedules were estimated.  An economic model and financial analysis was also undertaken.

➢	The Mineral Resource estimates are found within three deposits:
➢	Twangiza Main which contains 85% of the total Mineral Resources;
➢	Twangiza North, which contains 13% of the total Mineral Resources; and
➢	The transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resource. Both Twangiza Main and Twangiza North are open at depth.

The two deposits at Twangiza (Main and North) are planned to be mined simultaneously to provide throughput of 1.7 MTPA of oxide ore to the processing plant.  The Twangiza Project has a favourable stripping ratio of 1.52, which is an important contributing factor to the low operating costs.

NI43-101 TECHNICAL REPORT

17.2	PROCESS PLANT DESIGN

17.2.1	Overview of modifications to increase throughput from 1.3MTPA to 1.7MTPA
During the initial evaluation of the processing capacity of the existing plant, it has been identified as being able to process an annual tonnage of 1.3MTPA. With subsequent in-depth investigations to identify the optimal comminution circuit operating parameters by a specialist firm, it was established that the processing plant could, with minimal modifications, be modified to increase the annual throughput to a maximum of 1.7MTPA.

With this in mind, large capital items that cannot be modified later were already specified for the increased duty, with the balance of the smaller modifications targeted for upgrading once debottlenecking of the process plant operation at 1.3MTPA has been completed.

The aim of the process design component of this economic assessment was to complete a detailed investigation into the balance of the smaller modifications targeted for upgrading the plant to 1.7MTPA, and to establish a capital cost associated with these modifications.

Priority has been given to the minimizing of production downtime during equipment selection and construction philosophy.

The detailed engineering design and procurement of plant equipment would be executed concurrently with the final stages of construction and commissioning of the processing plant in its current configuration. The installation of new plant equipment would be planned with the majority of the installation work taking place during the ramp-up phase of the processing plant towards achieving nameplate capacity at 1.3MTPA, with smaller tie-ins taking place during planned maintenance shutdowns. The steel structures and pipe work in the areas requiring more extensive modifications would be pre-erected where practical and installed during shutdowns specifically planned for these events.

17.2.2	Summary of modifications to increase throughput from 1.3MTPA to 1.7MTPA

17.2.2.1	Primary crushing
➢	Replace/upgrade apron feeder drive unit;
➢	Replace drive (motor and gearbox) and belting on 21-CONV-01.

17.2.2.2	Secondary and tertiary crushing
➢	Replace drive (motor and gearbox) on 23-CONV-06;

NI43-101 TECHNICAL REPORT

➢	Replace drive (motor and gearbox) on 23-CONV-07;
➢	Replace drive (motor and gearbox) and belting on 23-CONV-08.

17.2.2.3	Scrubbing
➢	Replace complete scrubber screen;
➢	Replace/upgrade motors on 31-PUMP-01 and 31-PUMP-02.

17.2.2.4	Milling
➢	Modify cyclone cluster by installing 2 additional cyclones. (Cluster already has 4 outlets, but only two are equipped for the 1.3MTPA scenario);
➢	Complete change-out of cyclone feed pumping system (32-PUMP-02/03 pumps and suction/delivery pipelines).

17.2.2.5	Trash handling
➢	Install new trash screen (35-LISC-01) on top of new CIL tanks;

17.2.2.6	CIL
➢	Install 3 off new CIL tanks complete with agitators, interstage screens and carbon transfer pumps and associated piping. A new trash screen would be installed on top of the first (new) CIL tank.

17.2.2.7	Detoxification
➢	Install an additional detoxification tank complete with agitator.

17.2.2.8	Tails dam and return water
➢	Install an additional pontoon/float complete with vertical spindle pump and booster pump. This is a bought-out unit from Warman;
➢	Install an additional pump train (3 off pumps) on return water pump station 1. This would become the standby train;
➢	Install an additional pump train (3 off pumps) on return water pump station 2. This would become the standby train.

17.2.2.9	Elution
➢	Replace the entire elution heating system (62-HETR-01/02).

17.2.2.10	Electrowinning
The elution/electrowinning configuration would be changed from ZADRA to AARL.

➢	Install 2 off pregnant solution tanks complete with pumps and associated piping;
➢	Install 1 off spent electrolyte tank complete with pump and associated piping;
➢	Install 3 off additional electrowinning cells;
➢	Install 2 off additional pumps to pump spent electrolyte from electrowinning to the new spent electrolyte tank;
➢	Install 1 off new spillage pump.

NI43-101 TECHNICAL REPORT

17.2.2.11	Raw water supply
➢	Install 1 off additional standby pump;

17.2.2.12	Process water
➢	Install 2 off process water pumps to replace existing pumps;

17.2.3	General plant description
The scope of this process plant is to treat 1.7 million tonnes of soft oxide rock per annum. The plant will consist of the following sub-sections:

➢	Crushing and Scrubbing;
➢	Milling and Classification;
➢	Gravity and Intensive Cyanidation;
➢	Trash Removal;
➢	Carbon-in-Leach (CIL);
➢	Carbon Safety and Detoxification;
➢	Tailings Dam Storage and Return;
➢	Acid Wash;
➢	Elution;
➢	Electrowinning;
➢	Regeneration;
➢	Gold Room;
➢	Reagents and Consumables;
➢	Air Services;
➢	Water Services.

17.2.4	Crushing and scrubbing
Oxides were noted to be particularly soft and will thus need to be treated through a soft rock crushing facility.

The crushing plant will treat ore at a rate of 275 t/h to a product of size 100% passing 200mm, through a mineral sizer. This crushing circuit will operate for a period of 20 hours a day.

The oxide ore will be tipped into the ROM bin using rear dump trucks. The ROM bin will have a capacity of 50m³. A variable speed apron feeder will withdraw the ore from the bin at a controlled rate and discharge it into the mineral sizer. The oversize ore (rejects) from the crusher will be collected in a sizer rejects stockpile. The mineral sizer will reduce the ore to a product size of 100% passing 200mm. The crushed product will be discharged onto the crusher discharge conveyor which, in turn, will discharge into a rotary scrubber.

NI43-101 TECHNICAL REPORT

Dust containment will be achieved through the use of conveyor skirting on discharge points and dust suppression system at points identified as potentially high in dust generation. The system will utilize atomized water sprays.

Ore from the mineral sizer will be transferred to a rotary scrubber, where process water will also be added to produce discharge slurry with a 50% solids density by weight. The scrubber discharge slurry will overflow onto a vibrating double deck scrubber discharge screen.

The secondary crusher feed conveyor will transfer the screen top deck oversize (+10mm) to the secondary crusher. The bottom deck oversize (-10mm+2mm) will be conveyed into the mill feed bin by means of a scrubber screen discharge conveyor, transfer conveyor and crusher product conveyor. The screen bottom deck undersize slurry will gravitate into a 12m³ scrubber discharge sump, from where it will be pumped to the mill discharge sump.

The secondary crusher will reduce the ore size to a product of 100% passing 31mm. The crusher discharge conveyor will transfer the crushed ore to the product screen feed conveyor which will feed the product screen. The screen oversize (the circulating load) will be transferred by the tertiary crusher feed conveyor to the tertiary crusher. The screen undersize (100% passing 10 mm) will gravitate onto the product screen undersize conveyor, which will transfer it to the crusher product conveyor. This conveyor will route the combined crushed ore into a 480m³ mill feed bin.

Containment of dust will be achieved through the use of conveyor skirting on discharge points and dust suppression systems at points identified as potentially high in dust generation. The system will utilize atomized water sprays. Control of spillage in the secondary and tertiary crushing area will be by means of diversion trenches and a spillage pump.

17.2.5	Milling and classification
The milling circuit will consist of one primary (Mill 1) and one secondary (Mill 2) ball mills, which will be capable of treating 230 t/h of oxide ore.

Crushed ore (-10 mm) will be fed into the no.1 ball mill using a variable speed reclaim feeder. The dimensions of this ball mill are 3.638mØ (inside liners) x 4.660mEGL and its installed power 1300kW. The ball mill discharge slurry will overflow onto mill 1 trommel screen. The oversize from the screen will be collected in mill 1 scats bunker. The undersize slurry will gravitate into a 17m³ mill discharge hopper, where it will combine with the slurry from the no.2 ball mill. The combined mill discharge slurry, with a solids density of 52% by weight, will be pumped by one of the cyclone feed pumps to the mill discharge cyclone cluster.

NI43-101 TECHNICAL REPORT

The cyclone cluster will classify the slurry to produce an overflow of 80% passing 75µm, with a solids density of 36% by weight. The cyclone overflow will gravitate to a trash linear screen.

The cyclone underflow, at 67% solids density by weight, will gravitate to the 2m³ cyclone underflow splitter box 1. A portion of the underflow from the splitter box will be routed to the gravity concentration and intensive cyanidation circuit. The rest of the cyclone underflow will report a 2 m³ cyclone underflow splitter box 2, from where 33% of the stream will be sent to the no. 2 ball mill via a velocity break box. The dimensions of the second ball mill are 3.088 mØ (inside liners) x 3.035 m EGL and its installed power 550 kW. 67% of the stream from the splitter box 2 will gravitate back to the no. 1 ball mill.

Milling and cyclone spillage will be contained in a bunded area that will have a sloping floor to direct spillage to two sumps. One sump will be allocated to the mill feed spillage and the other the mill discharge and cyclone spillage. Each sump will have a vertical spindle spillage pump. Both spillage pumps will discharge into the mill discharge sump. There will be two more spillage pumps, one for the no.1 ball mill scants bunker are and another for the no.2 mill bunker scants bunker area.

17.2.6	Gravity and intensive cyanidation
A portion of the cyclone underflow will be passed over a 1.12mW x 2.40mL gravity feed screen to remove the +2mm material. Dilution water will be added onto the screen to dilute the feed slurry to a solids density of 45% by weight. The screen oversize will be recycled back to the no.1 ball mill. The screen undersize will be fed to the Knelson concentrator to recover the free gold. The tailings from the Knelson concentrator will be returned to the cyclone feed sump.

The concentrates from the Knelson concentrator will periodically be discharged into a concentrate cone for dewatering, with excess water overflowing to the floor, from where it will be pumped to the mill discharge tank using the gravity spillage pump. Concentrates will be stored in the concentrate cone until the leach cycle is ready.

Leaching of gravity concentrates will be a batch process using an Intensive Leach Reactor (ILR). At the beginning of each batch leach cycle, the entire contents of the feed cone will be discharged into the ILR drum. Excess water from the drum, during the loading cycle, will overflow into the ILR drum sump and will be pumped by the recirculation/transfer pump to the ILR solution storage tank.

The levels in the solution storage tank will be adjusted through the addition of raw water, caustic and cyanide solutions before the commencement of the leaching step. Leaching will be effected by re-circulating the 2% cyanide solution through the rotating reactor drum. The overflow will gravitate to the sump and will be pumped back to the solution storage tank. Hydrogen peroxide will be added to the ILR sump to provide oxygen for the leaching step.

NI43-101 TECHNICAL REPORT

At the end of the leach cycle, which will range between 14–16 hours, the drum will be stopped and the solution in the drum allowed to drain into the ILR sump and pumped to the solution storage tank where it will be clarified by adding flocculant. The clarified solution will be pumped to the gravity pregnant tanks. Wash water will be added to the drum to wash entrained solution from the solids and allowed to clarify in the solution tank before being pumped to the leach tanks.

The leached and washed solids will be emptied by running the reactor drum in reverse and pumped to the mill discharge hopper.

The pregnant solution stored in gravity electrowinning tanks will be pumped to a dedicated electrowinning cell, wherein gold will deposit onto steel cathodes.

The fume hood fan will be installed to remove potential poisonous and explosive gases evolving during electrowinning.

Owing to the use of strong caustic and sodium cyanide solution in the ILR, a safety shower will be provided in this area. It will be activated by a foot pedal and equipped with an eye bath.

17.2.7	Trash removal
The leach feed slurry will be passed over a 15m2 trash linear screen to remove any tramp material before it is fed to the leach circuit. The screen undersize will be sampled, for metallurgical accounting and control, by the leach feed sampler as it gravitates to the leach and CIL circuit.

Oversize from the trash screen will be collected in a trash basket.

17.2.8	Carbon-in-Leach (CIL)
The trash screen undersize will gravitate into a 4m³ leach feed boil box. The boil box will channel the slurry into the first CIL tank, and a provision will be made to feed the second CIL tank from the box when leach tank 1 is off-line.

The CIL circuit will have a total of sixteen CIL tanks, with a total residence time of 11.5 hours. The slurry and carbon in the CIL tanks will be maintained in suspension by the action of the dual impeller CIL tank agitators, each with 22kW of installed power.

Each of the first ten CIL tanks will be equipped with a Kemix interstage wedge wire screen, which will prevent any migration of carbon from one tank to another during slurry inter-tank flow. The flow of slurry from one tank to another will be affected by the pumping action of the internal impeller mechanism of the interstage screens through an interconnecting launder system.

Each of the last six CIL tanks will be equipped with two 1.7mØ x 2.5mH air-swept interstage screens, each with 0.7mm aperture wedge wire. As in the case of the Kemix screens in the first ten CIL tanks, the air-swept screens will prevent any carryover of carbon from one tank to another during inter-tank slurry transfer.

NI43-101 TECHNICAL REPORT

Each screen will be periodically lifted from the tank onto a wash frame for cleaning. A spare screen will be provided to replace other screens during cleaning or maintenance of any screen. A high pressure, low volume wash pump will be used to clean blocked screens. A tower crane will be utilised to lift screens and for general maintenance purposes.

The cyanide solution will be added into the feed boil box from a ring man. A TAC1000 automatic cyanide analyzer will be used to ensure efficient addition of cyanide solution. A provision will also be made to manually add cyanide into the first three CIL tanks in the event that cyanide concentration is too low.

Lime slurry will be added into the leach feed boil box for pH adjustment. Blower air, at 250kPa, will be introduced (sparged) into the first ten CIL tanks for oxidation during gold dissolution.

Carbon will be transferred from the last (sixteenth) CIL tank through to the eleventh by means of airlifts that will utilise blower air at 250kPa. Interstage carbon transfer pumps will transfer carbon from the eleventh CIL tank through to the first. Loaded carbon will be pumped from the first CIL tank using a loaded carbon recovery pump to a 1.8mL x 0.9mW loaded carbon screen.

Eluted and regenerated carbon will be added to the last CIL tank or the second last tank if the last tank is off-line.

Spillage in the CIL area will be contained in a bund and pumped by two dissolution area sump pumps. The first sump pump will route spillage to the trash linear screen and the second pump will route spillage to the eleventh CIL tank.

Two safety showers will be provided and each will be activated by a foot pedal and equipped with an eye bath.

17.2.9	Carbon safety and detoxification
The tailings slurry from the CIL will gravitate to the first of 3 cyanide destruction tanks in series. A bypass facility will be provided to direct the tailings slurry to the second tank whenever tank 1 is off-line.

Sodium metabisulphite, copper sulphate and blower air (at 250kPa) will be added to the circuit to provide sulphur dioxide, copper catalyst and oxygen, respectively. The free cyanide and/or weakly bound metal cyanide complexes present in the tailings slurry will be oxidized to the less toxic cyanate (OCN⁻) according to the reaction:

CN¯ + SO₂ + O₂ + H₂O = OCN¯ + H₂SO₄

NI43-101 TECHNICAL REPORT

Lime slurry will be added into the circuit to neutralise the sulphuric acid that will be generated during the reaction, and thus maintain the pH within a range of 8 – 10.

The slurry exiting the third cyanide destruction tank will gravitate into a 2m³ safety screen feed splitter, where it will be split and fed to two 4.8mL x 1.5mW carbon safety screens. Any carbon that will escape from the adsorption section, as a result of damaged interstage screens, will be recovered as screen oversize and collected in a safety screen oversize basket. The screen undersize slurry will gravitate into a 20m³ guard screen undersize hopper. The final tails slurry will gravitate from the hopper to the tailings dam. A sample will be taken by an in-line pipe tails slurry sampler downstream of the tailings pumps.

Spillage in the carbon safety and detoxification area will be contained in a bund and pumped to the feed splitter using a spillage pump.

Two safety showers will be provided in this area. Each shower will be activated by a foot pedal and equipped with an eye bath.

17.2.10	Tailings dam storage and return
Process water from the tailings dam will be pumped by pontoon pumps to a 200m³ tank. Return water pumps will transfer water from this tank to another 200m³ tank, from where it will be pumped to a 1000m³ tank plant process water tank.

17.2.11	Acid wash
Loaded carbon from the first CIL tank will be pumped to a 1.8mL x 0.9mW loaded carbon screen. Spray water will be added onto the screen to wash the slurry off the loaded carbon. The slurry (screen undersize) will be returned to the first CIL tank. The washed loaded carbon will gravitate into a 7.6m³ acid wash hopper, and then to the acid wash column. The column will accommodate a loaded carbon batch of 3t.

During acid washing the acid wash pump will circulate dilute hydrochloric acid solution (~3% HCl) from a 10m³ acid wash tank through the acid wash column at a rate of 2 bed volumes per hour for a period of 1 hour. The acid exiting the column will return to the acid wash tank via internal strainers that will prevent any carryover of carbon.

At the end of one hour of acid washing, the acid wash pump will be stopped. The contents of the acid wash column will be rinsed with a volume of raw water equivalent to 2 bed volumes. The rinse effluent exiting the column will be directed to the carbon safety and detoxification circuit. Rinsed carbon will be hydraulically transferred to the elution column.

Periodically, typically after every 4 acid washes, the dilute acid in the acid wash tank will be too contaminated for further use. Caustic solution will be added to the acid wash tank to neutralize the acid. The neutralized solution will be pumped to the carbon safety and detoxification circuit. Fresh acid wash solution will be prepared by filling the acid wash tank with raw water to a pre-determined level and then pumping approximately 909 litres of 33% HCl in order to make up a 3% HCl solution strength.

NI43-101 TECHNICAL REPORT

Spillage in the acid make-up area will be contained in a bund that will have a spillage pump which will pump the spillage to the carbon safety and detoxification circuit.

A safety shower will be provided as a result of the use of acid solution in this area. It will be activated by a foot pedal and will be equipped with an eye bath.

17.2.12	Elution
Gold elution from the loaded carbon will be carried out using the AARL method.  The elution liquor (3% cyanide and 1% caustic solution) will be pumped from the eluate tank, via secondary and primary heat exchangers into the elution column under elevated temperature and pressure. This will promote a chemical reaction where gold adsorbed onto the carbon will be removed by washing with a number of bed volumes of hot water. The gold will thus be stripped from the carbon into the eluate solution.

The elution column will be operated under a pressure of typically 300 to 350 kPa. Heat required for the elution cycle will be provided by diesel fired elution heaters. The heater burners will heat up thermic oil, which will be used to transfer heat to the eluant solution entering the primary heat exchanger en route to the elution column. The pregnant electrolyte leaving the column will be cooled by the fresh eluant solution in the secondary heat exchanger. The primary heat exchanger will be a shell and tube type, while the reclaim heat exchanger will be a plate and frame type.

The pregnant electrolyte will flow out of the elution column into one of two pregnant solution tanks. The electrolyte will be pumped from either tank to the electrowinning cells. In the cells gold will be deposited on the stainless steel wool cathodes. The electrolyte will be pumped from the cells back to the pregnant solution tanks. At the end of the electrowinning cycle, the barren electrolyte will be transferred from the pregnant tanks to the barren solution tank, from where it will be pumped to the CIL circuit.

Two pregnant solution tanks are provided so that the completion of electrowinning of a batch of electrolyte and transfer of spent electrolyte to the barren solution tank will not delay the start of the next elution cycle.

Once gold has been stripped from a batch of loaded carbon, the elution cycle is complete. The eluted carbon will be hydraulically transferred from the elution column to the barren carbon boil box in the regeneration circuit or to the last CIL tank.

To reduce scale build up in the heat exchangers a descalant (sulphamic acid) will be dosed by the sulphamic acid dosing pump into the re-circulating eluant solution whilst the eluant pump is running.

NI43-101 TECHNICAL REPORT

Spillage in the elution area will be contained in a bund that has a spillage pump which will pump spillage to leach.

A safety shower will be provided in this area. It will be activated by a foot pedal and equipped with an eye bath.

17.2.13	Electrowinning
The pregnant solution (eluate) from the elution column will report to one of two CIL pregnant solution tanks. When the tank is sufficiently full and the electrowinning circuit is available, the eluate will be pumped to the electrowinning cells. The spent electrolyte will be pumped from the cells back to the pregnant tank.

Gold will be electrowon from the eluate using sludging type stainless steel wool cathodes.  It will deposit onto the cathodes as loosely adhering sludge. The circulation of the projected 63.5m³ of eluate will continue for about 9 hours and, in the process, the pregnant solution grade will decrease from a target of 120 to 5ppm.

When the electrowinning cycle is complete, the barren solution from the pregnant solution tank will be pumped to the barren solution tank. The barren solution will be pumped to the leach feed boil box in the CIL circuit or returned to the eluate tank in the elution circuit.

An electrowinning hoist will be provided to periodically remove loaded cathodes from the cells and route them to the cathode wash table in the gold room. Gold sludge from the cells will be collected in buckets and transferred to the vacuum pan filter in the gold room

A fume hood fan will be installed to extract potentially poisonous and explosive gases that evolve during electrowinning from the cells and discharge outside the gold room.

Owing to the use of caustic and cyanide in this area, two safety showers will be provided. Each safety shower will be activated by a foot pedal and equipped with an eye bath.

Spillage in the CIL pregnant solution tank and barren solution tank area will be contained in a bund and pumped to either of the two pregnant tanks or to the barren tank. Spillage generated in the electrowinning cell area will also be pumped back into one of the pregnant tanks. Spillage in the gravity pregnant tank area will be pumped into one of the pregnant gravity tanks.

17.2.14	Regeneration
At the end of an elution cycle, eluted carbon will be hydraulically transferred from the elution column to the barren carbon boil box. A provision will be made for eluted carbon to bypass the regeneration. The eluted carbon will gravitate from the boil box onto a 1.2mL x 0.6mW barren carbon dewatering screen. Excess water will be drained off as screen undersize, and the oversize (carbon) will gravitate into a 6.4m³ barren carbon storage hopper.

NI43-101 TECHNICAL REPORT

A pre-heater feeder barrel will transfer carbon from the hopper to a diesel-fired re-activation kiln at 400 kg/hr. The kiln, operating at 700 ⁰C, will treat the entire carbon batch in a period of 7.5 hours.

The regenerated carbon will be quenched with water at the kiln discharge before it can react with atmospheric oxygen. A kiln discharge feeder will transfer the quenched carbon into a 7.2m³ barren carbon transfer tank, from where it will be hydraulically transferred to a vibrating 1.2mL x 0.6mW re-activated carbon fines screen. The screen undersize (carbon fines) will gravitate into the guard screen undersize hopper. The screen oversize (activated carbon) will gravitate into the last adsorption tank.

17.2.15	Gold room
Loaded steel wool will be transferred from the electrowinning cells to the calcining furnace by the operator using the calcining oven trays. The filtered concentrate (sludge) from the vacuum pan filter will also be directed into the calcining furnace. The gold sludge will be placed in stainless steel calcining trays, up to 6 trays at a time and the trays will be loaded into the calcining furnace operated at 800⁰C for drying. The calcining trays will then be removed from the furnace and placed on a cooling table and allowed to cool down.

When the dried product from the calcining furnace has cooled down, it will be mixed with fluxes (stored in the flux storage box) in determined proportions. The gold sludge/flux mixture will be transferred to a smelting crucible which will, in turn, be placed in a diesel-fired smelting furnace operated at 1200 to 1400⁰C.

During smelting metal oxides will form slag and at the end of smelting the furnace crucible contents will be poured into cascading moulds mounted on cascading trolleys. The bullion will collect in the first mould with any excess collected in the second mould while slag will flow and collect in a slag collection crucible. A steel slab will be included to protect the concrete floor.

Once cooled, the gold bars will be cleaned, stamped and stored in the safe prior to dispatch.

The gold room will be equipped with a self-contained exhaust fan.

A safety shower will be installed in the gold room area. It will be activated by a foot pedal and equipped with an eye bath.

NI43-101 TECHNICAL REPORT

17.2.16	Consumables

17.2.16.1	Mill balls
Grinding media (50mm Ø balls) will be used in both the ball mills. For ease of transportation, grinding media will be delivered in drums (200 litres) and stored in a concrete bunker. Grinding media to mill 1 will be charged using a ball hopper and mill ball charger onto the mill feed conveyor. Grinding media to mill 2 will be charged using a 1t bottom discharge skip and a hoist.

17.2.16.2	Cyanide
Sodium cyanide will be delivered to site in 1t bulk bags and packed into wooden crates, to limit the danger of spillages during transportation. The bulk bags will be transported using a cyanide make-up hoist from the cyanide storage area to the cyanide mixing area, located in the reagent make-up area.

Prior to the addition of cyanide briquettes into the cyanide tank, the pH of the water in this tank will be adjusted to about 10 using caustic soda solution in order to prevent any formation of hydrogen cyanide at low pH values.

When the pH has been adjusted, the hoist will lift the cyanide bags to the bag breaker from where they will be discharged into a 21m3 covered cyanide mix tank. The tank agitator will ensure that cyanide briquettes will be completely dissolved during the make-up process to form a 25% cyanide solution by weight.

The cyanide solution will be transferred from the make-up tank to a 65m3 cyanide solution storage tank using the transfer pump.

One of the cyanide solution feed pumps will pump cyanide solution into the cyanide ring main from which cyanide will be tapped off into leach feed boil box or CIL tanks, intense leach reactor and eluant make-up tank.

A safety shower will be installed in the cyanide make-up area. It will be activated by a foot pedal and equipped with an eye bath.

Spillage in the cyanide make-up area will be contained in a bund and a spillage pump will be used to pump cyanide into the leach feed boil box.

17.2.16.3	Caustic
Caustic will be delivered to site in 25kg bags packed into wooden pallets. The 25kg bags on pallets will be transported using a fork lift from the caustic storage area to the caustic tank for make-up area. The dissolution of caustic will take place in a 5m3 covered caustic tank. Once delivered to the caustic area, the reagent hoist will be used to lift the caustic pallet to a platform on top of the caustic tank from where an operator will manually lift one 25 kg bag at a time to the bag breaker. The caustic pearls will be discharged into the caustic tank. The caustic tank agitator will ensure that the caustic pearls are completely dissolved during the make-up process to form a 20% caustic solution by weight.

NI43-101 TECHNICAL REPORT

The caustic dosing pumps will only be run for the time required to deliver the various quantities of the reagent to various distribution points, including the cyanide make-up, acid wash, elution, pregnant tanks and intense leach reactor.

A safety shower will be installed in the caustic make-up area. It will be activated by a foot pedal and equipped with an eye bath.

Spillage in the caustic make-up area will be contained in a bund and a spillage pump will be used to pump it into the leach feed boil box.

17.2.16.4	Lime
Un-slaked lime (quick lime) will be delivered to site in 1t bags and kept in a lime store. The bags from the lime store will be transferred by the lime loading hoist to the roller conveyor. The conveyor will move the bags closer to the lime bag hopper. Another loading hoist will lift the bags to the bag breaker where they will be discharged into the hopper. The hopper will be equipped with a dust filter that will help keep the operation dust free.

Lime powder will be transferred from the hopper to a 45m³ silo by means of a rotary feeder and a transfer blower. The lime silo will also be equipped with a dust collector. A rotary feeder and an inclined screw feeder will transfer lime from the silo, at a rate of 4t/h, to the lime slaker during the slaking period. An electric silo vibrator will be fitted at the bottom of the transfer hopper to enhance discharge of lime from the silo.

The lime slaker will continuously convert calcium oxide (quicklime) into calcium hydroxide or slaked lime in the form of slurry of controlled consistency, and dilute it to the required density of 15% by weight.

Water and lime will be added to the first compartment of the slaker in measured proportions and vigorously agitated by slaker mixers.

The shape of the vessel will promote efficient slaking and the overflow into the adjacent compartment will ensure the necessary retention time, thus preventing the discharge of un-slaked material.  The temperature will be between 70° and 75°C.

Slaked lime will overflow from the second compartment of the lime slaker onto a vibrating grit classifier for the removal of grit. The oversize grit will be stockpiled and removed by a front end loader, while the screen undersize will gravitate into the slaked lime sump fitted with a mixer to keep the lime particles in suspension. A lime transfer pump will transfer slaked lime to a 140m³ lime storage and dosing tank, where it will be kept in suspension by a mixer.

NI43-101 TECHNICAL REPORT

Lime slurry will be pumped to the ring main by the lime dosing pumps, one on-line and another on standby, to the milling, CIL and cyanide detoxification circuits. Unused lime slurry in the ring main will be returned to the dosing tank.

The spillage in the lime make-up area will be contained in a bund and transferred by a spillage pump to the grit classifier.

Owing to the presence of hot lime slurry in the make-up and dosing areas, a safety shower will be provided. It will be activated by a foot pedal and equipped with an eye bath.

17.2.16.5	Sodium metabisulfite
Sodium metabisulphite will be delivered to site in 1t bulk bags. The bulk bags will be transported using a fork lift from the storage area to the sodium metabisulphite make-up area.

The detoxification reagents hoist will be used to lift the bags to a bag breaker, from where they will be discharged into a 19m³ covered sodium metabisulphite mixing tank. The tank will be equipped with a mixer that will ensure that the powder will be dissolved completely during the make-up process to form a 25% sodium bisulphite solution by weight.

Sodium metabisulphite solution will be transferred from the make-up tank to a 21m³ dosing tank using a transfer pump.

Duty and standby variable speed hose dosing pumps will be used to pump sodium metabisulphite solution to the carbon safety and detoxification circuit at a controlled rate.

A mixing tank fan and a dosing tank fan will be used to extract any sulphur dioxide that will be generated during the make-up of sodium metabisulphite solution.

17.2.16.6	Copper sulphate
Copper sulphate will be delivered to site in 25kg bags on 1t pallets. The bulk bags will be transported using a fork lift from the storage area to the copper sulphate mixing area.

Once delivered to the makeup area, a hoist will be used to lift the pallet onto the platform where an operator will load the bags onto a bag breaker, from where they will be discharged into a 3m3 covered copper sulphate mixing tank equipped with a mixer which will ensure that the crystals will be dissolved completely during the make-up process to form a 15% copper sulphate solution by weight.

The 15% copper sulphate solution will be transferred from a make-up tank to a 7m³ dosing tank using the transfer pump.

NI43-101 TECHNICAL REPORT

Duty and standby variable speed hose pumps will pump the copper sulphate solution to the carbon safety and detoxification circuit at a controlled rate.

A safety shower will be installed in the sodium metabisulphite and copper sulphate make-up area. It will be activated by a foot pedal and equipped with an eye bath.

Spillage will be contained in a bunded area and spillage pumps will transfer the spillage to the safety screen feed splitter in the carbon safety and detoxification area.

17.2.16.7	Plant diesel
Plant diesel will be transferred from the main diesel storage facility to a 7m³ diesel storage tank from where it will be pumped by the diesel pump to a 2.2m³ header tank. Diesel will gravitate from the header tank to the elution heater, regeneration kiln and smelting furnace. Diesel for use in the laboratory will be pumped from the main diesel storage facility to a separate 2.2m³ header tank.

Excess diesel from the elution heater and regeneration kiln will return to the storage tank.

17.2.16.8	Carbon
Activated carbon will be delivered to site in 500kg bulk bags. The bulk bags will be transported using a fork lift from the storage area to the CIL circuit. When required, the carbon will be added into the last CIL tank.

17.2.16.9	Hydrochloric acid
Hydrochloric acid will be delivered in 290kg (210 litres) plastic drums at 33% strength by weight. The drums will be shrink-wrapped and palletized for safety reasons and easy storage. When required, the palletized hydrochloric acid drums will be transported using a forklift from the storage area to the acid wash area. Acid will be pumped from the drum using a drum pump.

17.2.17	Air services

17.2.17.1	Compressed air
Two air compressors, one working and one on standby, will deliver 180Nm3/h of compressed air, at a pressure of 750kPa, to the plant air receiver via one of the air filters.  The receiver will distribute compressed air to the lime make-up area, workshop and various points in the plant for general usage.

Instrument air will be supplied by a dedicated compressor. An instrument air drier and filters will be provided in order to ensure that instrument air will be moisture-free and of good quality prior to storage in an air receiver.

A provision will be made to supply air from the discharge of the plant air compressor to the instrument air filters and dryer, if the instrument air compressor is off-line.

NI43-101 TECHNICAL REPORT

All three compressors will be housed in a compressor shed.

17.2.17.2	Blower air
There will be three aeration blowers, two on-line and one common standby. The first blower will provide oxidation air (at 250kPa) to the first ten CIL tanks and the three cyanide destruction tanks. The second blower will provide air to the airlifts in the last six CIL tanks for carbon transfer.

Leach aeration blowers, one on-line and another on standby, will deliver 1579Nm3/h of blower air (at 250 kPa), which will be distributed to the leach and CIP and carbon safety and detoxification circuits.

17.2.18	Water services

17.2.18.1	Water abstraction and storage dam
Raw water from a storage dam will be drawn by two centrifugal pumps (both on-line) and transferred to a raw water tank and a process water tank in the plant. A third pump will be provided as a standby pump.

17.2.18.2	Process water
Return water from the tailings storage facility and raw water top-up from the raw water storage tank will constitute process water. This water will be directed to a 1000m³ process water tank.

Duty and standby low pressure high volume process water pumps will transfer process water to the scrubber, ball mills and the gravity scalping screen.

High pressure spray water pumps, one on-line and another on standby, will distribute spray water to several screens throughout the plant.

A high pressure hosing water pump will be used to supply hosing water to the plant.

17.2.18.3	Raw water
Raw water from a storage dam will be routed to a 1000m³ raw water tank located close to the processing plant and alongside the process water tank

Raw water pumps will be used to distribute water to the crushing and milling areas (for dust suppression), intensive cyanidation, reagents make-up, potable water supply, carbon transfer, process water top-up, gland water tank top-up, final tails sump flushing water and high pressure wash pumps.

Gravity concentrator fluidising water requirements will be provided through the use of dedicated pumps.

NI43-101 TECHNICAL REPORT

17.2.18.4	Potable water
A raw water break tank will receive raw water from the raw water pumps.  The raw water will undergo purification in the water treatment plant. Purified (potable) water will be pumped to a 100m³ potable water storage tank.  The backwash/rinse water from the water treatment plant will be directed to the storm water drain.

Two potable water distribution pumps, one on-line and one on standby, will supply water to the safety shower and potable water headers via a hydrosphere, which will be used to maintain pressure in the potable water system.

17.2.18.5	Gland water and safety shower water distribution
Gland water pumps, one on-line and another on standby, will transfer gland water from a 10m³ tank to the glands of all slurry pumps that require gland water.

Potable water from the hydrosphere will be distributed to various safety showers throughout the plant.

17.3	TAILINGS MANAGEMENT FACILITY (TMF)

17.3.1	Production rates and design life
Based on information supplied to Metago by SENET, the new TMF must accept 1.3Mtpa of solids (oxide ore only) for the first year and 1.7 MTPA for the remainder of its 8.5 year life providing the need for a TMF with a storage capacity of 14.3Mt (million tonnes) of solids i.e. as per the current design criteria under which the TMF has already been designed.

17.3.2	Particle size distribution and specific gravity
The tailings particle size distribution, adopted from the 1.3MTPA study, is summarised as follows:

➢	100% passing 2mm (by mass);
➢	96% passing 0,85mm (by mass);
➢	69% passing 0,075mm (by mass);
➢	55% passing 0,020mm (by mass).

Based on the above grading analyses and previous laboratory test work, the material classifies as a “CL” material according to the Unified Spoil Classification System i.e. a low plasticity clay although it borders on being a “ML” (silt).

17.3.3	Slurry characteristics
The tailings slurry, adopted from the 1.3MTPA study, was taken as 37% solids by mass (provided by SENET) which at a particle specific gravity of 2.84t/m3 yields a slurry bulk density of 1.32t/m3.

NI43-101 TECHNICAL REPORT

From the high rates of rise that is expected at the TMF, an average dry density of 1.05t/m3 for a pool size of 30% is a reasonable estimate for the storage requirements and rate-of-rise assessment.

The table below, adopted from the 1.3MTPA study, presents the expected geotechnical parameters that the tailings will exhibit through its life.

TABLE 17.3-1 - TAILINGS PARAMETERS

SOURCE	UNIT	VALUE
TAILINGS SLURRY
% SOLIDS BY MASS	% m/m	37
PARTICLE SPECIFIC GRAVITY	t/m3	2.83
SLURRY DENSITY (BULK)	t/m3	1.32
DRY DENSITY	t/m3	0.49
MOISTURE CONTENT	%	170
SLURRY VOID RATIO (e)		4.82
DEPOSITED TAILINGS
AVERAGE BULK DENSITY (SATURATED	t/m3	1.51
AVERAGE DRY DENSITY	t/m3	0.80
MOISTURE CONTENT	%	88
INSITU VOID RATIO		2.50
DEPOSITED, FRESHLY CONSOLIDATED TAILINGS
AVERAGE BULK DENSITY (SATURATED	t/m3	1.68
AVERAGE DRY DENSITY	t/m3	1.05
MOISTURE CONTENT	%	60
INSITU VOID RATIO		1.70

17.3.4	Survey information
Survey information used in the study has been provided by Banro’s in-house survey department as point data and as an electronic contour map.  Aerial photography of the area concerned has also been provided.  The survey is based on a combination of the aerial survey completed in 2008 and more recent ground survey.

17.3.5	Climate data summary
Details on the climate are provided in the report “Surface Water Investigations for the Twangiza Gold Project” by Metago dated April 2010. In summary the area has relatively high rainfall of about 1.3m/year, evaporation of 1.2m/year, with the rainfall season lasting from October to May while the 4 month dry spell is from June to September.

NI43-101 TECHNICAL REPORT

The design storm events are as follow:

➢	1:50 year 24 hour storm event is 235mm;
➢	1:100 year 24 hour storm event is 289mm;
➢	1:200 year 24 hour storm event is 356mm.

17.3.6	Rate of rise of tailings
The study requires the development of stage capacity relationships for the tailings dam in order to define the relationships between volume, area, height, rate of rise and production rate of the facility at any point in time during the design life.  The stage capacity relationships are used to monitor the rate of rise of the tailings dams and to determine the required height of the start embankment of the tailings facility.

The stage capacity curves, shown in the figure below, indicates that a starter wall with a crest elevation of 2030.5m AMSL is required for a 1.5 year capacity or 2.2Mt.

FIGURE 17.3-1 - TMF STAGE CAPACITY CURVES

17.3.7	Conclusions
The main conclusions in the TMF study are summarised as follows:

➢	A starter wall with a crest elevation of 2030.5 m AMSL is required to store 1.5 years of tailings;
➢	The increased production rate decreases the TMF LOM from 11 years for 1.3MTPA to 8.5 years for 1.7MTPA;
➢	The wall has to be raised at an increased rate to its full LOM height within 7 years of commissioning;
➢	The capital cost estimate for the starter wall is approximately US$20.9M (Year 0);
➢	The total sustaining capital required is approximately US$70.1M (Year 1 to Year 8);

NI43-101 TECHNICAL REPORT

➢	The above cost accuracy is based on current rates (i.e. no escalation) and is considered to be accurate to -15% +25%.

It must be stressed that a starter wall for a start-up basin capacity/life of 1.5 years as opposed to the recommended minimum of 2 years) increases the risk of potentially not being able to deposit  tailings at the end of the 1.5 years if the wall raise is not in place at that time.  Typical factors that need to be considered in assessing this increased risk include:

The vast majority of each wall raise can only be undertaken the 4 dry months of the year (possibly extending to 6 months at best) and hence only one dry season may be possible in the 1.5 year period. A 2 year period allows potentially the use of 2 dry seasons for the first wall raise.

Sufficient plant and equipment must be provided based on the application of an efficiency factor due to maintenance, break downs, rain related delays, and where the actual futures borrow areas will be located along with their haul road development etc.

The footprint or size of each wall raise is limited even though the volume placed is large i.e. there is limited “working” area or space to move plant (place, spread, compact, test etc) and this would need to be evaluated in detail.

17.4	INFRASTRUCTURE AND OTHER SITE SERVICES

17.4.1	Main access road
The 31 kilometre section of track connecting Twangiza to the N2 from Bukavu has been widened and upgraded along its entire length. Three bridges were replaced with new structures and drains and culverts installed wherever necessary. The greater part of the road surface, including all steep inclines, has been capped with suitable sheeting material and the road is in good condition and is able to be used throughout the wet season. Sheeting operations will continue until complete as and when equipment is available.

 A further 6km of temporary access road was established between the exploration camp and the plant site. All construction equipment and plant infrastructure has been transported, without incident, up this road.

The road from the N2 to Twangiza was extended by a further 5 kilometres to provide access to the bottom of the tailings management facility (TMF) for construction purposes. In addition, a road was established from the plant site to a position above the TMF wall. Pipelines will be installed along this route to convey tailings from the plant to TMF and return water back to the plant. A design has been completed that will connect these two sections of road to provide the permanent access to site.

NI43-101 TECHNICAL REPORT

17.4.2	Plant and Mine site roads
Roads have been established between accommodation and areas of infrastructure. Haul roads will be designed to connect identified mining areas, based on the latest mining schedules, to the plant and stockpiles..

17.4.3	Security
Various levels of security are to be established within the Process Plant area.

The entire mineral processing plant from primary crushing through to the gold-smelting would be completely enclosed to create a high-security area. The 6m high fence would comprise galvanised, anti-cut, anti-climb panels including a smart coil on the top. A no-go zone would be created by the re-location of existing diamond mesh /barbed wire fencing to the outside of the primary fence, this fence is to be ultimately replaced by a fence of similar specification to the primary. The electrowinning and gold room area would be further enclosed within the high-security area. Stormwater and Sewage systems within this area will exit the boundary fence via gold-trap structures.

A medium security area adjacent to the process plant is to be established containing the reagent storage and make-up areas, the fuel farm and power plant. The external perimeter to this area would be established utilising the diamond mesh/barbed wire fencing currently used for construction purposes. This fence would ultimately be replaced by a fence of a higher specification. Within this medium security area a secondary fence is to be established around the plant stores area.

The administration area comprising offices, training centre and clinic is to be contained by a fence similar to, but of a lower specification than that of the process plant and plant stores area.

A plant wide CCTV system would be established, together with a complimentary lighting system, in order to provide for adequate perimeter monitoring. The security control room would be equipped with recording and storage equipment and remote monitoring of the CCTV system.

A single access point to the process plant area will be the primary access control system comprising vehicular boom gates, manned 24 hours per day. Secondary access control will be provided to the administration area, the plant store and the high-security areas.  Tertiary access control is to be established for the gold-room

The increase of throughput from 1.3MTPA to 1.7MTPA is not expected to impact the security requirements of the process plant.

NI43-101 TECHNICAL REPORT

17.4.4	Power requirements

17.4.4.1	General
The power generating plant at the Twangiza operation is rented from Aggreko, and Aggreko is also operating the plant. To accommodate the increase in power demand associated with the upgrade of the process plant to 1.7MTPA, provision has been made in the capital cost estimate for additional containerised generator modules. Currently Aggreko will be installing 11 off 1250 KVA generator modules, which have been de-rated by 17% as a result of the site’s altitude. One additional Aggreko generator may be required once the final power requirements for the infrastructure outside the plant area has been finalised. A detailed load flow forecast will be done during the implementation phase to confirm this.

The existing electrical infrastructure is deemed to be sufficient for the planned upgrade to 1.7MTPA. This includes medium voltage switchgear, transformers and cabling, with the exception being the 400 volt motor control centres which will need to be extended. Provision in the mobile switch rooms, housing these motor control centres, has been checked, and confirmed that the necessary required space is available.

17.4.5	Communications
External telephone communications are currently provided by one cell phone operator. The network was recently upgraded from a satellite link to microwave and is operating well. In addition, another operator is currently busy erecting a tower on site which will provide a second option.

Internet connectivity is provided by two satellite systems, one at the plant site and the other at the exploration camp. The plant, administration area and stores area are linked via a fibre optic network.  A microwave link will be established between the two satellite systems at the exploration camp and plant site to provide backup should one system breakdown.

17.4.6	Sewage collection and treatment
Various ablution block/s have been provided in the relevant areas within the process plant and associated infrastructure, to which potable water from a water treatment plant is provided. All sewage is piped to septic tank and French drain systems outside the boundaries of the existing terraces. Gold-traps are to be installed on the lines where sewage pipes cross the high security fencing of the process plant area.

The increase of throughput from 1.3MTPA to 1.7MTPA is not expected to impact the sewage requirements of the process plant.

17.4.7	Fuel and lubricant storage and distribution
Fuel is delivered to the mine from Mombasa or Dar-es-Salaam by road tankers. The current fuel facility at Twangiza consists of one 80,000 litre tank adjacent to the bonded lay down area and a further two 80,000 litre tanks south of the plant site in the proposed mine workshop area.

NI43-101 TECHNICAL REPORT

An office for fuel personnel is being established adjacent to the bonded lay down area and equipment, including a particle analyser, is already on site.

The main fuel farm is currently being constructed and falls within the plant security fence. Two 1 million litre vertical tanks will be used for storage purposes and two 80,000 litre day tanks will provide fuel to the plant and generators.

A fuel management system will be installed to monitor all tank levels and all issues to bowsers and equipment in the field.

17.4.8	Architectural (building) specifications

17.4.8.1	Buildings purchased with plant
An administration area has been established including the following buildings:

➢	Administration Offices
➢	Boardroom
➢	IT office
➢	Training centre
➢	Clinic
➢	Accommodation units

These buildings are of various construction including prefabricated mobile units provided with the Australian equipment, new prefabricated modular poly-core panel buildings, converted shipping containers and a clay-brick structure with steel truss and sheeting roof.

The buildings to be provided within the high-security plant area include:

➢	Security/Clean-Dirty changehouse complex
➢	Ablutions
➢	Canteen
➢	Plant Offices
➢	Plant Workshops
➢	Plant Control Room
➢	Gold room and Electrowinning

These buildings are all to be provided by the conversion of shipping containers, with the exception of the gold room for which the prefabricated mobile units provided with the Australian equipment is to be re-used. Between the containers of the workshop a concrete slab is to be provided with a steel truss and sheeting roof spanning from the relevant containers.

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The medium security area is to include the following buildings:

➢	Laboratory
➢	Ablutions
➢	Canteen
➢	Stores office

These buildings are to be provided by the conversion of the shipping containers.

The increase of throughput from 1.3MTPA to 1.7MTPA is not expected to impact the building requirements of the process plant.

17.4.8.2	Process plant warehousing and workshop
Reagent warehouses have been established of steel framed, steel-sheet cladding construction founding on concrete floor slabs and bases. These are located outside but on the boundary of the high-security plant area, on the main plant terrace. The warehouses areas have been calculated based on the consumption of the relevant process plant consumables, as well as reasonable storage durations based on origin of supply and transport risk.

A general plant store area is to be established centrally on the main plant terrace and fenced off. One 12m shipping container will be converted into offices for this store, and a further 5 such containers are to be converted with the relevant racking and shelving to provide enclosed storage.

Plant workshops are to be established both inside and outside the high-security area. These workshops are to be created by the conversion of 12m shipping containers, between which concrete floor slabs are to be cast and a roof structure of steel trusses and sheeting provided spanning between these containers.

The increase of throughput from 1.3MTPA to 1.7MTPA is not expected to impact the warehousing and workshop requirements of the process plant, however the storage durations are consequently reduced by the increase in consumption of the relevant reagents, possibly increasing risk of stock depletion.

17.4.8.3	Process plant ancillary infrastructure
A weighbridge provided with the second hand equipment is to be installed at the Twangiza plant.

17.4.8.4	Accommodation
A camp has been established immediately to the south of the process plant to provide accommodation during construction of the plant. This camp is able to accommodate some 184 personnel, comprising 16 duplex units as well as dormitory units.

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Additional buildings have been erected to provide a dining area, kitchen, food storage, recreation, laundry facilities and offices.

The buildings are of prefabricated modular poly-core panel construction

A borehole has been established some 500m to the south of the construction camp, from which water is piped to the water treatment plant located in the camp. Sewage lines and septic tanks have been constructed within the camp facility. Power reticulation cables have been placed in trenches.

On completion of construction and commencement of operations the camp will be reduced as appropriate to provide accommodation to operational staff of the mine.

Various satellite camps are to be established to provide accommodation, including security barracks comprising clay brick buildings and that for earthmoving equipment operators of earthmoving equipment comprising converted shipping containers.

The tented camp previously established for exploration purposes has been maintained to provide accommodation for the Civil and Earthworks contractor as well as Banro staff during the construction phase.

The increase of throughput from 1.3MTPA to 1.7MTPA is not expected to impact the accommodation requirements of the process plant.

17.5	ENVIRONMENTAL CONSIDERATIONS
SRK (SA) conducted an Environmental and Social Impact Assessment as part of the Updated Feasibility Study that was filed on www.sedar.com (the technical report is entitled “Updated Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” and dated 17th July 2009). SRK has not done any further Environmental Investigations or undertook any additional Social Impact Assessments since the report was filed. Banro has in the interim undertaken a relocation program as part of the mine construction and has also considered an alternative site for the Tailings Storage Facility.

17.5.1	Environmental and social impact assessment status
The project is working to international best practice standards in environmental and social appraisal. SRK (SA) was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment (ESIA) report and associated environmental and social impact mitigation and management plan (ESMP). The legal situation regarding compliance with DRC environmental assessment and reporting requirements is unclear, in the light of the fact that Banro’s Mining Convention constitutes an Exploitation Permit as contemplated in the DRC Mining Code. The ESIA is thus being written to meet potential lenders’ Equator Principles standards, which will cover DRC requirements, although some specific elements might have to be formulated slightly differently in order to meet DRC requirements for reporting. In an attempt to meet Banro’s programming requirements and the IFC/WBG requirements for a year of data on environmental parameters, environmental surveys and the social study started during the pre-feasibility phase, at a point where project infrastructure location, layout and design were neither settled nor advanced. Some work may thus have to be re-done to incorporate late changes, should these occur. It has also meant that the ESIA has run ahead of engineering studies, so that the impact assessment and management plans are not yet complete due to the lack of certain data and of documentation on Project design.

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TABLE 17.5-1 - SUMMARY OF KEY LEGISLATION AND RELEVANT COMPLIANCE

LEGISLATION	COMPLIANCE
EXPLOITATION (MINING) PERMIT

In terms of Title V of Decree no 038/2003, the company must apply for an Exploitation (mining) Permit. In order to apply for such a permit the company must be the title holder of a valid Exploration Permit(s)
Banro holds exploitation permits

ENVIRONMENTAL IMPACT STUDY (EIS) AND ENVIRONMENTAL MANAGEMENT PLAN (EMP)

The environmental obligations are set out in Title XVIII of decree no 038/2003. With the exception of temporary quarrying, any mining operation requires an approved Environmental Impact Study (EIS*) and an Environmental Management Plan for the Project (EMPP*).

An Environmental and Social Impact Assessment (ESIA)* and Environmental and Social Management Plan (ESMP*) are in progress, not yet submitted to DPEM.
Draft specialist baseline study reports are complete on:

Hydrology, water quality, soils, air quality, noise,
Schedule IX (Contents of EIS and EMPP) sets out the contents of the EIS and the EMPP and provides detail regarding specific management measures and standards that are required.	aquatic ecology and terrestrial flora and fauna; Social baseline surveys and census leading to the development of a Resettlement Action Plan (RAP)

* EIS = ESIA; EMPP = ESMP, ESIA and ESMP being IFC/WBG/international terminology	The following management plans have been prepared as part of the Environmental and Social Management plan (ESMP – equivalent to EMPP):
Resettlement Action Plan
Stakeholder Engagement Plan
Community Development Plan
Conceptual Rehabilitation and Closure Plan

The ESIA and ESMP will be completed when the following outstanding information and data are available and documented:
Final Project infrastructure layout and feasibility-level design;
Hydrogeology: Hydro geological drilling (quantitative yield data) in pits, plant site, waste rock dumps, tailings dam;
Geotechnical drilling all sites;
Flow gauging continued for 1 year (to August 2009)
Monthly water quality monitoring for 1 year (to May 2009)
Monthly dust fall monitoring for 1 year (to August 2009)
Testwork/laboratory analysis: Acid rock drainage testwork on tailings and waste rock samples;
Full chemical characterization of tailings samples

The following management plans will be prepared once outstanding information is available and the impact assessment is complete:
Community Health and Safety Plan
Occupational Health and Safety Plan
Labour and Human Resources Plan
Security Plan
Integrated Waste Management Plan
Emergency Response and Preparedness Plan
Rehabilitation and Closure Plan

Public disclosure meetings to discuss the draft ESIA and ESMP will be completed before the reports are finalized.

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17.5.2	Key risks to the project

17.5.2.1	Social

Social conflict arising from involuntary resettlement
The SRK study for the project as contemplated in 2008 has estimated that 1,860 households consisting of 11,532 individuals, most of them resident or with land between the Twangiza and Lulimbohwe rivers, would be affected by the project as contemplated in 2008; of which 1,257 households (+/- 25) would be subject to phased displacement and resettlement as project infrastructure develops. Probably 345 registered artisanal mine pit bosses and approximately 1,725 workers will be displaced from their operations, many of these included in the 11,532 total.

However, only 850 households comprising approximately 5,300 individuals will  be involved in resettlement within the period March 2010 and April 2011, during the phase of the project contemplated in this document. The figure given above for artisanal mine pit bosses and for artisanal miners is unlikely to change.

The number of households to be resettled from the tailings dam basin was calculated for site TMF6, but if the location of the tailings facility changes to TMF1, new estimates will have to be made and a public consultation process initiated in that area.

Risks associated with social conflict due to involuntary resettlement will be managed through implementation of the resettlement action plan (RAP). The cost of implementing the RAP, excluding an allowance for contingencies, is calculated to be US$18,8  million, which represents a 38% increase in the original estimate by the SRK team. This increase is attributable in the main to the use by the consultants, of a rate for financial compensation set in 2005, and more certainty on various costs in 2009 than could be estimated in 2008.

The RAP process in 2008 was not without problems, local political conflicts unavoidably affecting Project activities and preventing the completion of the 100 percent census survey. However, by staying the course and sticking to clearly articulated principles in dealing with affected communities, Banro and its consultants were able to work through most problem areas and to develop credible data and resettlement strategies. However since August 2009, under the auspices of the RAP implementation project, outstanding householder census surveys have been completed and a large sample of artisanal miners has been surveyed. The resultant data has been added to the social survey database, and discounting that the original data is now over a year old, the data is significantly representative and credible, and will form the basis for implementation.

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It is evident from the engagements with the community described in the note on the level and adequacy of public consultation above, and from comparison of photographic records from the survey in 2008, against the situation on the ground in 2009, that the Resettlement Project team will have to contend with opportunism and inflated expectations on the part of the project affected part of the community. A rash of speculative building has taken place after the cut-off date for compensation for building structures in mid 2008, and such structures will be disqualified on the basis of survey evidence, which will give rise to tensions within the consultation process between the Resettlement Project team and the community. The Minister for Mines has issued an order for the immediate cessation of the building of speculative structures, but this has not been well enforced by the local Chef de Poste. In addition, unjustified expectations on the part of the community that their current dwellings which are on average 20m² in extent, will be replaced by three bed room structures of over 40m² in extent will also increase the temperature of the consultations which have commenced around housing design, notwithstanding that no replacement house of less than 25m² will be built by the mine, with brick and tin replacing mud and thatch in most cases.

It is also anticipated that the consultations with artisanal miners, around alternative livelihood strategies to address their imminent cessation of activities on the mine footprint, will be robust. The artisanal miners, with no legal right to continuance of their mining activities on mine ground, will likely contend that they be compensated for loss of career. These consultations will increase in intensity over the last part of 2009, and require to be concluded by the end of the year. The outcome may well be one involving a degree of legal enforcement of mine rights rather than pure joint compromise.

Local political conflicts and local government capacity
There is a longstanding local political conflict in the Twangiza area relating to the traditional chieftainship succession. This has affected Banro activities and will continue to do so. It is exacerbated by poor local and regional government capacity and the remoteness of central government authority, which plays out in conflict for control of resources. Local government authorities are deeply involved in the artisanal mining set-up and are apparently undeterred by legalities.

17.5.2.2	Biophysical aspects
The environment in which the project will be developed is highly disturbed and has little intrinsic conservation value. However, there are potential liabilities associated with the residual impacts of the extensive artisanal mining that has taken place in the Project area, and risks, some of them associated with lack of adequate information

Geotechnical
➢	Tipping of rock waste down steep slopes on substrates some of which have a propensity to slump, may cause landslides, leading to loss of life and property. The seismic risk adds to this risk;
➢	Geotechnical risks to project infrastructure location have not been investigated;

Hydrogeology
Lack of sufficient data to assess the groundwater impacts of the Project.

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Surface water
Due to the paucity of detailed hydrological data available for the project area and in particular the TMF catchment above the proposed diversion, high event storm flows have not yet been accurately established. Diversion facilities for a proposed valley fill TMF require to be validated. In the event that high storm event river flows are at a level that they cannot be efficiently and safely diverted by the current TMF arrangement, alternative arrangements may be required.

Water quality
Surface water chemistry

➢
Metal and metalloid contamination (arsenic, chromium, lead, iron, manganese) is severe at many of the sampling points downstream of artisanal mining areas, although no mercury has been detected. Mercury may be adsorbed onto riverbed sediments, but these have not been tested;

➢	Liabilities associated with chemical contamination of river water and riverbed sediments due to previous artisanal mining – notably in the Twangiza River – will need to be quantified and assessed.

Ground water chemistry

➢
High background levels of arsenic occur in some artesian boreholes drilled in the mine area. Levels exceed the arsenic standard for drinking water. The Project will need to test all wells before releasing the water for human consumption and, if high arsenic levels are present, would have to treat the water.

➢	Twangiza ore body lithology is indicated for acid rock drainage potential. This risk has not been tested sufficiently.

17.6	OPERATING COSTS

17.6.1	Summary
The plant operating costs were compiled from a variety of sources notably:

➢	First principles, where applicable;
➢	Supplier quotations on reagents and consumables;
➢	SENET’s experience.

The major cost elements of the plant where estimates were made were:

➢	Process plant operating labour;
➢	Plant maintenance labour;
➢	Reagents and consumables;
➢	Power;
➢	Maintenance supplies.

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Escalation, depreciation and taxation were not taken into account in compiling the operating costs. In addition, no contingencies were allowed for in this stage of the estimate of operating costs as there is a moderate level of confidence in the reagent consumptions determined during testwork and the subsequent quotations from the suppliers.

A summary of the operating cost for the process plant is shown below.

TABLE 17.6-1 - SUMMARY OF OPERATING COSTS

ITEM	UNIT	VALUE
MINING OPERATING COSTS
ANNUAL UNIT MINING OPERATING COST	US$/t processed	4.93
ANNUAL UNIT MINING OPERATING COST	US$/oz	73.11
PROCESSING PLANT OPERATING COSTS
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/t processed	17.77
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/oz	263.22
GENERAL and ADMINISTRATION COSTS (INCL. ASSAY COSTS)
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/t processed	2.81
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/oz	41.62
ROYALTY and REFINING CHARGES
ANNUAL UNIT ROYALTY and REFINING OPERATING COST	US$/t processed	1.08
ANNUAL UNIT ROYALTY and REFINING OPERATING COST	US$/oz	16.00
TOTAL OPERATING COSTS
ANNUAL CASH OPERATING COST	US$/t processed	26.59
ANNUAL CASH OPERATING COST	US$/oz	395

17.6.2	Basis of estimate

17.6.2.1	Mining general
The mining operating costs were based on an owner operated system as opposed a contractor operated system. Unit costs were obtained from recent similar studies prepared by SRK. The estimation of mining operating costs by period was based on assumed equipment performance and unit operating costs.

17.6.2.2	Plant operating labour
This was derived from first principles using assumptions and costs estimated in the previous feasibility study.

17.6.2.3	Plant maintenance labour
This was derived from first principles using assumptions and costs estimated in the previous feasibility study.

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17.6.2.4	Plant consumable materials
This was derived through a combination of projected reagent consumption, obtained from test work and delivered reagent costs.

17.6.2.5	Power
The average continuous monthly power consumption for process plant was determined by taking into account the power rating for each piece of major equipment and the projected running times as outlined in the design criteria.  The power costs were then determined by taking into account the operating costs and the calculated monthly kWh.

17.6.2.6	Plant maintenance costs and supplies
This cost has been obtained by applying a 5% factor to the mechanical equipment cost.

17.6.2.7	General and Administration costs (including assay costs)
This caters for administration labour; which has been derived from first principles and a range of other costs associated with administration such as camp costs, office supplies, telephones, computers, safety supplies, clinic supplies, vehicles, insurance, head office etc.

17.6.2.8	Administration tax
An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

17.7	CAPITAL COSTS

17.7.1	Introduction
As part of this economic assessment, capital costs were estimated for the upgrade of the Twangiza Project from 1.3Mtpa to 1.7Mtpa. The total project cost of US$209M for the 1.3Mtpa scenario was used as a base, and the capital costs associated with additional mining and processing plant equipment was added, along with other capitals costs viz. sustaining capital, fleet replacement, power plant demobilization and mine rehabilitation and closure costs. Capital costs were estimated by a number of independent consultants including:

➢	SRK Consulting (Mining);
➢	SENET (Plant, Infrastructure and Site Services);
➢	Metago (Tailings Management Facility).

These capital costs do not take into account ongoing exploration, feasibility studies, financing or interest costs.

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Table 17.7-1 - TWANGIZA CAPITAL COST SUMMARY

ITEM	VALUE (US$’000)
CAPITALISED EXPENDITURE
MINING – SUSTAINING CAPITAL (ADDITIONAL FLEET TO MINE 1.7MTPA)	12,358
TAILINGS – SUSTAINING CAPITAL	71,420
POWER PLANT DEMOBILIZATION	113
MINE REHABILITATION AND CLOSURE	3,385
TOTAL – CAPITALISED EXPENDITURE	87,275

NON-CAPITALISED EXPENDITURE
MODIFICATIONS TO PROCESS PLANT
MACHINERY AND EQUIPMENT	2,703
EARTHWORKS AND CIVILS	197
PLATEWORK, STRUCTURAL AND PIPING	1,340
ELECTRICAL AND INSTRUMENTATION	613
SPARES	98
VENDOR SERVICES	58
TRANSPORTATION	425
EPCM	3,890
CONTINGENCY	1,744
TOTAL - NON-CAPITALISED EXPENDITURE	11,068

The capital required for the modifications to the process plant (non-capitalised expenditure) would be funded independently and this capital has not been factored into the financial model.

17.7.2	Estimate accuracy
The accuracy of the capital estimate is expected to be within ±30%.

17.7.3	Basis of estimate
The estimate has been prepared based on the work break down structure and following methods used:

17.7.3.1	Mining fleet
The additional mining fleet required to increase the annual throughput from 1.3Mtpa to 1.7Mtpa was calculated using actual delivered equipment cost (already delivered to site) multiplied with the anticipated increase in equipment quantities to extract the additional ore and waste.

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17.7.3.2	Plant mechanical equipment
All plant major equipment sizes were determined from process design information and calculated mass balances, and costs were obtained by using a single check price from SENET’s approved vendor list.

17.7.3.3	Process plant earthworks and civils
Material take-off quantities and costs were estimated from the current 1.3Mtpa project’s implementation cost budget.

17.7.3.4	Structural steel
Material take-off quantities and costs were estimated from the current 1.3Mtpa project’s implementation cost budget.

17.7.3.5	Piping
A material take-off for the replacement pipeline on the cyclone feed system was priced from actual material take-offs and piping costs from the current 1.3Mtpa project’s implementation cost budget. Allowances were made for the additional piping required in the acid wash, elution and electrowinning areas, using experience from previous projects.

17.7.3.6	Electrical and instrumentation
Additional electrical costs associated with the increase to 1.7Mtpa were derived from first principles, using revised drive lists and power draws to define where new motors, switchgear and cabling would be required.

17.7.3.7	Spares
A factor of 5% of the new mechanical equipment costs were used as an allowance for spares.

17.7.3.8	Installation costs
Discipline installation costs were factored as a percentage of supply cost. The factors were derived from similar projects and studies executed by SENET.

17.7.3.9	Transportation
Transport was factored as 12% of the cost of equipment and commodities that would require shipping and transport to site. These factors were derived from SENET’s experience with logistics associated with the current Twangiza 1.3Mtpa project.

17.7.3.10	First fills
No allowance was made for first fills, as no additional first fills would be required when upgrading the process plant to 1.7Mtpa.

17.7.3.11	Vendor services
The cost for vendor services includes all items where the presence of vendors is required during the construction phase in order for guarantees to be honoured. It also includes items where construction supervision is required, specifically on the installation of the mills. A factor of 5% of the new mechanical equipment costs were used as an allowance for spares.

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17.7.3.12	Power plant
A cost provision of US$113,000 has been made to cater for costs associated with mobilization of additional generator sets.

17.7.3.13	Camp/accommodation village
No additional cost provision has been made as the camp and accommodation facilities were deemed to be sufficient to allow for the expansion to 1.7Mtpa.

17.7.3.14	Site buildings
No additional cost provision has been made as the camp and accommodation facilities were deemed to be sufficient to allow for the expansion to 1.7Mtpa.

17.7.3.15	Tailings management facility
A schedule of quantities has been drafted for the construction of the preparatory works for the TMF only, as the stream diversions required remains the same as for the 1.3Mtpa study.  Construction rates have been based on rates supplied by Banlaw. The assumption has been made that 3m of material must be removed under the foundation of the wall which must be replaced with suitable compacted fill.  Additional assumptions include:

➢
Crest width of 10m.  Appendix XIV of the DRC Mining Regulations requires a crest width of greater than H/5 + 3m.  This translates into a crest width of approximately 13,0m for the 2 year starter wall, increasing to 25,0m for the LOM.  This would have a significant impact on the wall volumes and needs further clarification with the authorities;

➢	Banlaw rates are based on the assumption that all fill will be sourced from within a 1,5km radius.

The TMF costing excludes:

➢	A fence line around the TMF. This requires discussion and clarification given the presence of many locals in the area and the high potential for drowning if no measures are put in place;
➢	Any lining of the TMF basin or any other ARD mitigation measures;
➢	Detoxification plant;
➢	The tailings delivery pipeline from the plant to the basin of the TSF;
➢	The tailings delivery and return water pumping system (floating barge, pump station buildings, pumps, motors, and all associated mechanicals and electrical aspects), and return water pipeline;
➢	A grout curtain being required under the base of the wall;
➢	Access Roads;

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➢	VAT.

17.7.3.16	Contingency
A contingency has been included and calculation based on previous studies where SENET has been involved. Different percentages have been applied to the various areas of the estimate, and relates to the level of detail applied to each aspect of the capital cost estimate.

17.7.3.17	Owners’ preproduction costs
These were derived by estimating costs associated with Banro's costs during the construction period.  These costs include pre-production build up in personnel during the construction phase, consultants, airfares, security, compensation, Bukavu office, community relations and environmental compliance.

17.7.3.18	Sustaining capital
Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an accumulated hourly basis.  Estimates for sustaining capital catered for the purchase of new mining equipment for underground operations, tailings upgrade, rehabilitation and closure costs.

17.7.4	Exclusions
The costs associated with/resulting from the following activities/issues were not included in this estimate:

➢	Scope changes;
➢	Escalation beyond the 4th quarter of 2010;
➢	Financing costs or interest during construction;
➢	Schedule delays such as those caused by labour disputes and environmental permitting activities;
➢	Geotechnical/Ground conditions significantly at variance to those assumed due to the lack of in-situ geotechnical information;
➢	Taxes and duties;
➢	Permits;
➢	Sunk costs;
➢	Currency fluctuations;
➢	Force majeure;
➢	Import duties;
➢	Extensional exploration;
➢	Completion of feasibility study to a “Bankable” level;
➢	Further study work prior to the start of basic engineering;
➢	Existing environmental liabilities – i.e. damage resulting from artisanal activities;
➢	Flora and fauna search and rescue;

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➢	Spoil site and borrow area opening and rehabilitation;
➢	Detoxification facilities to plant pollution control dam, waste rock dump dams and tailings facility detoxification pond;
➢	Landfill sites to the mine village and process plant;
➢	Pit water settlement dams;
➢	Environmental impacts of required access roads, hydroelectric power facility and associated power lines.

17.7.5	Escalation
No escalation has been allowed for in the estimate. EPCM contractor’s rates reflect rates expected in 4th quarter of 2010.

17.7.6	Taxes
In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Société Aurifère du Kivu et du Maniema, SARL (“SAKIMA”). In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

After the 10 year tax holiday, as described above, the project is subject to corporate taxation of 30% on profit.

Royalty payments, as agreed with Government will be paid as outlined below:

➢	1% of revenue as royalty payable when gold production commence
➢	In addition, 4% of operating profit paid to the Government

17.8	FINANCIAL ANALYSIS
This economic assessment has produced a cash flow valuation model for the Twangiza Phase 1 project based on the geological and engineering work completed to date. The financial analysis does not include the high grade valley fill material for which the optimal mining and processing methodology is being determined. The base case was developed using a long-term gold price of US$1,200 per ounce and 5% discount rate.  The financial model also reflects the favourable fiscal aspects of the mining convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production.  An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. Calculated sensitivities show the significant upside leverage to gold prices and the robust nature of the projected economics to operating assumptions:

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TABLE 17.8-1 - FINANCIAL ANALYSIS SUMMARY

ITEM	UNIT	GOLD PRICE OF US$1,200/oz @ 5% discount	GOLD PRICE OF US$1,400/oz @ 5% discount
LIFE OF MINE GOLD PRODUCTION	oz	1,004,796	1,004,796
PRODUCTION PERIOD	years	8.76	8.76
ANNUAL GOLD PRODUCTION	oz	114,744	114,744
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	378	378
TOTAL CASH OPERATING COSTS FOR FIRST 5 YEARS	US$/oz	356	356
LIFE OF MINE TOTAL CASH OPERATING COSTS	US$/oz	395	397
TOTAL CAPITAL COSTS	US$/oz	87	87
TOTAL PRODUCTION COSTS	US$/oz	482	484
POST-TAX NET PRESENT VALUE	US$ million	581	743
NET CASHFLOW AFTER TAX AND CAPEX	US$ million	692	883

17.8.1	Model assumptions
The assumptions used in the financial analysis are given in the table below.  The initial capital costs are inclusive of contingency.

TABLE 17.8-2 - FINANCIAL MODEL ASSUMPTIONS

ITEM	UNIT	VALUE
REVENUE
PLANT THROUGHPUT	TONS/annum	1,700,000
GOLD PRICE (LOWER LIMIT)	US$/oz	1,000
GOLD PRICE (BASE CASE)	US$/oz	1,200
GOLD PRICE (UPPER LIMIT)	US$/oz	1,400
DISCOUNT RATE	%	5%

FUEL PRICE
DIESEL	US$/liter	1.09

FISCAL
TAX FREE HOLIDAY	years	10
TAX RATE (YEAR 1 – 10)%		0
TAX YEAR (BEYOND YEAR 10)%		30
NSR ROYALTY	%	1.0
NET PROFIT ROYALTY	%	4.0
DEPRECIATION	%	0

CONVERSION FACTORS
KILOGRAMS TO OUNCES	kg/ troy ounce	32.1505
DIESEL FUEL DENSITY	t/m3	0.85
EXCHANGE RATE	ZAR : US$	7.496

OTHER
REFINING CHARGES, DORE TRANSPORT and INSURANCE	US$/oz	5.00
PERCENT OF CAPITAL EXPENDITURE (YEAR 2011)%		60

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17.9	SENSITIVITY ANALYSIS
A sensitivity analysis was performed on the after tax profits by varying the gold price between US$1,000 and US$1,600 per ounce.  The results are summarized below.

NET PRESENT VALUE (US$ ‘000)
GOLD PRICE (US$/oz)	0% DISCOUNT	5% DISCOUNT	10% DISCOUNT
1,600	1 074 285	904 218	776 882
1,500	978 789	823 433	707 089
1,400	883 293	742 649	637 296
1,300	787 797	661 864	567 503
1,200	692 301	581 079	497 711
1,100	596 805	500 294	427 918
1,000	501 280	419 490	358 112

NI43-101 TECHNICAL REPORT

17.9.1	Project life cash flow
TABLE 17.9-1 - CASH FLOW SUMMARY

			LIFE OF MINE
ITEM	UNIT	TOTAL	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
GOLD PRODUCTION	oz	1 004 796	87 733	106 682	106 347	114 507	134 271	134 706	129 143	98 054	79 765	13 586
GOLD PRICE	US$/oz	1 200	1200	1200	1200	1200	1200	1200	1200	1200	1200	1200
DIRECT OPERATING COSTS
MINING	US$ 000	73 463	6 811	8 284	9 096	7 734	7 550	6 647	7 086	7 223	7 420	5 612
PLANT	US$ 000	264 485	26 687	31 464	31 488	31 436	29 598	29 657	29 594	25 507	21 042	8 012
G & A + ASSAYING	US$ 000	41 817	4 987	4 987	4 987	4 987	3 645	3 645	3 645	3 645	3 645	3 645
TOTAL DIRECT OPERATING COST	US$ 000	379 765	38 485	44 735	45 570	44 156	40 793	39 949	40 325	36 376	32 107	17 270
ROYALTIES and REFINING
NSR ROYALTY	US$ 000	12 058	1 053	1 280	1 276	1 374	1 611	1 616	1 550	1 177	957	163
REFINING CHARGES	US$ 000	5 024	439	533	532	573	671	674	646	490	399	68
TOTAL ROYALTIES & REFINING	US$ 000	17 082	1 491	1 814	1 808	1 947	2 283	2 290	2 195	1 667	1 356	231
TOTAL CASH COSTS
TOTAL DIRECT OPERATING COST	US$ 000	379 765	38 485	44 735	45 570	44 156	40 793	39 949	40 325	36 376	32 107	17 270
TOTAL ROYALTIES & REFINING	US$ 000	17 082	1 491	1 814	1 808	1 947	2 283	2 290	2 195	1 667	1 356	231
TOTAL CASH COSTS	US$ 000	396 847	39 976	46 548	47 378	46 103	43 076	42 239	42 521	38 043	33 463	17 501
CAPITALISED EXPENDITURE
MINING – SUSTAINING CAPITAL	US$ 000	12 358	0	8 249	499	1 320	405.5	395.8	348.5	371.5	378.7	389.1
TAILINGS – SUSTAINING CAPITAL	US$ 000	71 420	11 700	10 335	8 450	9 230	8 125	11 830	11 750	0	0	0
POWER PLANT DEMOBILISATION	US$ 000	113	0	0	0	0	0	0	0	0	0	113
REHABILITATION & CLOSURE COSTS	US$ 000	3 385	0	0	0	0	0	0	0	0	0	3 385
TOTAL CAPITALISED EXPENDITURE	US$ 000	87 275	11 700	18 584	8 949	10 550	8 530	12 226	12 099	371	379	3 887
CASHFLOW
GROSS REVENUE	US$ 000	1 205 756	105 280	128 019	127 617)	137 409	161 125	161 648	154 972	117 665	95 718	16 304
DIRECT OPERATING COSTS	US$ 000	(379 765)	(38 485)	(44 735)	(45 570)	(44 156)	(40 793)	(39 949)	(40 325)	(36 376)	(32 107)	(17 270)
ROYALTY & REFINING CHARGES	US$ 000	(17 082)	(1 491)	(1 814)	(1 808)	(1 947)	(2 283)	(2 290)	(2 195)	(1 667)	(1 356)	(231)
RETURN ON WORKING CAPITAL	US$ 000	3 150	0	0	0	0	0	0	0	0	0	3 150
OPERATING PROFIT	US$ 000	812 059	65 303	81 471	80 239	91 306	118 050	119 408	112 451	79 622	62 255	1 953
TOTAL CAPITALISED EXPENDITURE	US$ 000	(87 275)	(11 700)	(18 584)	(8 949)	(10 550)	(8 530)	(12 226)	(12 099)	(371)	(379)	(3 887)
UNDISCOUNTED CASHFLOW (PRE-ROYALTY)	US$ 000	724 784	53 603	62 887	71 290	80 756	109 519	107 182	100 353	79 251	61 877	(1 934)
ROYALTY ON OPERATING PROFIT (4%)	US$ 000	(32 482)	(2 612)	(3 259)	(3 210)	(3 652)	(4 722)	(4 776)	(4 498)	(3 185)	(2 490)	(78)
NET CASH FLOW AFTER TAX & CAPEX	US$ 000	692 301	50 991	59 628	68 080	77 104	104 797	102 406	95 855	76 066	59 386	(2 012)
DISCOUNTED CASHFLOW (5% DISCOUNT)	US$ 000	581 079	52 250	58 191	63 276	68 250	88 346	82 219	73 295	55 394	41 188	(1 329)

NI43-101 TECHNICAL REPORT

18.	INTERPRETATION AND CONCLUSIONS

The initial feasibility study of the Twangiza project was completed in January 2009 and the results summarised in an earlier technical report. In July 2009 an update of the feasibility study was completed by SENET and SRK (SA). This update focused on optimisation studies undertaken on the Measured and Indicated Mineral Resources from which practical pits and mining schedules were developed. An economic model and financial analysis was also undertaken.

In August 2009, Banro announced its intention to begin construction of "Phase 1" of its Twangiza project by initially exploiting the oxide cap ahead of building the full scale facilities outlined in the July 2009 feasibility study report, and to that end acquired a gold plant capable of processing 1.3Mtpa of ore. Reconstruction of roads and bridges and infrastructure development near the mine site was completed in the first half of 2010 and by December 2010, mechanical construction of the gold plant was 50% complete. It is expected that the Twangiza mine will enter production in the fourth quarter of 2011.

The preliminary plant and infrastructure design for the oxide processing plant has been a focus of this study, to accommodate a stepwise increase in oxide processing from the initial design (1.3Mtpa) to 1.7Mtpa. The focus of this economic assessment has primarily been to identify the changes and modifications required to increase the annual throughput of the process plant to 1.7Mtpa from its current design capacity of 1.3Mtpa to mine and process the oxide component of the Twangiza Mineral Resource.

SRK Consulting (UK) Ltd. ("SRK (UK)") reviewed the independent estimate of the Mineral Resources at Twangiza, which was reported in Banro's press release dated January 14, 2009. For the purposes of this economic assessment, SRK (UK) has separated the Twangiza Mineral Resources into "Oxide" and "Non-Oxide" components.

As of the initial feasibility study, SRK (UK)’s Mineral Resource estimates has been restricted to an optimum pit shell which uses a US$1,000/oz gold price. SRK (UK) has not re-reported the Mineral Resource inside the US$1,200 pit shell used for reporting Mineral Reserves because the pit shells are already limited by the base of the oxide, and subsequently only a very slight increase in Mineral Resource would be expected in lateral extensions.

The Oxide Mineral Resource estimates are found within three deposits: Twangiza Main, Twangiza North, and the transported Twangiza “Valley Fill” material. Up to 93 % of the Oxide Mineral Resource is from the Twangiza Main and North deposits with the Valley Fill material containing 7 % of the resource. The Valley Fill material has been classified as Inferred and would require further infill sampling to convert it to a higher confidence resource, as well as additional metallurgical (ore) characterisation tests to determine its properties and effect on process plant throughput rates. This Valley Fill material has not been included in any production schedules or reserve estimates. Both Twangiza Main and Twangiza North are open at depth. The Measured and Indicated Oxide Mineral Resources of Twangiza Main and North have been used for the optimisation studies and for the development of the practical pits and mining schedules. An economic model and financial analysis was also undertaken.

NI43-101 TECHNICAL REPORT

The two deposits at Twangiza are planned to be mined simultaneously to provide the optimum grade and throughput of 1.7 million tonnes of oxide ore to the processing plant in the initial years. The Twangiza Project has a favourable stripping ratio of 1.52, which is an important contributing factor to Twangiza’s low operating costs.

This study has been done with specific focus on the Oxide portion of the ore body by SRK (SA) and SENET at Banro’s request.

The Twangiza Oxide project demonstrates a robust economic outlook. Further exploration work is planned with the objective of adding additional oxide ounces to the Twangiza project with a focus on the neighbouring targets. These targets include the Twangiza East and West flanking structures to the immediate east and west of the Twangiza Main deposit and the Mufwa, Ntula, Kaziba and Tshondo prospects, which are within trucking distance of the proposed plant site. The Mufwa, Ntula, Kaziba and Tshondo prospects are being evaluated to determine the feasibility of economically processing their ores at Twangiza. These targets are expected to boost the ounce profile over and above the numbers released in this study. The proposed exploration budget for Twangiza for 2011 is US$6.9 million.

NI43-101 TECHNICAL REPORT

19.	RECOMMENDATIONS

19.1	SRK RECOMMENDATIONS
SRK recommends that the following work be undertaken as soon as practically possible.

➢
Test results for the Geotechnical and Hydrogeological Investigation need to be incorporated into the slope stability analysis as the Mining study applied the slope angles as determined for the PFS and the Updated FS.  This is also required for the stability of the waste dumps;

➢	An investigation of the acid rock drainage potential of the reject stockpile and the waste dumps;
➢	Further investigation into the operating cost using a mining contractor should be undertaken.

19.2	SENET RECOMMENDATIONS

19.2.1	Procurement of additional capital equipment
SENET recommends that the procurement of the processing plant equipment that would require replacement or upgrading in order to allow for the increase in annual throughput from 1.3Mtpa to 1.7Mtpa, be expedited as soon as practically possible. This would minimise the risk associated with incurring production downtime during equipment selection and the definition of construction philosophy.

19.2.2	Detailed engineering
The detailed engineering design and procurement of plant equipment would be executed concurrently with the final stages of construction and commissioning of the processing plant in its current configuration.  For this reason, it is recommended that the design activities associated with the process plant upgrade be initiated as soon as possible. This would ensure continuity within the existing SENET project team, and a seamless transition into the design activities associated with the process plant upgrade.

19.2.3	Construction plan
The installation of new plant equipment would be planned with the majority of the installation work taking place during the ramp-up phase of the processing plant towards achieving nameplate capacity at 1.3Mtpa, with smaller tie-ins taking place during planned maintenance shutdowns.  The steel structures and pipe work in the areas requiring more extensive modifications would be pre-erected where practical and installed during shutdowns specifically planned for these events. It is therefore recommended that a detailed construction plan be developed to ensure minimal disruptions to production.

NI43-101 TECHNICAL REPORT

19.2.4	Recommendations from comminution circuit review by Orway Mineral Consultants
The milling circuit mill sizes should be reviewed once the preferred circuit configuration is selected and expected fed blend defined when the mining schedule is confirmed.

The milling turndown scenarios need to be investigated when softer oxide and transition ores are treated.

19.3	METAGO ENVIRONMENTAL ENGINEERS’ RECOMMENDATIONS
Acid drainage assessments undertaken during 2010 year indicated that the oxide ore contains arsenopyrite, and hence an elevated level of arsenic leachate could be expected. This needs to be taken into account during operations.

NI43-101 TECHNICAL REPORT

20.	DATE AND SIGNATURE PAGE

The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Martin Pittuck of SRK, H.G. Waldeck of SRK (SA), Rudi Rautenbach of SENET and Steven Dorman of Metago Environmental Engineers.  The effective date of this report is March 9, 2011.

Signed the 9th day of March, 2011.

(signed) “Martin Pittuck”
Martin Pittuck BSc, MSc, CEng, MIMMM
Principal Resource Geologist
SRK Consulting (UK) Limited

(signed) “H.G. Waldeck”
H.G. Waldeck Pr.Eng
Partner
SRK Consulting (SA) Ltd.

(signed) “Rudi Rautenbach”
Rudi Rautenbach Pr.TechEng Pr.SciNat
Studies Manager
SENET (Pty) Ltd.

(signed) “Steven Dorman”
Steven Dorman Pr.Eng
Managing Director
Metago Environmental Engineers (Pty) Ltd.

NI43-101 TECHNICAL REPORT

21.	CERTIFICATES OF QUALIFIED PERSONS

21.1	MARTIN PITTUCK
I, Martin Pittuck, BSc, MSc, C.Eng, MIMMM, do hereby certify that:

➢	I am a Principal Resource Geologist with SRK Consulting (UK) Limited, Churchill House, Churchill Way, Cardiff, CF10 2HH, United Kingdom;
➢	I graduated with a BSc in Geochemistry from Royal Holloway, University of London in 1993 and with an MSc in Mineral Resources from Cardiff College, University of Wales in 1995;
➢	I am a registered professional member of the Institute of Materials, Minerals and Mining and I became a Chartered Engineer in 2003;
➢
I have over 12 years’ experience in the appraisal of mineral projects, specializing in resource and reserve estimation and management of multiple technical disciplines that affect the financial appraisal of potential or operating mines. I have undertaken such work on several similar open pit gold mine projects in Africa;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 (“NI43-101”). I am responsible for supervising the preparation of items 1.3, 5 to 13  and 16 of the technical report dated March 9, 2011 and entitled “Economic Assessment NI43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”);

➢	I have visited the Twangiza property most recently for 1 day on April 16, 2008 and several times previously.
➢	I am independent of Banro Corporation as described in section 1.4 of NI43-101;
➢	I have had no prior involvement with the property that is the subject of the Report;
➢	I have read NI43-101 and the Report has been prepared in compliance with NI43-101;
➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 9th day of March, 2011.

(signed) “Martin Pittuck”
Martin Pittuck BSc, MSc, CEng, MIMMM

NI43-101 TECHNICAL REPORT

21.2	H.G. WALDECK
I, H.G. Waldeck, do hereby certify that:

➢	I am a Principal Consultant with of SRK Consulting (South Africa) (Pty) Ltd., 265 Oxford Road, Illovo, South Africa;
➢
I am a graduate of the University of Pretoria with a BSc in Mining Engineering obtained in 1971. I obtained a MBA from the University of Potchefstroom in 1975. I have practised my profession continuously since 1972;

➢
I was awarded a Mine Manager's Certificate of Competency (Metalliferous) in 1974 and have been registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 910077) since 1991. I am a Fellow of the South African Institute of Mining and Metallurgy and an Associate Member of the Association of Mine Managers of South Africa. I have worked as a mining engineer for more than 38 years since my graduation from university;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 (“NI43-101”). I am responsible for supervising the preparation of items 17.1 and 17.5 of the technical report dated March 9, 2011 and entitled “Economic Assessment NI43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”);

➢	I have visited the Twangiza property in person for 3 days during December 2007;
➢	I am independent of Banro Corporation as described in section 1.4 of NI 43-101;
➢	I have had no prior involvement with the property that is the subject of the Report;
➢	I have read NI43-101 and the Report has been prepared in compliance with NI43-101;
➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 9th day of March, 2011.

(signed) “H.G. Waldeck”
H.G. Waldeck Pr.Eng

NI43-101 TECHNICAL REPORT

21.3	RUDI RAUTENBACH
I, Rudi Rautenbach, do hereby certify that:

➢	I am employed as the Studies Manager with SENET in the field of mineral processing;
➢	I graduated with a National Higher Diploma in Extractive Metallurgy from the University of Johannesburg in 1997;
➢	I have worked as a metallurgist for a total of 13 years since my graduation in 1997. My relevant experience for the purpose of the technical report is:
▪	Metallurgist at Harmony Gold and ITM Mining (1997 – 2000)
▪	Process Engineer at Bateman and MDM Engineering (2001 – 2004)
▪	Metallurgical Manager at Trans Hex Angola (2005 – 2006)
▪	Lead Process Engineer at Bateman and SNC-Lavalin (2006 – 2008)
▪	Studies Manager at SENET (2008 to present)
➢
I am a member of the South African Institute of Mining and Metallurgy, a registered Professional Engineering Technologist with the Engineering Council of South Africa and a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions in the field of Metallurgy;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 (“NI43-101”). I am responsible for supervising the preparation of items 1.1, 1.2, 1.4 to 1.8, 2.1 to 2.6, 3, 4, 14, 15, 17.2, 17.4, 17.6 to 17.9, 18 and 19 of the technical report dated March 9, 2011 and entitled “Economic Assessment NI43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”);

➢	I visited the Twangiza site in October 2010, and spent a total of 5 days in the area;
➢	I am independent of Banro Corporation as described in section 1.4 of NI 43-101;
➢	I have had no prior involvement with the property that is the subject of the Report;
➢	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101;
➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 9th day of March, 2011.

(signed) “Rudi Rautenbach”
Rudi Rautenbach Pr.TechEng Pr.SciNat

NI43-101 TECHNICAL REPORT

21.4	STEVEN DORMAN
I, Steven A Dorman, do hereby certify that:

➢	I am employed as a Principal Engineer at, and Director of, Metago Environmental Engineers (Pty) Ltd, Metago House, Fourways, Johannesburg, South Africa.
➢
I graduated with a BSc (Eng) (Civil) from the University of Natal, South Africa, in 1978, and obtained a Graduate Diploma in Engineering (GDE) from the University of Witwatersrand (South Africa) in 1988;

➢
I have worked for 30 years in the civil engineering, specialising in geotechnical engineering and associated mine waste management since 1985, and for the purpose of the technical report my employment history and experience is as follows:

▪	Ministry of Water Development (Zimbabwe) – Dam Designs Branch (1979 to 1980);
▪	Keeve Steyn and Partners (South Africa) - Industrial Effluent Disposal Schemes (1981 to 1984);
▪	Steffen Robertson and Kirsten (SRK Consulting South Africa) - Tailings and Mine Waste (1985 to 1998);
▪	Metago Environmental Engineers (Pty) Ltd – Tailings and Mine Waste (1998 to present);
➢	I am a registered Professional Engineer with the Engineering Council of South Africa and a member of the South African Institute of Civil Engineers;
➢
I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). I am responsible for item 17.3 of the technical report dated March 9, 2011 and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Report");

➢	I have visited the Twangiza site four times over the past 18 months and have spent over 20 days in the area;
➢	I am independent of Banro Corporation as described in section 1.4 of NI 43-101;
➢	I have had no prior involvement with the property that is the subject of the Report;
➢	I have read NI 43-101 and the Report has been prepared in compliance with NI43-101;
➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 9th day of March, 2011.

(signed) “Steven Dorman”
Steven Dorman Pr.Eng

NI43-101 TECHNICAL REPORT

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 9, 2011 and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Technical Report")

I, Steven Dorman, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated March 4, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 10th day of March, 2011.

(signed) "Steven Dorman"
Steven Dorman

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 9, 2011 and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Technical Report")

I, Martin Pittuck, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated March 4, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 10th day of March, 2011.

(signed) "Martin Pittuck"
Martin Pittuck

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 9, 2011 and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Technical Report")

I, Rudi Rautenbach, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated March 4, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 10th day of March, 2011.

(signed) "Rudi Rautenbach"
Rudi Rautenbach

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 9, 2011 and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Technical Report")

I, H.G. Waldeck, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated March 4, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 10th day of March, 2011.

(signed) "H.G. Waldeck"
H.G. Waldeck